Filed Pursuant to Rule 424(b)(4)
Registration No. 333-207454

7,750,000 Shares

Mimecast Limited

Ordinary Shares

This is an initial public offering of ordinary shares of Mimecast Limited. We are selling 7,750,000 ordinary shares.

Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price per share is $10.00. Our ordinary shares have been approved for listing on the NASDAQ Global Select Market under the symbol “MIME”.

See “Risk Factors” on page 13 to read about factors you should consider before buying the ordinary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$10.00	$77,500,000
Underwriting discount(1)	$0.70	$5,425,000
Proceeds, before expenses, to us	$9.30	$72,075,000

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 7,750,000 ordinary shares, the underwriters have the option to purchase up to an additional 591,000 shares from us and up to an additional 571,500 shares from the selling shareholders at the initial public offering price less the underwriting discount. We will not receive any of the proceeds from the sale of up to 571,500 shares by the selling shareholders.

The underwriters expect to deliver the shares against payment in New York, New York on November 24, 2015.

Goldman, Sachs & Co.	Barclays	Jefferies	RBC Capital Markets

Oppenheimer & Co.

Prospectus dated November 18, 2015

Email is the frontline of growing **risks** and **cyber security threats** to organizations

Employees

spam | **spear-phishing** | malware
viruses | **identity theft** | snooping

Data

theft | **leaks** | ransomware | loss | **exfiltration**

Infrastructure

disaster | **outage** | power failure | DDOS

mimecast®

Making email safer for business

Prospectus

We and the selling shareholders have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the selling shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: We, the selling shareholders and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.

The trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

References in this prospectus to “Mimecast UK” are to Mimecast Limited, which was incorporated under the laws of England and Wales with company number 04698693 on March 14, 2003 as a private company limited by shares, and references to “Mimecast Limited” refer to the company incorporated under the laws of the Bailiwick of Jersey with company number 119119 on July 28, 2015 that is selling its ordinary shares in this offering.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying our ordinary shares. You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 13, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 49 and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before deciding to invest in our ordinary shares.

Company Overview

We are a leading provider of next generation cloud security and risk management services for corporate information and email. Our fully-integrated suite of proprietary cloud services protects customers of all sizes from the significant business and data security risks to which their email system exposes them. We protect customers from today’s rapidly changing threat landscape where email has become a powerful attack vector and data leak concern. We also mitigate the significant business disruption that email failure or downtime causes. In addition, our archiving services secure, store and manage critical corporate communications and information to address growing compliance and e-discovery requirements and enable customers to use this increasing archive of information to improve employee productivity.

Email is a critical tool for organizations of all sizes. Protecting and managing email has become more complicated due to expanding security and compliance requirements and the rapid increase in both the volume and the importance of the information transmitted via email. Organizations are increasingly at risk from security breaches of sensitive data as sophisticated email-based attacks and data leaks have become more common. Additionally, organizations are not just using email for communication, they are also increasing their use of email archives as an active repository of vital corporate information needed to meet compliance requirements and support employee productivity. As a result, email represents one of the highest concentrations of business risk that organizations may face.

We developed our proprietary cloud architecture to offer customers comprehensive email security, continuity and archiving capabilities in a single service that makes it easier for them to protect themselves effectively in a worsening and rapidly changing security and risk environment. Providing a fully-integrated service also simplifies ongoing management and service deployment. Customers can then decommission the often costly and complex point products and on-premises technology they have traditionally used to tackle these risks. We also make it easier for customers to move more of their IT workloads to the cloud.

We serve approximately 15,200 customers and protect millions of their employees across the world. Our service scales effectively to meet the needs of customers of all sizes and we have optimized our sales organization and channel to address each segment effectively. We have more than 600 employees in nine offices in the United States, the United Kingdom, Australia and South Africa. For the fiscal years ended March 31, 2013, 2014 and 2015, our revenues were $66.8 million, $88.3 million and $116.1 million, respectively, representing year-over-year growth of 32% for 2014 and 31% for 2015. Revenue growth on a constant currency basis was 37% and 33% for the fiscal years ended March 31, 2014 and 2015, respectively. For the six months ended September 30, 2014 and 2015, our revenues were $55.5 million and $67.8 million, respectively, representing year-over-year growth for the period of 22%. Growth for this period was 30% on a constant currency basis. Our net losses were $14.3 million and $16.9 million in the fiscal years ended March 31, 2013 and 2014, respectively, and our net income was $0.3 million in the fiscal year ended March 31, 2015. Our net loss for the six months ended September 30, 2015 was $0.1 million.

Industry Background

A number of key considerations are leading to an increased customer need for email security, continuity and archiving services:

•	Email is Critical to all Organizations. Email continues to be the primary way organizations exchange information and communicate externally and internally.

•	The Amount of Critical and Sensitive Data in Email Archives is Growing Rapidly. The email archive is increasingly used by employees as their primary repository to save and access important information. As a result, the volume and value of this data continues to grow.

•	Email is a Primary Security Target for Advanced Cyber-Attacks. Well organized and funded, including state-backed, hackers and cyber-criminals are using email-based attacks to target organizations to disrupt their operations, steal sensitive corporate data and gain access to valuable intellectual property.

•	Data Protection, Cybersecurity and Data Privacy are Key Compliance and Regulatory Concerns for all Organizations. Governments, regulators and industry groups globally continue to enact or amend legislation and standards regarding data protection, cybersecurity and data privacy. These laws place growing obligations on organizations of all sizes, particularly those in regulated industries, to store, protect, process, share and transmit data safely, or risk significant sanctions and the threat of civil litigation.

•	Restrictions IT Teams Put on Email Create New Security Risks. IT teams are under pressure to reduce storage costs and improve infrastructure performance, and this often results in steps that limit unfettered usage of email, driving employees to seek solutions outside the secure corporate network creating new security risks.

•	Email Downtime is Disruptive to Employee Productivity. Given the critical nature of email for business communication and the importance of its information archive, email outages have become increasingly disruptive and costly because of the resulting impact on employee productivity.

•	IT Workloads, Including Business Productivity Tools, are Moving to the Cloud. Organizations of all sizes are adopting cloud-based technologies to reduce the cost and complexity of their IT infrastructure and increase performance and flexibility. As organizations consider which workloads to move to the cloud, IT teams are looking beyond moving infrastructure and looking to shift traditional productivity tools to services such as Microsoft’s Office 365 or Google Apps for Work.

•	Business Email Mailboxes are Moving to the Cloud, but this Creates New Risks to Mitigate. Moving email mailboxes to a single cloud vendor creates new security, continuity and archiving risks that need to be mitigated. These risks have delayed adoption of cloud mailbox services by many organizations, particularly larger enterprises.

•	Traditional Email Security, Continuity and Archiving Alternatives can be Inadequate and do not Address Increasing Customer Requirements and Protect Against Next Generation Security Threats. To address security and archiving needs, many organizations have deployed a complex array of disparate or point products on-premises, or as cloud-based versions hosted by the vendor. These technologies are typically from multiple vendors and often only address narrow uses and problems. They can also be difficult to integrate and inflexible, as well as complex and expensive to manage as email and data volumes grow.

Our Market Opportunity

The growing need of organizations to mitigate the risks of email and data security, continuity and archiving has already established a significant industry beyond the mail server. Based on recent Gartner reports, combined spending in markets catering to enterprise information and email security, continuity and archiving, which include Secure Email Gateway, Backup and Recovery Software, E-Discovery Software and Data Loss Prevention, was $9.4 billion in 2014 and will grow to $11.6 billion in 2017. We believe there is a considerable need for a comprehensive integrated cloud solution that can address the needs of customers in these markets.

Our Solution

Our fully-integrated suite of next generation cloud services for security, continuity and archiving, is designed to protect email and deliver comprehensive email risk management beyond the primary mail server. We protect customers from the growing threat to email and the corporate data it contains. We also help organizations securely and cost effectively archive their growing email and file repositories, and ensure email remains available in the event of a primary system failure or scheduled maintenance downtime. The key customer benefits of our service include:

•	Comprehensive Email and Data Risk Management in a Single, Unified Cloud Service. Our services integrate a range of technologies into a comprehensive service that would otherwise require an array of individual devices or services from multiple vendors. As a result, our customers are able to decommission these technologies and reduce the cost and complexity of their infrastructure as a result.

•	Best-of-Breed Security, Continuity and Archiving Services. We believe our customers should not have to compromise on the quality of their email security, continuity or archiving services in order to benefit from integration. Our strategy is to develop best-of-breed capabilities within our integrated service to compete successfully with industry-leading point products.

•	Web Scale Performance for Organizations of All Sizes. Our cloud service is built to address the most demanding scale, performance and availability requirements of large enterprises but delivers this as a subscription-based cloud service that puts these capabilities within the reach of small and mid-market organizations too.

•	Compelling Return on Investment. Customers can decommission a range of individual technologies they use for security, continuity and archiving and move to a subscription-based service and benefit from a long term cost improvement as result.

•	Easy to Deploy and Manage. Our service is designed to be easier to deploy than alternative technologies. Customers simply route their email traffic through our cloud and can be up and running in a matter of days and sometimes less. Each customer then manages the service centrally via a single web-based administration console that supports all their subscribed services. Additional services can be deployed easily from the same console.

•	Highly Agile and Adaptable Service. We are continually improving our cloud architecture and services. Our common code base and multi-tenant cloud architecture enables us to perform maintenance updates and add new features or products by updating our core code base once. Continuous service development and multi-tenant rapid deployment also means we can keep pace with emerging threats to protect and respond quickly to changing customer needs.

•	An Easier Move of Additional Critical Workloads to the Cloud. Our cloud service enables customers to decommission on-premises technologies that have been a significant historical barrier to migrating email mailboxes to the cloud, and supports customers wanting to adopt cloud services more broadly in their organization.

•	A Safer Office 365 or Google Cloud Email and Data Implementation. Our cloud service mitigates the single-vendor exposure and security, service continuity and data assurance risks created by a move to these cloud email services.

Our Growth Strategy

Our growth strategy is focused on the following:

•	Grow Revenue From Our Existing Customer Base. We intend to continue proactively broadening our reach with our existing customers by selling additional services.

•	Acquire New Customers. We will continue to invest in a direct sales force combined with a focused channel strategy designed to serve the various requirements of small, mid-market and large enterprises and to bring new customers onto our cloud architecture.

•	Actively Invest in Our Channel Partner Network. We intend to further invest in our network of channel partners to extend our global sales, service and support capabilities.

•	Develop Our Technology and Release New Services. We will continue to build on our current capabilities and exploit additional opportunities in adjacent areas to those we serve today.

•	Continue to Expand Our Geographic Presence. We plan to investigate additional international expansion from our regional bases in the United States (for North America), the United Kingdom (for Europe), South Africa (for Africa and the Middle East) and Australia (for Asia-Pacific).

•	Target Organizations Moving Workloads to the Cloud. As more organizations move IT workloads to the cloud, we believe we are well-positioned to take advantage of growth opportunities that exist from augmenting services, including Office 365 and Google Apps for Work with critical security, continuity and archiving services.

Risks Related to Our Business

Our business is subject to numerous risks, as highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	We have incurred losses in the past, and we may not be able to achieve or sustain profitability for the foreseeable future.

•	Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

•	The markets in which we participate are highly competitive, with several large established competitors, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

•	Failure to effectively expand our sales and marketing capabilities could harm our ability to acquire new customers and achieve broader market acceptance of our services.

•	If we are unable to maintain successful relationships with our channel partners, our ability to acquire new customers could be adversely affected.

•	We provide service level commitments under our subscription agreements and, as a result of a recent external network DDoS attack, we voluntarily paid service credits to customers. Any future service disruption could obligate us to provide refunds and we could face subscription terminations, which could adversely affect our revenue.

•	Our business depends substantially on customers renewing their subscriptions with us. A decline in our customer renewals would harm our future operating results.

•	If we are unable to sell additional services and features to our existing customers, our future revenues and operating results will be harmed.

•	If we are not able to provide successful updates, enhancements and features to our technology to, among other things, keep up with emerging threats and customer needs, our business could be adversely affected.

•	Data security and integrity are critically important to our business, and breaches of our information and technology networks and unauthorized access to a customer’s data could harm our business and operating results.

•	Because we recognize revenue from subscriptions for our services over the term of the agreement, downturns or upturns in new business may not be immediately reflected in our operating results and may be difficult to discern.

•	Fluctuations in currency exchange rates could adversely affect our business.

Our History and Structure

Mimecast Limited was incorporated under the laws of the Bailiwick of Jersey with company number 119119 on July 28, 2015 as a public company limited by shares for the purpose of effecting this offering. On November 4, 2015, Mimecast Limited became the holding company of Mimecast UK, a private limited company incorporated in 2003 under the laws of England and Wales, and its subsidiaries by way of a share-for-share exchange in which the shareholders of Mimecast UK exchanged their shares in Mimecast UK for an identical number of shares of the same class in Mimecast Limited. Following the exchange, the historical consolidated financial statements of Mimecast UK included in this prospectus became the historical consolidated financial statements of Mimecast Limited.

Corporate Information

Our principal office is located at CityPoint, One Ropemaker Street, Moorgate, London, United Kingdom EC2Y 9AW, and our telephone number is +44 (0) 20 7300 7000. Our website address is www.mimecast.com. The information contained on, or that can be accessed from, our website does not form part of this prospectus. Our agent for service of process in the United States is Mimecast North America, Inc., 480 Pleasant Street, Watertown, MA 02472.

THE OFFERING

Ordinary shares offered by us	7,750,000 shares

Ordinary shares outstanding after this offering	54,002,598 shares (or 54,593,598 shares if the underwriters’ option to purchase additional shares in this offering is exercised in full)

Option to purchase additional ordinary shares	We and the selling shareholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 591,000 additional ordinary shares from us and up to 571,500 ordinary shares from the selling shareholders.

Use of proceeds	We estimate that the net proceeds from the sale of our ordinary shares in this offering will be approximately $67.9 million (or approximately $73.4 million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon the initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, we have no specific plans for the use of the net proceeds of this offering. We currently anticipate that we will use the net proceeds of this offering for working capital and other general corporate purposes. We expect to continue to invest in and to grow our research and development capabilities as well as expand our sales and marketing teams. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. If the underwriters’ option to purchase additional shares is exercised, we will not receive any of the proceeds from the sale of up to 571,500 shares by the selling shareholders. The selling shareholders consist of members of our senior management. See the sections titled “Use of Proceeds,” “Principal and Selling Shareholders” and “Underwriting” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ordinary shares.

NASDAQ trading symbol	MIME

The total number of ordinary shares that will be outstanding after this offering is based on 46,252,598 ordinary shares outstanding as of September 30, 2015, and excludes:

•	6,109,916 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2015 at a weighted-average exercise price of $3.38 per share;

•	57,273 ordinary shares reserved for future issuance as of September 30, 2015 under our equity incentive plans that were in effect prior to the completion of this offering; and

•	5,500,000 ordinary shares reserved for future issuance under our 2015 Share Option and Incentive Plan, and 1,100,000 ordinary shares reserved for future issuance under our 2015 Employee Share Purchase Plan, each of which will become effective upon the closing of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options described above;

•	that the underwriters do not exercise their option to purchase up to 591,000 additional ordinary shares from us and 571,500 ordinary shares from the selling shareholders;

•	the adoption and effectiveness of our amended and restated articles of association immediately prior to the closing of this offering;

•	the conversion of all of our outstanding Series A and Series B preferred shares into 12,576,364 ordinary shares upon the closing of this offering;

•	the conversion or re-designation of all of our outstanding Founder, Class A, Class B and Class C ordinary shares into 33,676,234 ordinary shares upon the closing of this offering, based on the initial public offering price of $10.00 per share(1); and

•	the 1-for-6 share consolidation effected on November 5, 2015.

(1)	Pursuant to the terms of our articles of association that were in effect prior to the completion of this offering, upon the closing of an initial public offering, each outstanding Class C ordinary share is convertible into that number of ordinary shares equal to a fraction, the numerator of which is the excess of the initial public offering price over £0.372 and the denominator is the initial public offering price. As a result, based on the initial public offering price of $10.00 per share, the aggregate number of ordinary shares into which the 550,000 outstanding Class C ordinary shares are convertible will be 519,072 ordinary shares in the aggregate. For purposes of the Class C ordinary share conversion, the conversion factor of £0.372 has been translated into U.S. dollars at the rate of £1.00 to $1.5116, the noon buying rate quoted as of September 30, 2015 by the Federal Reserve Bank of New York.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present summary consolidated financial and other data for our business. You should read this information together with the section entitled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

We derived the consolidated statements of operations data for the years ended March 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the year ended March 31, 2013 from our unaudited consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for the six months ended September 30, 2014 and 2015 and the consolidated balance sheet data as of September 30, 2015 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year ended March 31,			Six months ended September 30,
	2013	2014	2015	2014	2015
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$66,750	$88,315	$116,085	$55,546	$67,835
Cost of revenue(1)	21,165	28,673	36,821	18,062	20,069

Gross profit	45,585	59,642	79,264	37,484	47,766

Operating expenses
Research and development(1)	11,019	12,844	14,461	7,910	7,463
Sales and marketing(1)	35,635	46,971	51,224	26,501	27,977
General and administrative(1)	13,666	11,187	15,806	9,528	8,713
Restructuring	—	—	1,203	1,263	—

Total operating expenses	60,320	71,002	82,694	45,202	44,153

(Loss) income from operations	(14,735)	(11,360)	(3,430)	(7,718)	3,613
Other income (expense)
Interest income	77	86	62	33	29
Interest expense	(844)	(542)	(703)	(311)	(345)
Foreign exchange income (expense)	1,188	(5,055)	4,508	640	(3,100)

Total other income (expense), net	421	(5,511)	3,867	362	(3,416)

(Loss) income before provision for income taxes	(14,314)	(16,871)	437	(7,356)	197
Provision for income taxes	15	19	152	76	278

Net (loss) income	$(14,329)	$(16,890)	$285	$(7,432)	$(81)

	Year ended March 31,			Six months ended September 30,
	2013	2014	2015	2014	2015
	(in thousands, except per share data)
Net (loss) income per share applicable to ordinary shareholders:(2)
Basic	$(0.46)	$(0.53)	$0.01	$(0.23)	$(0.00)

Diluted	$(0.46)	$(0.53)	$0.01	$(0.23)	$(0.00)

Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	31,060	31,719	32,354	32,058	33,371
Diluted	31,060	31,719	36,075	32,058	33,371

Pro forma net loss per share applicable to ordinary shareholders:(3)
Basic			$(0.03)		$(0.04)

Diluted			$(0.03)		$(0.04)

Pro forma weighted-average number of ordinary shares used in computing pro forma net loss per share applicable to ordinary shareholders:
Basic			44,899		45,916
Diluted			44,899		45,916

	At September 30, 2015
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$34,051	$34,051	$103,508
Property and equipment, net	24,377	24,377	24,377
Total assets	95,865	95,865	162,622
Debt, current and long-term	9,961	9,961	9,961
Deferred revenue, current and long-term	57,496	57,496	57,496
Convertible preferred shares	59,305	—	—
Total shareholders’ (deficit) equity	(49,030)	10,275	78,150

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(dollars in thousands)
Supplemental Financial and Other Data:
Revenue constant currency growth rate(6)	37%	33%	34%	30%
Revenue retention rate(7)	105%	107%	105%	108%
Total customers(8)	10,300	13,800	11,800	15,200
Adjusted EBITDA(9)	$(1,170)	$14,227	$3,360	$10,799

(1)	Share-based compensation expense included in these line items was as follows:

	Year ended March 31,			Six months ended September 30,
	2013	2014	2015	2014	2015
	(in thousands)
Cost of revenue	$239	$151	$151	$110	$129
Research and development	174	291	544	152	74
Sales and marketing	2,663	395	1,684	1,417	851
General and administrative	3,600	395	3,047	2,547	925

Total share-based compensation expense	$6,676	$1,232	$5,426	$4,226	$1,979

(2)	Basic and diluted net (loss) income per share applicable to ordinary shareholders is computed based on the weighted-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus.

(3)	Pro forma basic and diluted net loss per share applicable to ordinary shareholders and pro forma weighted-average shares outstanding has been computed to give effect to the conversion of all of our outstanding convertible preferred shares into ordinary shares, as well as the conversion of the 550,000 outstanding Class C ordinary shares into 519,072 ordinary shares, which will occur upon the closing of this offering as if such conversions occurred as of the date of original issuance, but does not give effect to the issuance of shares in connection with this offering. Additionally, pro forma net loss includes share-based compensation expense of $1.8 million related to share-based awards that have satisfied the service condition as of September 30, 2015, which will become exercisable upon the closing of this offering. For additional information on the conversion of the preferred shares and the conversion of the Class C ordinary shares, see Notes 7 and 8 to the notes to our consolidated financial statements included elsewhere in this prospectus.

(4)	The pro forma column reflects: (i) the automatic conversion of all outstanding convertible preferred shares into an aggregate of 12,576,364 ordinary shares, which conversion will occur upon the closing of this offering, (ii) the automatic conversion of the 550,000 outstanding Class C ordinary shares into 519,072 ordinary shares, which conversion will occur upon the closing of this offering, and (iii) share-based compensation expense of $1.8 million related to share-based awards that have satisfied the service condition as of September 30, 2015, which will become exercisable upon the closing of this offering.

(5)	Gives effect to the pro forma adjustments described in footnote (4) above as well as the sale by us of 7,750,000 ordinary shares in this offering at the initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Additionally, for purposes of the pro forma as adjusted amounts shown above, the net proceeds to be received by us from the sale of ordinary shares in this offering of $67.9 million has been increased by approximately $1.6 million to reflect the estimated offering expenses which had been paid by us as of September 30, 2015.

(6)	In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our revenue from one period to another using a constant currency. To determine the revenue constant currency growth rate for the fiscal years below, revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior period’s foreign currency exchange rates. For example, the average rates in effect for the fiscal year ended March 31, 2014 were used to convert revenue for the year ended March 31, 2015 and the revenue for the comparable prior period ended March 31, 2014, rather than the actual exchange rates in effect during the respective period. Revenue constant currency growth rate is a non-GAAP financial measure. A reconciliation of this non-GAAP measure to its most directly comparable U.S. GAAP measures for the respective periods can be found in the table below.

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$88,315	$116,085	$55,546	$67,835
Revenue year-over-year growth rate, as reported	32%	31%	37%	22%
Estimated impact of foreign currency fluctuations	5%	2%	(3)%	8%
Revenue constant currency growth rate	37%	33%	34%	30%

The impact of foreign exchange rates is highly variable and difficult to predict. We use revenue constant currency growth rate to show the impact from foreign exchange rates on the current period revenue growth rate compared to the prior period revenue growth rate using the prior period’s foreign exchange rates. In order to properly understand the underlying business trends and performance of our ongoing operations, we believe that investors may find it useful to consider the impact of excluding changes in foreign exchange rates from our revenue growth rate.

We believe that presenting this non-GAAP financial measure in this report provides investors greater transparency to the information used by our management for financial and operational decision-making and allows investors to see our results “through the eyes” of management. We also believe that providing this information better enables our investors to understand our operating performance and evaluate the methodology used by management to evaluate and measure such performance.

However, this non-GAAP measure should not be considered in isolation or as a substitute for our financial results prepared in accordance with U.S. GAAP. For example, revenue constant currency growth rates, by their nature, exclude the impact of foreign exchange, which may have a material impact on U.S. GAAP revenue. Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and therefore other companies may calculate similarly titled non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

(7)	We calculate our revenue retention rate by annualizing revenue on a constant currency basis recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is based on the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(8)	Rounded up to the nearest hundred customers.

(9)	Adjusted EBITDA is a non-GAAP financial measure that we define as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, the provision for income taxes and foreign currency exchange (expense) income.

We believe that Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as a measure of operating performance. This non-GAAP measure should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using a non-GAAP financial measure, including that other companies may calculate this measure differently than we do, that it does not reflect our capital expenditures or future requirements for capital expenditures and that it does not reflect changes in, or cash requirements for, our working capital.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net (loss) income	$(16,890)	$285	$(7,432)	$(81)
Depreciation and amortization	8,958	11,028	5,589	5,207
Interest expense, net	456	641	278	316
Provision for income taxes	19	152	76	278
Restructuring	—	1,203	1,263	—
Share-based compensation expense	1,232	5,426	4,226	1,979
Foreign exchange expense (income)	5,055	(4,508)	(640)	3,100

Adjusted EBITDA	$(1,170)	$14,227	$3,360	$10,799

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing elsewhere in this prospectus, before deciding to invest in our ordinary shares. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

We have incurred losses in the past, and we may not be able to achieve or sustain profitability for the foreseeable future.

We have incurred significant losses in each period since our inception in 2003 up through our fiscal year ended March 31, 2014. We incurred net losses of $14.3 million in our fiscal year ended March 31, 2013 and $16.9 million in our fiscal year ended March 31, 2014. In our fiscal year ended March 31, 2015, we generated net income of $0.3 million. In the six months ended September 30, 2015, we incurred a net loss of $0.1 million. As of September 30, 2015, we had an accumulated deficit of $85.4 million. We have been growing rapidly, and, as we do so, we incur significant sales and marketing, support and other related expenses. Our ability to achieve or sustain profitability will depend in significant part on our obtaining new customers, expanding our existing customer relationships and ensuring that our expenses, including our sales and marketing expenses and the cost of supporting new customers, does not exceed our revenue. We also expect to make significant expenditures and investments in research and development to expand and improve our services and technical infrastructure. In addition, as a public company, we will incur significant legal, accounting and other expenses that we have not historically incurred as a private company. These increased expenditures may make it harder for us to achieve and maintain profitability and we cannot predict when we will achieve sustained profitability, if at all. We also may incur losses in the future for a number of other unforeseen reasons. Accordingly, we may not be able to achieve or maintain profitability, and we may continue to incur losses for the foreseeable future.

Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

We have been rapidly growing our revenue and number of customers, and we will seek to do the same for the foreseeable future. This rapid growth puts strain on our business, requires significant capital expenditures and increases our operating expenses. To manage this growth effectively, we must attract, train and retain a significant number of qualified sales, implementation, customer service, software development, information technology and management personnel. In addition, as we grow our revenue and customer base, we will need to maintain and enhance our technology infrastructure, in particular, our data center capacity. If we fail to effectively manage our growth or we over-invest or under-invest in our business, our business and results of operations could suffer from the resulting weaknesses in our infrastructure, systems or controls. We could also suffer operational mistakes, loss of business opportunities and employee losses. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or grow more slowly than expected, and we might be unable to implement our business strategy.

The markets in which we participate are highly competitive, with several large established competitors, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

Our market is large, highly competitive, fragmented and subject to rapidly evolving technology, shifting customer needs and frequent introductions of new products and services. We currently compete with companies that offer products that target email and data security, continuity and archiving, as well as large providers such as Google Inc. and Microsoft Corporation, which offer functions and tools as part of their core mailbox services that may be, or perceived to be, similar to ours. Our current and potential future competitors include: Barracuda Networks, Inc., Google Apps for Work, Microsoft Exchange Server, Exchange Online Protection, Proofpoint, Inc. and Symantec Corporation, in security, MessageOne, in continuity, and Barracuda, HP Autonomy, Microsoft Office 365, Proofpoint and Symantec, in archiving. We expect competition to increase in the future from both existing competitors and new companies that may enter our markets. Additionally, some potential customers, particularly large enterprises, may elect to develop their own internal products. If two or more of our competitors were to merge or partner with one another, the change in the competitive landscape could reduce our ability to compete effectively. Our continued success and growth depends on our ability to out-perform our competitors at the individual service level as well as increasing demand for a unified service infrastructure. We cannot guarantee that we will out-perform our competitors at the product level or that the demand for a unified service technology will increase.

Some of our current competitors have, and our future competitors may have, certain competitive advantages such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical and other resources. Some competitors may be able to devote greater resources to the development, promotion and sale of their products and services than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. We cannot assure you that our competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance.

Failure to effectively expand our sales and marketing capabilities could harm our ability to acquire new customers and achieve broader market acceptance of our services.

Acquiring new customers and expanding sales to existing customers will depend to a significant extent on our ability to expand our sales and marketing operations. We generate approximately one-third of our revenue from direct sales and we expect to continue to rely on our sales force to obtain new customers and grow revenue from our existing customer base. We expect to expand our sales force in all of our regions and we face a number of challenges in achieving our hiring goals. For instance, there is significant competition for sales personnel with the sales skills and technical knowledge that we require. In addition, training and integrating a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. Our ability to achieve projected growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel. We invest significant time and resources in training new sales personnel to understand our solutions and growth strategy. In general, new hires require significant training and substantial experience before becoming productive. Our recent hires and planned hires may not become as productive as we require, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we currently operate or where we seek to conduct business. Our growth may be materially and adversely impacted if the efforts to expand our sales and marketing capabilities are not successful or if they do not generate a sufficient increase in revenue.

If we are unable to maintain successful relationships with our channel partners, our ability to acquire new customers could be adversely affected.

In order to grow our business, we anticipate that we will continue to depend on our relationships with our channel partners who we rely on, in addition to our direct sales force, to sell and support our services. In our fiscal year ended March 31, 2015, while no individual channel partner accounted for 10% or more of our sales, in the aggregate, our channel partners accounted for 62% of our sales, and we expect that sales to channel partners will continue to account for a substantial portion of our revenue for the foreseeable future. We utilize channel partners to efficiently increase the scale of our marketing and sales efforts, increasing our market penetration to customers which we otherwise might not reach on our own. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our channel partners.

Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers competitive services from different companies. If our channel partners do not effectively market and sell our services, choose to use greater efforts to market and sell their own products or services or those of others, or fail to meet the needs of our customers, our ability to grow our business, sell our services and maintain our reputation may be adversely affected. Our contracts with our channel partners generally allow them to terminate their agreements for any reason upon 90 days’ notice. The loss of key channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. If we are unable to maintain our relationships with these channel partners, our business, results of operations, financial condition or cash flows could be adversely affected.

We provide service level commitments under our subscription agreements and, as a result of a recent external network DDoS attack, we voluntarily paid service credits to customers. Any future service disruption could obligate us to provide refunds and we could face subscription terminations, which could adversely affect our revenue.

Our subscription agreements with customers provide certain service level commitments. If we are unable to meet the stated service level commitments or suffer extended periods of downtime that exceed the periods allowed under our customer agreements, we could be required to pay refunds or face subscription terminations, either of which could significantly impact our revenue.

To date, we have suffered two significant service disruptions. The first occurred in 2013 and was a result of an equipment failure. Many of our customers in the United Kingdom experienced service disruptions for several hours. The more recent service disruption, which occurred on September 21, 2015, was a result of an external network DDoS attack. Customers using our Secure Email Gateway service in the United States experienced downtime related to the delivery and receipt of external emails for several hours. The scope of the incident was limited to network traffic and no customer data was lost or compromised. We expect to incur costs and expenses related to this service disruption, including the voluntary payment of credits or subscription terminations. While we have undertaken substantial remedial efforts to prevent future incidents like these, we cannot guarantee that future attacks or service disruptions will not occur. Any future attacks or service disruptions could adversely affect our reputation, our relationships with our existing customers and our ability to attract new customers, all of which would impact our future revenue and operating results.

Our customers depend on our customer support team to resolve technical issues relating to our services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the ease of use of our services, on our reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation and our ability to sell our services to existing and prospective customers.

Our business depends substantially on customers renewing their subscriptions with us. A decline in our customer renewals would harm our future operating results.

In order for us to maintain or improve our operating results, it is important that our customers renew their subscriptions with us when the existing subscription term expires. Although the majority of our customer contracts include auto-renew provisions, our customers have no obligation to renew their subscriptions upon expiration, and we cannot provide assurance that customers will renew subscriptions at the same or higher level of service, if at all. For each of the fiscal years ended March 31, 2013, 2014 and 2015, our customer retention rate has been consistently greater than 90%. We calculate customer retention rate as the percentage of paying customers on the last day of the relevant period in the prior year who remain paying customers on the last day of the relevant period in the current year. The rate of customer renewals may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our solutions, the effectiveness of our customer support services, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may decline, and we may not realize improved operating results from our customer base.

If we are unable to sell additional services and features to our existing customers, our future revenues and operating results will be harmed.

A significant portion of our revenue growth is generated from sales of additional services and features to existing customers. Our future success depends, in part, on our ability to continue to sell such additional services and features to our existing customers. We devote significant efforts to developing, marketing and selling additional services and features and associated support services to existing customers and rely on these efforts for a portion of our revenue. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide upgrades and launch new services and features. The rate at which our existing customers purchase additional services and features depends on a number of factors, including the perceived need for additional security, continuity and archiving, the efficacy of our current services, the perceived utility of our new offerings, our customers’ IT budgets and general economic conditions. If our efforts to sell additional services and features to our customers are not successful, our future revenues and operating results will be harmed.

If we are not able to provide successful updates, enhancements and features to our technology to, among other things, keep up with emerging threats and customer needs, our business could be adversely affected.

Our industry is marked by rapid technological developments and demand for new and enhanced services and features to meet the evolving IT needs of organizations. In particular, cyber-threats are becoming increasingly sophisticated and responsive to the new security measures designed to thwart them. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to detect or prevent such threats, our business and reputation will suffer. The success of any new enhancements, features or services that we introduce depends on several factors, including the timely completion, introduction and market acceptance of such enhancements, features or services. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely fashion. Furthermore, modifications to existing technologies will increase our research and development expenses. If we are unable to successfully enhance our existing services to meet customer requirements, increase adoption and usage of our services, or develop new services, enhancements and features, our business and operating results will be harmed.

Data security and integrity are critically important to our business, and breaches of our information and technology networks and unauthorized access to a customer’s data could harm our business and operating results.

We have experienced, and will continue to experience, cyber-attacks and other malicious internet-based activity, which continue to increase in sophistication, frequency and magnitude.

Because our services involve the storage of large amounts of our customers’ sensitive and proprietary information, solutions to protect that information from cyber-attacks and other threats, data security and integrity are critically important to our business. Despite all of our efforts to protect this information, we cannot assure you that systems that access our services and databases will not be compromised or disrupted, whether as a result of criminal conduct, distributed denial of service, or DDoS attacks, or other advanced persistent attacks by malicious actors, including hackers, nation states and criminals, breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. Any breach of security, unauthorized access to or disclosure of confidential information, disruption, including DDoS attacks, or the perception that the confidential information of our customers is not secure, could result in a material loss of business, substantial legal liability or significant harm to our reputation.

We must continually monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access. However, we may fail to identify these new and complex methods of attack, or fail to invest sufficient resources in security measures. In addition, as we increase our customer base and our brand becomes more widely known and recognized, we may become more of a target for malicious third parties. Any breach of our security measures as a result of third-party action, employee negligence and/or error, malfeasance, defects or otherwise that compromises the confidentiality, integrity or availability of our data or our customers’ data could result in:

•	severe harm to our reputation or brand, or materially and adversely affect the overall market perception of the security and reliability of our services;

•	individual and/or class action lawsuits, which could result in financial judgments against us and which would cause us to incur legal fees and costs;

•	legal or regulatory enforcement action, which could result in fines and/or penalties and which would cause us to incur legal fees and costs; and/or

•	additional costs associated with responding to the interruption or security breach, such as investigative and remediation costs, the costs of providing individuals and/or data owners with notice of the breach, legal fees, the costs of any additional fraud detection activities, or the costs of prolonged system disruptions or shutdowns.

Any of these events could materially adversely impact our business and results of operations.

Because we recognize revenue from subscriptions for our services over the term of the agreement, downturns or upturns in new business may not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription revenue from customers ratably on a straight-line basis over the terms of their subscription agreements, which is typically one year in duration. As a result, most of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription agreements entered into during the previous fiscal year or quarter. Consequently, a decline in new or renewed subscriptions with yearly terms in any one quarter may have a small impact on our operating revenue results for that quarter. However, such decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services, and potential changes in our pricing policies, rate of expansion or retention rate may not be fully reflected in our operating results until future periods. Shifts in the mix of annual versus monthly subscription billings may also make it difficult to assess our business. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is recognized over the applicable subscription term.

Fluctuations in currency exchange rates could adversely affect our business.

Our functional currency and that of our subsidiaries is the local currency of each entity and our reporting currency is the U.S. dollar. In our fiscal year ended March 31, 2015, 40% of our revenue was denominated in British pounds, 39% in U.S. dollars, 19% in South African rand and 2% in other currencies. Given that our functional currency and that of our subsidiaries is the local currency of each entity, but our reporting currency is the U.S. dollar, fluctuations in currency exchange rates between the U.S. dollar, the British pound and the South African rand could materially and adversely affect our business. There may be instances in which costs and revenue will not be matched with respect to currency denomination. We estimate that a 10% increase or decrease in the value of the British pound against the U.S. dollar would have decreased or increased our net income by approximately $500,000 in our fiscal year ended March 31, 2015 and that a 10% increase or decrease in the value of the South African rand against the U.S. dollar would have decreased or increased our net income by approximately $100,000 in our fiscal year ended March 31, 2015. To date, we have not entered into any currency hedging contracts. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenue, cost of revenue, assets and liabilities will be subject to fluctuations in currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of currency exchange rate fluctuations.

We are dependent on the continued services and performance of our two founders, the loss of either of whom could adversely affect our business.

Our future performance depends upon contributions from our senior management team and, in particular, our two founders, Peter Bauer, our Chairman and Chief Executive Officer, and Neil Murray, our Chief Technology Officer. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute on our plans and strategies on a timely basis, our business could be harmed. The loss of one or more of our executive officers or key employees could have an adverse effect on our business. The loss of services of either of Mr. Bauer or Mr. Murray could significantly delay or prevent the achievement of our development and strategic objectives.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate qualified personnel, we may not be able to grow effectively.

Our success depends largely upon our continued ability to identify, hire, develop, motivate and retain highly skilled personnel, including senior management, engineers, software developers, sales representatives and customer support representatives. Our growth strategy also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Identifying, recruiting, training and integrating qualified individuals requires significant time, expense and attention of management. Competition for these personnel is intense, especially for engineers experienced in designing and developing software and software as a service, or SaaS, applications, and for experienced sales professionals. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the actual or perceived value of our equity awards declines, or experiences significant volatility, it may adversely affect our ability to recruit and retain key employees. If we are not able to effectively recruit and retain qualified employees, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

We are subject to a number of risks associated with global sales and operations.

We operate a global business with offices located in the United States, the United Kingdom, South Africa and Australia. In the fiscal year ended March 31, 2015, we generated 42% of our revenue from the United Kingdom, 38% from the United States, 19% from South Africa and 2% from the rest of the world. In the six months ended September 30, 2015, we generated 40% of our revenue from the United Kingdom, 41% from the United States, 17% from South Africa and 2% from the rest of the world. As a result, our sales and operations are subject to a number of risks and additional costs, including the following:

•	fluctuations in exchange rates between currencies in the markets where we do business;

•	risks associated with trade restrictions and additional legal requirements, including the exportation of our technology that is required in some of the countries in which we operate;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•	compliance with multiple anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

•	heightened risk of unfair or corrupt business practices in certain geographies, and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	limited or uncertain protection of intellectual property rights in some countries and the risks and costs associated with monitoring and enforcing intellectual property rights abroad;

•	greater difficulty in enforcing contracts and managing collections in certain jurisdictions, as well as longer collection periods;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	social, economic and political instability, terrorist attacks and security concerns in general; and

•	potentially adverse tax consequences.

These and other factors could harm our ability to generate future global revenue and, consequently, materially impact our business, results of operations and financial condition.

Any serious disruptions in our services caused by defects in our software or otherwise may cause us to lose revenue and market acceptance.

Our customers use our services for the most critical aspects of their business, and any disruptions to our services or other performance problems with our services however caused could hurt our brand and reputation and may damage our customers’ businesses. We provide regular updates, which may contain undetected errors when first introduced or released. In the past, we have discovered software errors, failures, vulnerabilities and bugs in our services after they have been released and new errors in our existing services may be detected in the future. Real or perceived errors, failures, system delays, interruptions, disruptions or bugs could result in negative publicity, loss of or delay in market acceptance of our services, loss of competitive position, delay of payment to us, lower renewal rates, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to mitigate or correct the problem. We seek to cap the liability to which we are exposed in the event of losses or harm to our customers, but we cannot be certain that we will obtain these caps or that these caps, if obtained, will be respected in all instances. We carry insurance; however, the amount of such insurance may be insufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our services. As a result, we could lose future sales and our reputation and our brand could be harmed.

If the prices we charge for our services are unacceptable to our customers, our operating results will be harmed.

As the market for our services matures, or as new or existing competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers or attract new customers at prices that are consistent with our pricing model and operating budget. If this were to occur, it is possible that we would have to change our pricing model or reduce our prices, which could harm our revenue, gross margin and operating results. Pricing decisions may also impact the mix of adoption among our subscription plans and negatively impact our overall revenue. Moreover, large enterprises, which may account for a larger portion of our business in the future, may demand substantial price concessions. If we are, for any reason, required to reduce our prices, our revenue, gross margin, profitability, financial position and cash flow may be adversely affected.

Our research and development efforts may not produce new services or enhancements to existing services that result in significant revenue or other benefits in the near future, if at all.

We invested 17% of our revenue in research and development in our fiscal year ended March 31, 2013, 15% in our fiscal year ended March 31, 2014, 12% in our fiscal year ended March 31, 2015 and 11% in the six months ended September 30, 2015. We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain our competitive position. However, investing in research and development personnel, developing new services and enhancing existing services is expensive and time-consuming, and there is no assurance that such activities will result in significant new marketable services, enhancements to existing services, design improvements, cost savings, revenue or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we may acquire, or make investments in, complementary companies, products or technologies. We have limited acquisition experience to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition targets, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenue and results of operations could be adversely affected. In addition, while we will make significant efforts to address any information technology security issues with respect to any acquisitions, we may still inherit such risks when we integrate the acquired products and systems. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquired business, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisitions, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

If the market for SaaS business software applications develops more slowly than we expect or declines, our business would be adversely affected.

The expansion of the SaaS business applications market depends on a number of factors, including the cost, performance and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. Additionally, government agencies have adopted, or may adopt, laws and regulations regarding the collection and use of personal information obtained from consumers and other individuals, or may seek to access information on our platform, either of which may reduce the overall demand for our platform. If we or other SaaS providers experience data security incidents, loss of customer data, disruptions in delivery, or other problems, the market for SaaS business applications, including our services, may be negatively affected.

If we are unable to effectively increase sales of our services to large enterprises while mitigating the risks associated with serving such customers, our business, financial position and results of operations may suffer.

As we seek to increase our sales to large enterprise customers, we may face longer sales cycles, more complex customer requirements, substantial upfront sales costs and less predictability in completing some of our sales than we do with smaller customers. In addition, our ability to successfully sell our services to large enterprises is dependent on us attracting and retaining sales personnel with experience in selling to large organizations. Also, because security breaches of larger, more high-profile enterprises are likely to be heavily publicized, there is increased reputational risk associated with serving such customers. If we are unable to increase sales of our services to large enterprise customers while mitigating the risks associated with serving such customers, our business, financial position and results of operations may suffer.

Natural disasters, power loss, telecommunications failures and similar events could cause interruptions or performance problems associated with our information and technology infrastructure that could impair the delivery of our services and harm our business.

We currently store our customers’ information within ten third-party data center hosting facilities located in ten locations around the world. As part of our current disaster recovery arrangements, our production environment and all of our customers’ data is currently replicated in near real-time in a facility located in a different location. We cannot assure you that the measures we have taken to eliminate single points of failure will be effective to prevent or minimize interruptions to our operations. Our facilities are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause customers to terminate their subscriptions and adversely affect our renewal rate and our ability to attract new customers. Our business and reputation will also be harmed if our existing and potential customers believe our service is unreliable. The occurrence of a natural disaster, an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted. As we continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers’ data. Any unsuccessful data transfers may impair the delivery of our service. Further, as we continue to grow and scale our business to meet the needs of our customers, additional burdens may be placed on our hosting facilities.

Our existing credit agreement contains operating and financial covenants that may adversely impact our business and the failure to comply with such covenants could prevent us from borrowing funds and could cause any outstanding debt to become immediately payable.

Our existing credit agreement with Silicon Valley Bank contains operating and financial restrictions and covenants, including the prohibition of the incurrence of further indebtedness and liens, the prohibition of certain investments, the prohibition against paying dividends and redeeming or repurchasing capital stock, restrictions against merger and consolidation transactions and restrictions against the disposition of assets. This agreement requires us to maintain a minimum liquidity ratio and a minimum annual recurring revenue amount during its term, and is subject to acceleration upon a material change in control (as defined therein). These restrictions and covenants, as well as those contained in any future financing agreements that we may enter into, may restrict our ability to finance our operations and to engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under the credit agreement and any future financial agreements that we may enter into. If not waived, defaults could cause our outstanding indebtedness under our credit agreement and any future financing agreements that we may enter into to become immediately due and payable.

We employ third-party licensed software for use in or with our services, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our services incorporate and rely on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our services with new third-party software may require significant work and require substantial investment of our time and resources and delays in the release of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. A licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licensed to us. Also, to the extent that our services depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our services, delay new services introductions, result in a failure of our services, and injure our reputation. Our use of additional or alternative third-party software would require us to enter into additional license agreements with third parties on terms that may not be favorable to us.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part on our intellectual property. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. As of

September 30, 2015, we had one patent and 13 patent applications in the United States. We also have one patent issued and five applications pending for examination in non-U.S. jurisdictions, and four pending Patent Cooperation Treaty patent applications, all of which are counterparts of our U.S. applications. We may not be able to obtain any further patents, and our pending applications may not result in the issuance of patents. We have issued patents and pending patent applications outside the United States, and we may have to expend significant resources to obtain additional patents as we expand our international operations due to the cost of monitoring and protecting our rights across multiple jurisdictions.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Failure to adequately enforce our intellectual property rights could also result in the impairment or loss of those rights. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Patent, copyright, trademark and trade secret laws offer us only limited protection and the laws of many of the countries in which we sell our services do not protect proprietary rights to the same extent as the United States and Europe. Accordingly, defense of our trademarks and proprietary technology may become an increasingly important issue as we continue to expand our operations and solution development into countries that provide a lower level of intellectual property protection than the United States or Europe. Policing unauthorized use of our intellectual property and technology is difficult and the steps we take may not prevent misappropriation of the intellectual property or technology on which we rely. For example, in the event of inadvertent or malicious disclosure of our proprietary technology, trade secret laws may no longer afford protection to our intellectual property rights in the areas not otherwise covered by patents or copyrights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could materially adversely affect our brand and our business.

We may elect to initiate litigation in the future to enforce or protect our proprietary rights or to determine the validity and scope of the rights of others. That litigation may not be ultimately successful and could result in substantial costs to us, the reduction or loss in intellectual property protection for our technology, the diversion of our management’s attention and harm to our reputation, any of which could materially and adversely affect our business and results of operations.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, on our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities, including non-practicing entities, and individuals, may own or claim to own intellectual property relating to our industry.

From time to time, certain third parties have claimed that we are infringing upon their intellectual property rights. In the future, we may be found to be infringing upon such rights. We closely monitor all such claims and none of the claims by the third parties have resulted in litigation, but legal actions by such parties are still possible. In addition, we cannot assure you that actions by other third parties alleging infringement by us of third-party patents or other intellectual property will not be asserted or prosecuted against us. In the future, others may claim that our services and underlying technology infringe or violate their intellectual property rights. We may also be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. Under all of our sales contracts, we are obligated to indemnify our customers and channel partners against third-party infringement claims, and we may also be obligated to pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify services or refund fees, any of which could be costly. Even if we were to prevail in such a dispute, any litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, licensees, independent contractors, advisers, channel partners, resellers and customers. These arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, if others independently discover trade secrets and proprietary information, we would not be able to assert trade secret rights against such parties. Effective trade secret protection may not be available in every country in which our services are available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our solutions by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be subject to damages resulting from claims that our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employers or other parties.

We could in the future be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our solutions, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential solutions or enhancements, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

The use of open source software in our offerings may expose us to additional risks and harm our intellectual property.

Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms.

We monitor and control our use of open source software in an effort to avoid unanticipated conditions or restrictions on our ability to successfully commercialize our products and solutions and believe that our compliance with the obligations under the various applicable licenses has mitigated the risks that we have triggered any such conditions or restrictions. However, such use may have inadvertently occurred in the development and offering of our products and solutions. Additionally, if a third-party software provider has incorporated certain types of open source software into software that we have licensed from such third-party, we could be subject to the obligations and requirements of the applicable open source software licenses. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.

The terms of many open source software licenses have not been interpreted by U.S. or foreign courts, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to successfully commercialize our products and solutions. For example, certain open source software licenses may be interpreted to require that we offer our products or solutions that use the open source software for no cost; that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software (or that we grant third parties the right to decompile, disassemble, reverse engineer, or otherwise derive such source code); that we license such modifications or derivative works under the terms of the particular open source license; or that otherwise impose limitations, restrictions or conditions on our ability to use, license, host, or distribute our products and solutions in a manner that limits our ability to successfully commercialize our products.

We could, therefore, be subject to claims alleging that we have not complied with the restrictions or limitations of the applicable open source software license terms or that our use of open source software infringes the intellectual property rights of a third-party. In that event, we could incur significant legal expenses, be subject to significant damages, be enjoined from further sale and distribution of our products or solutions that use the open source software, be required to pay a license fee, be forced to reengineer our products and solutions, or be required to comply with the foregoing conditions of the open source software licenses (including the release of the source code to our proprietary software), any of which could adversely affect our business. Even if these claims do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could harm our business, results of operations, financial condition and reputation.

Additionally, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source software does not come with warranties or other contractual protections regarding indemnification, infringement claims or the quality of the code.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Furthermore, one or more jurisdictions in which we do not believe we are currently subject to tax payment, withholding, or filing requirements, could assert that we are subject to such requirements. Any of these claims or assertions could have a material impact on us and the results of our operations.

We are subject to governmental export controls and funds dealings restrictions that could impair our ability to compete in certain international markets and subject us to liability if we are not in full compliance with applicable laws.

Our software and services may be subject to export controls and we may also be subject to restrictions or prohibitions on transactions with, or on dealing in funds transfers to/from, certain embargoed jurisdictions and sanctioned persons and entities, pursuant to the U.K. Export Control Organisation’s restrictions, the U.K. Treasury’s restrictions, the European Council (EU) Regulations, the U.S. Department of Commerce’s Export Administration Regulations, the economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and U.S. Department of State, and similar laws that may apply in other jurisdictions in which we operate or sell or distribute our services. Export control and economic sanctions laws include prohibitions on the sale or supply of certain products and services to certain embargoed or sanctioned countries, regions, governments, persons and entities, as well as restrictions or prohibitions on dealing in funds to/from those countries, regions, governments, persons and entities. In addition, various countries regulate the import of certain encryption items and technology through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services or could limit our customers’ ability to implement our services in those countries.

The exportation, re-exportation, and importation of our software and services, including by our channel partners, must comply with applicable laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and/or a denial or curtailment of our ability to export our services. Although we take precautions to prevent our services from being provided in violation of such laws, our services may have been in the past, and could in the future be, provided in violation of such laws.

In 2008, an order was placed by a third-party U.K. reseller of Mimecast Services Limited (“MSL”), our U.K. operating company, for ongoing email archiving services to Persia International Bank (“PIB”), which is based in London, United Kingdom. On July 27, 2010, PIB was named as a designated person on the EU Council Regulation against Iran. In March 2015, we determined that the provision of services after July 26, 2010 by MSL to PIB may have constituted an indirect breach by us of EU Council Regulation 267/2012. We terminated the PIB account with the U.K. reseller and also determined that no payments had been received by us from our channel partner related to this account since April 2014 and that the total revenue recognized by us over the life of the account was less than £12,500. On October 25, 2007, PIB had previously been included on the U.S. List of Specially Designated Nationals and Blocked Persons under Executive Order 13382. The designation was amended on August 16, 2010 to add a designation under the Iranian Financial Sanctions Regulations. However, based on our review to date, because of the U.K. nexus to the activities, we believe this sale did not constitute a violation of U.S. trade sanctions administered by OFAC. However, we may experience reputational harm as a result of the transaction by our U.K. operating company. We have since implemented additional export control compliance management oversight and have undertaken remedial measures and additional screenings to reduce the risk of similar events occurring in the future.

If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us, including civil penalties of up to $250,000 or twice the value of the transaction, whichever is greater, per violation, and in the event of conviction for a criminal violation, fines of up to $1 million and possible incarceration for responsible employees and managers for willful and knowing violations. Under the terms of applicable regulations, each instance in which a company provides goods or services may be considered a separate violation. If we are found to be in violation of U.K. sanctions or export controls, it could also result in unlimited fines for us and responsible employees and managers, as well as imprisonment of up to two years for responsible employees and managers.

Changes in our software or services, or changes in export, sanctions or import laws, may delay the introduction and sale of our services in international markets, prevent our customers with international operations from deploying our software or services or, in some cases, prevent the export or import of our software or services to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and operating results.

Our quarterly results may fluctuate for a variety of reasons and may not fully reflect the underlying performance of our business.

Our quarterly operating results, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may negatively impact the value of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

•	foreign exchange rates;

•	our ability to attract new customers;

•	our revenue retention rate;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	general economic, industry and market conditions;

•	increases or decreases in the number of features in our services or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors;

•	new variations in sales of our services, which has historically been highest in the fourth quarter of a given fiscal year; and

•	the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners.

If we need to raise additional capital to expand our operations and invest in new technologies in the future and cannot raise it on acceptable terms or at all, our ability to compete successfully may be harmed.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next twelve months. However, unforeseen circumstances may arise which may mean that we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests and the value of our ordinary shares could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things:

•	develop and enhance our services;

•	continue to expand our research and development, sales and marketing organizations;

•	hire, train and retain key employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Our inability to do any of the foregoing could reduce our ability to compete successfully and harm our results of operations.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, for up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Risks Related to Our Ordinary Shares and the Offering

Our share price may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ordinary shares sold in this offering was determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our services or those of our competitors;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

There has been no prior public market for our ordinary shares, and an active trading market may not develop.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your ordinary shares. An inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to acquire other companies by using our ordinary shares as consideration.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our shares would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price and trading volume to decline.

We do not expect to pay dividends and investors should not buy our ordinary shares expecting to receive dividends.

We do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our ordinary shares if the price appreciates. You should not purchase our ordinary shares expecting to receive cash dividends. Since we do not pay dividends, and if we are not successful in establishing an orderly trading market for our shares, then you may not have any manner to liquidate or receive any payment on your investment. Therefore our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds which could affect our ability to expand our business operations.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

Sales by us or our shareholders of a substantial number of ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ordinary shares sold in this offering will be freely transferable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act.

We, our executive officers and directors, and the holders of substantially all of our outstanding ordinary shares and options, have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase make any short sale or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed except for the ordinary shares offered in this offering, without the prior written consent of the designated representative of the underwriters, who may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

At any time after 180 days following the date of this offering, the holders of 29,366,270 of our ordinary shares are entitled to demand that we register their shares under the Securities Act for resale into the public markets. All shares sold pursuant to an offering covered by such registration statement will be freely transferable. See “Related Party Transactions—Registration Rights.”

In addition to our current shareholders’ registration rights, as of September 30, 2015, we had outstanding options to purchase 6,109,916 shares under our equity incentive plans and had an additional 57,273 shares available for future grant. The number of ordinary shares reserved for issuance under our equity incentive plans will be increased to an aggregate of 6,600,000 shares immediately following the closing of this offering. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering the shares under our equity incentive plans. Shares included in such registration statement will be available for sale in the public market following such filing and after the expiration of the lock-up period to which the holders of such shares are subject, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ Stock Market, or NASDAQ, requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, in reliance on the listing rules of NASDAQ, which permit a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain Jersey corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We currently do not intend to take advantage of any such exemptions. We may in the future elect to follow Jersey home country practices with regard to matters such as the formation and composition of our board of directors, the compensation and nominating and corporate governance committees, separate sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).

Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules that apply to U.S. domestic issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers. See “Management—Corporate Governance.”

As a foreign private issuer, we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports.

As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to maintain foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per share of our ordinary shares immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer, as of September 30, 2015, immediate dilution of $8.56 per ordinary share, or $8.47 per ordinary share if the underwriters exercise their option to purchase additional shares in full, in net tangible book value after giving effect to the sale of ordinary shares in this offering at the initial public offering price of $10.00 per share, less underwriting discounts and commissions and the estimated offering expenses payable by us. If outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution. See “Dilution.”

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business and have an adverse effect on the market price of our ordinary shares.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the consummation of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent registered public accounting firm.

A change in our tax residence could have a negative effect on our future profitability.

Although we are organized under the laws of Jersey, our affairs are, and are intended to continue to be, managed and controlled in the United Kingdom for tax purposes and therefore we are resident in the United Kingdom for U.K. and Jersey tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than the United Kingdom. If we cease to be a U.K. tax resident, we may be subject to a charge to U.K. corporation tax on chargeable gains on our assets and to unexpected tax charges in other jurisdictions on our income. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge to local capital gains tax on the assets.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our company and its subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation is maintained to support the transfer pricing. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows. Double taxation should be mitigated in these circumstances where the affiliated parties that are subject to the transfer pricing adjustments are able to benefit from any applicable double taxation agreement.

Our ability to use our U.S. net operating loss carry forwards may be subject to limitation.

As of March 31, 2015, we had U.S. federal net operating loss of approximately $30.4 million, U.S. state net operating loss of approximately $27.4 million, and non-U.S. net operating losses of approximately $15.7 million. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Also, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state, and/or foreign income tax liability.

U.S. Holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company (or PFIC) for U.S. federal income tax purposes.

We do not believe that we will qualify as a PFIC for U.S. federal income tax purposes in the 2015 tax year. We also do not expect to become a PFIC in the foreseeable future, but the possible status as a PFIC must be determined annually and therefore may be subject to change. If we are at any time treated as a PFIC, such treatment could result in a reduction in the after-tax return to U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares. Furthermore, if we are at any time treated as a PFIC, U.S. Holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and detailed tax filing requirements that would not otherwise apply. For U.S. federal income tax purposes, “U.S. Holders” include individuals and various entities. A corporation is classified as a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average quarterly value of all its total gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes certain dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. The PFIC rules are complex and a U.S. Holder of our ordinary shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances. For information on the U.S. federal tax implications on U.S. Holders, see “Taxation.”

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers are not residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

There is also a doubt as to the enforceability in England and Wales and Jersey, whether by original actions or by seeking to enforce judgments of U.S. courts, of claims based on the federal securities laws of the U.S. In addition, punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in England and Wales and Jersey.

The rights afforded to shareholders are governed by Jersey law. Not all rights available to shareholders under English law or U.S. law will be available to shareholders.

The rights afforded to shareholders will be governed by Jersey law and by the Articles of Association, and these rights differ in certain respects from the rights of shareholders in typical English companies and U.S. corporations. In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions and, in most cases, only the corporation may be the proper claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of shareholders has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other results of operations;

•	our plans to invest in sales and marketing efforts and expand our channel partnerships;

•	our ability to attract and retain customers;

•	our spending of the net proceeds from this offering;

•	our plans to continue to invest in the research and development of technology for both existing and new products;

•	the growth rates of the markets in which we compete;

•	our liquidity and working capital requirements;

•	our anticipated strategies for growth;

•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to adequately protect our intellectual property; and

•	our plans to pursue strategic acquisitions.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data, including those relating to our industry, that we have obtained from industry publications and reports, including reports from Gartner, Inc., Endurance International Group, The Radicati Group, Inc., Forrester Research, Inc. and 451 Research. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our actual results to differ materially from those expressed in the industry publications and reports.

The reports from Gartner described herein, or the Gartner Reports, represent data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. The Gartner Reports are (i) Magic Quadrant for Enterprise Information Archiving Gartner, dated November 2014, (ii) Survey Analysis: Cloud Adoption Across Vertical Industries Exhibits More Similarities Than Differences, dated February 2015, (iii) Cloud Office Questions Begin the Shift From “If” to “When”, dated April 2015, (iv) Forecast: Information Security, Worldwide, 2013-2019, 2Q15 Update, dated July 2015, (v) Forecast: Storage Software Market, Worldwide, 2012-2019, 2Q15 Update, dated June 2015, and (vi) The State of E-Discovery in 2015 and Beyond, dated February 2015.

The report from Forrester Research described herein is Understand the Context of eDiscovery Tools for Your Enterprise, dated November 2013. The report from 451 Research described herein is Global Enterprise Mobility Forecast, dated March 2015.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the issuance of our ordinary shares in this offering of $67.9 million, based upon the initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that we will receive net proceeds from this offering of $73.4 million. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The selling shareholders consist of members of our senior management.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our ordinary shares and facilitate our future access to the public equity markets. We currently have no specific plans for the use of the net proceeds of this offering and are unable to identify the amount of proceeds that will be applied to any particular purpose. We anticipate that we will use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ option to acquire additional ordinary shares in the offering, for working capital and other general corporate purposes. We expect to continue to invest in and to grow our research and development capabilities as well as expand our sales and marketing teams. We may also use a portion of the net proceeds for the acquisition of or investment in businesses, products, services, technologies or other assets that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisitions at this time.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have broad discretion in applying a portion of the net proceeds of this offering. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds of this offering in a variety of capital preservation investments, which may include term deposits, short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares, and we currently do not plan to declare dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt arrangements and other factors that our board of directors deem relevant. Pursuant to the Companies (Jersey) Law 1991, we may only pay a dividend if the directors who authorize the dividend make a prior solvency statement in statutory form.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2015:

•	on an actual basis;

•	on a pro forma basis, giving effect to (i) the conversion of all of our outstanding convertible preferred shares into an aggregate of 12,576,364 ordinary shares, (ii) the redesignation or conversion of all of our outstanding Founder, Class A, Class B and Class C ordinary shares into 33,676,234 ordinary shares, and (iii) the share-based compensation expense of $1.8 million associated with certain equity awards that will become exercisable upon the closing of this offering; and

•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and further effect to (i) the adoption and effectiveness of our amended and restated articles of association immediately prior to the closing of this offering, and (ii) the sale and issuance by us of 7,750,000 ordinary shares in this offering, based on the initial public offering price of $10.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Other Data” appearing elsewhere in this prospectus.

	As of September 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$34,051	$34,051	$103,508

Debt, current and long-term	$9,961	$9,961	$9,961
Convertible preferred shares, $0.012 par value, 12,576,364 shares authorized, issued and outstanding, actual; 12,576,364 shares authorized, no shares issued or outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted.	59,305	—	—
Shareholders’ equity (deficit):
Ordinary shares, $0.012 par value, 118,657,039 shares authorized, 33,707,162 shares issued and outstanding, actual; 118,657,039 shares authorized, 46,252,598 shares issued and outstanding, pro forma; $0.012 par value, 300,000,000 shares authorized, 54,002,598 shares issued and outstanding, pro forma as adjusted	404	555	648
Preferred shares, no shares authorized, issued or outstanding, actual; no shares authorized, issued or outstanding, pro forma; $0.012 par value, 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	35,597	96,553	164,335
Accumulated deficit	(85,413)	(87,215)	(87,215)
Accumulated other comprehensive income	382	382	382

Total shareholders’ (deficit) equity	(49,030)	10,275	78,150

Total capitalization	$20,236	$20,236	$88,111

(1)	For purposes of the pro forma as adjusted amounts shown above, the net proceeds to be received by us from the sale of ordinary shares in this offering of $67.9 million has been increased by approximately $1.6 million to reflect the estimated offering expenses which had been paid by us as of September 30, 2015.

The table above excludes:

•	6,109,916 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2015 at a weighted-average exercise price of $3.38 per share;

•	57,273 ordinary shares reserved for future issuance as of September 30, 2015 under our equity incentive plans that were in effect prior to completion of this offering; and

•	5,500,000 ordinary shares reserved for future issuance under our 2015 Share Option and Incentive Plan, and 1,100,000 ordinary shares reserved for future issuance under our 2015 Employee Share Purchase Plan, each of which will become effective upon the closing of this offering.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma as adjusted net tangible book value per share immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of ordinary shares outstanding immediately prior to the offering. Our historical net tangible book value as of September 30, 2015 was $10.0 million, or $0.30 per share. Our pro forma net tangible book value as of September 30, 2015 was $10.0 million, or $0.22 per share, based on the total number of ordinary shares outstanding as of September 30, 2015, after giving effect to the conversion of all of our outstanding convertible preferred shares as of September 30, 2015 into an aggregate of 12,576,364 ordinary shares and the conversion of the 550,000 outstanding Class C ordinary shares as of September 30, 2015 into 519,072 ordinary shares, which conversions will occur upon the closing of this offering. After giving effect to the issuance and sale of the ordinary shares in this offering, at the initial public offering price of $10.00 per share, and the receipt of the net proceeds therefrom, our pro forma as adjusted net tangible book value at September 30, 2015 would have been $77.9 million, or $1.44 per share. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $1.22 per share and an immediate dilution to new investors of $8.56 per share.

The following table illustrates this dilution on a per share basis:

Initial public offering price per ordinary share		$10.00

Historical net tangible book value per ordinary share as of September 30, 2015	$0.30
Decrease in net tangible book value per ordinary share attributable to the conversion of our outstanding convertible preferred shares and Class C ordinary shares into ordinary shares	(0.08)

Pro forma net tangible book value per ordinary share as of September 30, 2015	$0.22
Increase per ordinary share attributable to new investors in this offering	1.22

Pro forma as adjusted net tangible book value per ordinary share as of September 30, 2015 after giving effect to this offering		1.44

Dilution per ordinary share to new investors		$8.56

The following table presents, on a pro forma as adjusted basis as of September 30, 2015, the differences between the existing shareholders and the new investors purchasing our ordinary shares in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of ordinary shares and convertible preferred shares, cash received from the exercise of share options, and the average price per share paid or to be paid to us at the initial public offering price of $10.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders	46,252,598	86%	$75,747,108	49%	$1.64
New investors	7,750,000	14	77,500,000	51	10.00

Total	54,002,598	100%	$153,247,108	100%	$2.84

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing shareholders would own 85% and our new investors would own 15% of the total number of our ordinary shares outstanding upon the completion of this offering.

The number of ordinary shares that will be outstanding after this offering is based on 46,252,598 shares outstanding as of September 30, 2015, and excludes:

•	6,109,916 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2015 at a weighted-average exercise price of $3.38 per share;

•	57,273 ordinary shares reserved for future issuance as of September 30, 2015 under our equity incentive plans that were in effect prior to the completion of this offering; and

•	5,500,000 ordinary shares reserved for future issuance under our 2015 Share Option and Incentive Plan, and 1,100,000 ordinary shares reserved for future issuance under our 2015 Employee Share Purchase Plan, each of which will become effective upon the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected consolidated financial and other data for our business. You should read this information together with the sections entitled “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

We derived the consolidated statements of operations data for the years ended March 31, 2014 and 2015 and the consolidated balance sheet data as of March 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the year ended March 31, 2013 and the consolidated balance sheet data as of March 31, 2013 from our unaudited consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for the six months ended September 30, 2014 and 2015 and the consolidated balance sheet data as of September 30, 2015 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future.

	Year ended March 31,			Six months ended September 30,
	2013	2014	2015	2014	2015
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$66,750	$88,315	$116,085	$55,546	$67,835
Cost of revenue(1)	21,165	28,673	36,821	18,062	20,069

Gross profit	45,585	59,642	79,264	37,484	47,766

Operating expenses
Research and development(1)	11,019	12,844	14,461	7,910	7,463
Sales and marketing(1)	35,635	46,971	51,224	26,501	27,977
General and administrative(1)	13,666	11,187	15,806	9,528	8,713
Restructuring	—	—	1,203	1,263	—

Total operating expenses	60,320	71,002	82,694	45,202	44,153

(Loss) income from operations	(14,735)	(11,360)	(3,430)	(7,718)	3,613
Other income (expense)
Interest income	77	86	62	33	29
Interest expense	(844)	(542)	(703)	(311)	(345)
Foreign exchange income (expense)	1,188	(5,055)	4,508	640	(3,100)

Total other income (expense), net	421	(5,511)	3,867	362	(3,416)

(Loss) income before provision for income taxes	(14,314)	(16,871)	437	(7,356)	197
Provision for income taxes	15	19	152	76	278

Net (loss) income	$(14,329)	$(16,890)	$285	$(7,432)	$(81)

Net (loss) income per share applicable to ordinary shareholders:(2)
Basic	$(0.46)	$(0.53)	$0.01	$(0.23)	$(0.00)

Diluted	$(0.46)	$(0.53)	$0.01	$(0.23)	$(0.00)

	Year ended March 31,			Six months ended September 30,
	2013	2014	2015	2014	2015
	(in thousands, except per share data)
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	31,060	31,719	32,354	32,058	33,371
Diluted	31,060	31,719	36,075	32,058	33,371

Pro forma net loss per share applicable to ordinary shareholders:(3)
Basic			$(0.03)		$(0.04)

Diluted			$(0.03)		$(0.04)

Pro forma weighted-average number of ordinary shares used in computing pro forma net loss per share applicable to ordinary shareholders:
Basic			44,899		45,916
Diluted			44,899		45,916

	At March 31,			At September 30, 2015
	2013	2014	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,458	$19,158	$32,890	$34,051
Property and equipment, net	14,563	24,974	23,159	24,377
Total assets	73,453	75,783	88,829	95,865
Debt, current and long-term	8,669	9,092	12,364	9,961
Deferred revenue, current and long-term	35,222	46,131	53,308	57,496
Convertible preferred shares	59,305	59,305	59,305	59,305
Total shareholders’ deficit	(44,700)	(56,750)	(53,851)	(49,030)

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(dollars in thousands)
Supplemental Financial and Other Data:
Revenue constant currency growth rate(4)	37%	33%	34%	30%
Revenue retention rate(5)	105%	107%	105%	108%
Total customers(6)	10,300	13,800	11,800	15,200
Adjusted EBITDA(7)	$(1,170)	$14,227	$3,360	$10,799

(1)	Share-based compensation expense included in these line items was as follows:

	Year ended March 31,			Six months ended September 30,
	2013	2014	2015	2014	2015
	(in thousands)
Cost of revenue	$239	$151	$151	$110	$129
Research and development	174	291	544	152	74
Sales and marketing	2,663	395	1,684	1,417	851
General and administrative	3,600	395	3,047	2,547	925

Total share-based compensation expense	$6,676	$1,232	$5,426	$4,226	$1,979

(2)	Basic and diluted net (loss) income per share applicable to ordinary shareholders is computed based on the weighted net-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus.

(3)	Pro forma basic and diluted net loss per share applicable to ordinary shareholders and pro forma weighted-average shares outstanding has been computed to give effect to the conversion of all of our outstanding convertible preferred shares into ordinary shares, as well as the conversion of the 550,000 outstanding Class C ordinary shares into 519,072 ordinary shares, which will occur upon the closing of this offering as if such conversions occurred as of the date of original issuance, but does not give effect to the issuance of shares in connection with this offering. Additionally, pro forma net loss includes share-based compensation expense of $1.8 million related to share-based awards that have satisfied the service condition as of September 30, 2015, which will become exercisable upon the closing of this offering. For additional information on the conversion of the preferred shares and the conversion of the Class C ordinary shares, see Notes 7 and 8 to the notes to our consolidated financial statements included elsewhere in this prospectus.

(4)	In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our revenue from one period to another using a constant currency. To determine the revenue constant currency growth rate for the fiscal years below, revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior period’s foreign currency exchange rates. For example, the average rates in effect for the fiscal year ended to March 31, 2014 were used to convert revenue for the year ended March 31, 2015 and the revenue for the comparable prior period ended March 31, 2014, rather than the actual exchange rates in effect during the respective period. Revenue constant currency growth rate is a non-GAAP financial measure. A reconciliation of this non-GAAP measure to its most directly comparable U.S. GAAP measures for the respective periods can be found in the table below.

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$88,315	$116,085	$55,546	$67,835
Revenue year-over-year growth rate, as reported	32%	31%	37%	22%
Estimated impact of foreign currency fluctuations	5%	2%	(3)%	8%
Revenue constant currency growth rate	37%	33%	34%	30%

The impact of foreign exchange rates is highly variable and difficult to predict. We use revenue constant currency growth rate to show the impact from foreign exchange rates on the current period revenue growth rate compared to the prior period revenue growth rate using the prior period’s foreign exchange rates. In order to properly understand the underlying business trends and performance of our ongoing operations, we believe that investors may find it useful to consider the impact of excluding changes in foreign exchange rates from our revenue growth rate.

We believe that presenting this non-GAAP financial measure in this report provides investors greater transparency to the information used by our management for financial and operational decision-making and allows investors to see our results “through the eyes” of management. We also believe that providing this information better enables our investors to understand our operating performance and evaluate the methodology used by management to evaluate and measure such performance.

However, this non-GAAP measure should not be considered in isolation or as a substitute for our financial results prepared in accordance with U.S. GAAP. For example, revenue constant currency growth rates, by their nature, exclude the impact of foreign exchange, which may have a material impact on U.S. GAAP revenue. Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and therefore other companies may calculate similarly titled non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

(5)

We calculate our revenue retention rate by annualizing revenue on a constant currency basis recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is based on the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(6)	Rounded up to the nearest hundred customers.

(7)	Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss), adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, the provision for income taxes and foreign currency exchange (expense) income.

We believe that Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as a measure of operating performance. This non-GAAP measure should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using a non-GAAP financial measure, including that other companies may calculate this measure differently than we do, that it does not reflect our capital expenditures or future requirements for capital expenditures and that it does not reflect changes in, or cash requirements for, our working capital.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net (loss) income	$(16,890)	$285	$(7,432)	$(81)
Depreciation and amortization	8,958	11,028	5,589	5,207
Interest expense, net	456	641	278	316
Provision for income taxes	19	152	76	278
Restructuring	—	1,203	1,263	—
Share-based compensation expense	1,232	5,426	4,226	1,979
Foreign exchange expense (income)	5,055	(4,508)	(640)	3,100

Adjusted EBITDA	$(1,170)	$14,227	$3,360	$10,799

EXCHANGE RATE INFORMATION

Our business to date has been conducted primarily in the United Kingdom. The following table presents information on the exchange rates between British pounds and the U.S. dollar for the periods indicated. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pounds sterling at the dates indicated.

(U.S. dollar per pound)	Period End	Average	Low	High
Year Ended March 31,
2011	1.6048	1.5564	1.4344	1.6387
2012	1.5985	1.5967	1.5301	1.6691
2013	1.5193	1.5802	1.4877	1.6275
2014	1.6675	1.5895	1.4837	1.6750
2015	1.4850	1.6139	1.4686	1.7165
Month Ended:
May 31, 2015	1.5286	1.5456	1.5118	1.5772
June 30, 2015	1.5727	1.5576	1.5187	1.5882
July 31, 2015	1.5634	1.5560	1.5353	1.5634
August 31, 2015	1.5363	1.5578	1.5362	1.5731
September 30, 2015	1.5116	1.5338	1.5116	1.5573
October 31, 2015	1.5445	1.5343	1.5162	1.5475

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with the section entitled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. In addition to historical consolidated financial information, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading provider of next generation cloud security and risk management services for corporate information and email. Our fully-integrated suite of proprietary cloud services protects customers of all sizes from the significant business and data security risks to which their email system exposes them. We protect customers from today’s rapidly changing threat landscape where email has become a powerful attack vector and data leak concern. We also mitigate the significant business disruption that email failure or downtime causes. In addition, our archiving services secure, store and manage critical corporate communications and information to address growing compliance and e-discovery requirements and enable customers to use this increasing archive of information to improve employee productivity.

We operate our business on a SaaS model with renewable annual subscriptions. Customers enter into annual and multi-year contracts to utilize various components of our services. Our subscription fee includes the use of the selected service and technical support. We believe our technology, subscription-based model, and customer support have led to our high revenue retention rate, which has helped us drive our strong revenue growth. We have historically experienced significant revenue growth from our existing customer base as they renew our services and purchase additional products. Revenue recognized during the year ended March 31, 2015 for customers that existed at March 31, 2014 was $106.0 million representing 91% of total revenue.

We market and sell our services to organizations of all sizes across a broad range of industries. As of September 30, 2015, we provided our services to approximately 15,200 customers and protected millions of their employees across the world. We generate sales through our network of channel partners as well as through our direct sales force. Our growth and future success depends on our ability to expand our customer base and to sell additional services to our existing customers. The total number of our customers increased by 34% from March 31, 2014 to March 31, 2015, and 28% from September 30, 2014 to September 30, 2015.

In the fiscal year ended March 31, 2015, we generated 62% of our revenue outside of the United States, with 42% generated from the United Kingdom, 19% from South Africa and 2% from the rest of the world. In the six months ended September 30, 2015, we generated 59% of our revenue outside of the United States, with 40% generated from the United Kingdom, 17% from South Africa and 2% from the rest of the world. Our most significant growth market is the United States. We also believe that there is significant opportunity in our other existing markets. We intend to make significant investments in sales and marketing to continue expanding our customer base in our target markets.

The majority of our revenue is generated from annual subscriptions. Our services are implemented, configured and operated without the need for substantial training or professional services. For customers that choose to develop increased proficiency in our service or who require assistance for more complex configurations and for those that wish to import historical data, we offer additional services.

We were founded in 2003 with a mission to make email safer and better, and to transform the way organizations protect, store and access their email and corporate information. Our first service, Mimecast Email Security, which we launched in late 2003 and was quickly followed by Mimecast Email Continuity. In 2004, we added Mimecast Enterprise Information Archiving. These three services generate a large proportion of our revenue today. In 2006, we started the development of our proprietary cloud architecture, which we refer to as Mime | OS™. We believed early on that investing in the development of our own cloud operating system was a strategic requirement that would enable us to integrate and scale our services. Mimecast Large File Send was released in 2013 and was followed by Mimecast Targeted Threat Protection in 2014, our advanced persistent threat protection service. In 2014, we also released comprehensive risk mitigation technologies specifically for Office 365, and in 2015, we released Mimecast Secure Messaging.

We have achieved significant revenue growth in recent periods. Our revenue grew 32% from $66.8 million in the year ended March 31, 2013 to $88.3 million in the year ended March 31, 2014. Revenue grew 31% from $88.3 million in the year ended March 31, 2014 to $116.1 million in the year ended March 31, 2015. We incurred net losses of $14.3 million and $16.9 million in the years ended March 31, 2013 and 2014, respectively, and had net income of $0.3 million in the year ended March 31, 2015. Revenue grew 22% from $55.5 million in the six months ended September 30, 2014 to $67.8 million in the six months ended September 30, 2015. We incurred a net loss of $0.1 million in the six months ended September 30, 2015.

Service Disruption

On September 21, 2015, we experienced a service disruption that resulted in service downtime for many of our customers for several hours. As a result of the service disruption, we expect to voluntarily provide service credits in the amount of approximately $0.7 million, which was accrued during the quarter ended September 30, 2015 and is expected to be paid during the quarter ended December 31, 2015.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Acquisition of New Customers. We employ a sales strategy that focuses on acquiring new customers through our direct sales force and network of channel partners, and selling additional products to existing customers. Acquiring new customers is a key element of our continued success, growth opportunity and future revenue. We have invested in and intend to continue to invest in our direct sales force and channel partners. During the year ended March 31, 2015, our customer base increased by approximately 3,500 organizations. From September 30, 2014 to September 30, 2015, our customer base increased by approximately 3,350 organizations.

Further Penetration of Existing Customers. Our direct sales force, together with our channel partners and dedicated customer experience team seek to generate additional revenue from our existing customers by adding more employees and selling additional services. We believe a significant opportunity exists for us to sell additional services to current customers as they experience the benefits of our services and we address additional business use cases.

Investment in Growth. We are expanding our operations, increasing our headcount and developing software to both enhance our current offerings and build new features. We expect our total operating expenses to increase, particularly as we continue to expand our sales operations, marketing activities and research and development team. We intend to continue to invest in our sales, marketing and customer experience organizations to drive additional revenue and support the growth of our customer base. Investments we make in our sales and marketing and research and development organizations will occur in advance of experiencing any benefits from such investments. In the year ending March 31, 2016, we plan to continue increasing the size of our direct sales force and to invest in the development of additional marketing content. We also expect to significantly increase the size of our research and development team.

Currency Fluctuations. We conduct business in the United States, the United Kingdom and other countries in Europe, South Africa and other countries in Africa, and also Australia. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British pound and the South African rand. In the year ended March 31, 2015, 40% of our revenue was denominated in British pounds, 39% in U.S. dollars, 19% in South African rand and 2% in other currencies. In the six months ended September 30, 2015, 38% of our revenue was denominated in British pounds, 42% in U.S. dollars, 17% in South African rand, and 2% in other currencies. Given that our functional currency and that of our subsidiaries is the local currency of each entity but our reporting currency is the U.S. dollar, devaluations of the British pound, South African rand and other currencies relative to the U.S. dollar impacts our profitability.

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other key performance indicators to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(dollars in thousands)
Gross profit percentage	68%	68%	67%	70%
Revenue constant currency growth rate(1)	37%	33%	34%	30%
Revenue retention rate	105%	107%	105%	108%
Total customers(2)	10,300	13,800	11,800	15,200
Adjusted EBITDA(1)	$(1,170)	$14,227	$3,360	$10,799

(1)	Adjusted EBITDA and revenue constant currency growth rate are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rate to the nearest comparable GAAP measures, see “Selected Consolidated Financial and Other Data.”

(2)	Rounded up to the nearest hundred customers.

Gross Profit Percentage. Gross profit percentage is calculated as gross profit divided by revenue. Our gross profit percentage has remained relatively constant over the past three years. We provide our services in each of the regions in which we operate. Costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized. As a result, our gross profit percentage in actual terms is the same as it would be on a constant currency basis.

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal year. For further explanation of the uses and limitations of this measure and a reconciliation of our revenue constant currency growth rate to revenue, as reported, the most directly comparable GAAP measure, please see “Selected Consolidated Financial and Other Data.” As our total revenue grew over the past three years, our revenue constant currency growth rate has declined slightly over the same period, as the incremental growth from period to period represented a smaller percentage of total revenue as compared to the prior period.

Revenue Retention Rate. We believe that our ability to retain customers is an indicator of the stability of our revenue base and the long-term value of our customer relationships. Our revenue retention rate is driven by our customer renewals and upsells. For each of the fiscal years ended March 31, 2013, 2014 and 2015 our customer retention rate has been consistently greater than 90%. We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period. Our revenue retention rate has remained relatively constant over the past three years.

Total Customers. We believe the total number of customers is a key indicator of our financial success and future revenue potential. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly. We expect to continue to grow our customer base through the addition of new customers in each of our markets.

Adjusted EBITDA. We believe that Adjusted EBITDA is a key indicator of our operating results. We define Adjusted EBITDA as net income (loss), adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, the provision for income taxes and foreign currency exchange (expense) income. For further explanation of the uses and limitations of this measure and a reconciliation of our Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss), please see “Selected Consolidated Financial and Other Data.” We expect that our Adjusted EBITDA will decrease in the near term as we focus on growing our research and development capabilities as well as expand our sales and marketing teams.

Components of Consolidated Statements of Operations

Revenue

We generate substantially all of our revenue from subscription fees paid by customers accessing our cloud services and by customers purchasing additional support beyond the standard support that is included in our basic subscription fees. A small portion of our revenue consists of related professional services and other revenue, which consists primarily of set-up, ingestion fees and training fees.

We generally license our services on a price per employee basis under annual contracts. Some services, such as ingestion services, are invoiced upfront and recognized on a straight-line basis over the longer of the contract term or the average customer life.

We serve thousands of customers in multiple industries, and our revenue is not concentrated with any single customer or industry. For the years ended March 31, 2014 and 2015 and for the six months ended September 30, 2014 and 2015, no single customer accounted for more than 1% of our revenue, and our largest ten customers accounted for less than 10% of our revenue in aggregate.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. At March 31, 2015, deferred revenue was $53.3 million. Estimated future recognition from deferred revenue at March 31, 2015 was $45.3 million in 2016, $4.0 million in 2017, $2.0 million in 2018 and $2.0 million thereafter.

We have continued to expand our customer base, and have recently signed on more customers with monthly, instead of annual, billing terms. The proportion of aggregate contract value reflected on our balance sheet as deferred revenue may decrease if this trend continues.

We recognize revenue ratably on a straight-line basis over the subscription term, which is typically one year in duration, provided that an enforceable contract has been signed by both parties, we have given the customer access to our SaaS solutions, collection of the fee is probable, and the fee is fixed or determinable. Our subscription service arrangements do not contain refund-type provisions.

Our professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed in the section below entitled “—Critical Accounting Policies and Estimates”, these revenues are recognized as the services are rendered.

Cost of Revenue

Cost of revenue primarily consists of expenses related to supporting and hosting our product offerings and delivering our professional services. These costs include salaries, benefits, bonuses and share-based compensation expense related to the management of our data centers, our customer support team and our professional services team. In addition to these expenses, we incur third-party service provider costs such as data center and networking expenses, allocated overhead costs and depreciation expense. We allocate overhead costs, such as rent and facility costs, information technology costs and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of revenue and each operating expense category.

We currently expect our cost of revenue to increase in absolute dollars due to expenditures related to expansion and support of our data center operations and customer support teams. We also expect that cost of revenue as a percentage of revenue will decrease over time as we are able to achieve economies of scale in our business, although it may fluctuate from period to period depending on the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our products and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue in any particular quarterly or annual period.

Research and Development Expenses

Research and development expenses consist primarily of personnel and related costs, including salaries, benefits, bonuses, share-based compensation, costs of server usage by our developers and allocated overhead costs. We expense all research and development costs as they are incurred. We have focused our efforts on developing new versions of our SaaS technology with expanded features. Our technology is constantly being refined and, as such, we do not capitalize development costs. We believe that continued investment in our technology is important for our future growth. As a result, we expect research and development expenses to increase in absolute dollars as we invest in further developing our Mime | OS platform, improving our existing services and creating new features that will increase the functionality of our new and existing products. Research and development expenses as a percentage of total revenue may fluctuate on a quarterly basis but we expect it to increase in the near-term as a result of the substantial expected investments noted above.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel and related costs, including salaries, benefits, bonuses, commissions and share-based compensation. Other costs included are those relating to marketing and promotional events, online marketing, product marketing and allocated overhead costs. We expense all costs as they are incurred, including sales commissions. We expect that our sales and marketing expenses will increase substantially in the year ending March 31, 2016 as we expand our sales and marketing efforts globally, and particularly in the United States. New sales personnel require training and may take several months or more to achieve productivity; as such, the costs we incur in connection with the hiring of new sales personnel in a given period are not typically offset by increased revenue in that period and may not result in new revenue if these sales personnel fail to become productive. We expect to increase our investment in sales and marketing as we add new services, which will increase these expenses in absolute dollars. Over the long term, we believe that sales and marketing expenses as a percentage of revenue will decrease, but will vary depending upon the mix of revenue from new and existing customers, as well as changes in the productivity of our sales and marketing programs.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance, information technology and human resources functions, including salaries, benefits, incentive compensation and share-based compensation, in addition to the costs associated with professional fees, insurance premiums, other corporate expenses and allocated overhead costs. In future periods, we expect general and administrative expenses to increase in absolute dollars as we continue to incur additional personnel and professional services costs in order to meet the compliance requirements of operating as a public company, including those costs incurred in connection with Section 404 of the Sarbanes-Oxley Act. Over the long term, we believe that general and administrative expenses as a percentage of revenue will decrease.

Restructuring

Restructuring consist of severance, outplacement, and other separation benefits.

Other Income (Expense)

Other income (expense) is comprised of the following items:

Interest income

Interest income includes interest income earned on our cash and cash equivalents balance. We expect interest income to vary each reporting period depending on our average cash and cash equivalents balance during the period and market interest rates.

Interest expense

Interest expense consists primarily of interest expense associated with our credit facility and our outstanding debt.

Foreign exchange (expense) income

Foreign exchange (expense) income consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change.

Provision for Income Taxes

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. To date, we have incurred cumulative net losses and maintain a full valuation allowance on our net deferred tax assets. Therefore, we have not recorded any domestic (U.K.) tax provisions and our effective tax rate differs from statutory rates. Our tax expense for the fiscal year ended March 31, 2015 and prior years primarily relates to our U.S. domiciled entity, including state tax provisions. Our tax expense for the six months ended September 30, 2015 was primarily attributed to estimated taxes related to our domestic jurisdictions.

Comparison of Period-to-Period Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(in thousands)
Revenue	$88,315	$116,085	$55,546	$67,835
Cost of revenue	28,673	36,821	18,062	20,069

Gross profit	59,642	79,264	37,484	47,766

Operating expenses
Research and development	12,844	14,461	7,910	7,463
Sales and marketing	46,971	51,224	26,501	27,977
General and administrative	11,187	15,806	9,528	8,713
Restructuring	—	1,203	1,263	—

Total operating expenses	71,002	82,694	45,202	44,153

(Loss) income from operations	(11,360)	(3,430)	(7,718)	3,613
Other income (expense)
Interest income	86	62	33	29
Interest expense	(542)	(703)	(311)	(345)
Foreign exchange (expense) income	(5,055)	4,508	640	(3,100)

Total other income (expense)	(5,511)	3,867	362	(3,416)

(Loss) income before provision for income taxes	(16,871)	437	(7,356)	197
Provision for income taxes	19	152	76	278

Net (loss) income	$(16,890)	$285	$(7,432)	$(81)

The following table sets forth our consolidated statements of operations data as a percentage of revenue for each of the periods indicated:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
Revenue	100%	100%	100%	100%
Cost of revenue	32	32	33	30

Gross profit	68	68	67	70

Operating expenses
Research and development	15	12	14	11
Sales and marketing	53	44	48	41
General and administrative	13	14	17	13
Restructuring	—	1	2	—

Total operating expenses	81	71	81	65

(Loss) income from operations	(13)	(3)	(14)	5
Other income (expense)
Interest income	—	—	—	—
Interest expense	(1)	(1)	(1)	(1)
Foreign exchange (expense) income	(5)	4	1	(5)

Total other income (expense), net	(6)	3	—	(6)

(Loss) income before provision for income taxes	(19)	—	(14)	(1)
Provision for income taxes	—	—	—	—

Net (loss) income	(19)%	—%	(14)%	(1)%

We have operations in jurisdictions other than the United States and generate revenue and incur expenditures in currencies other than the U.S. dollar. The following information shows the effect on certain components of our consolidated statements of operations data for each of the periods indicated based on a 10% unfavourable movement in foreign currency exchange rates:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(in millions)
Cost of revenue	$1.8	$2.3	$1.2	$1.2
Research and development	1.0	1.3	0.7	0.7
Sales and marketing	2.4	3.0	1.6	1.3
General and administrative	0.7	0.8	0.6	0.4

Comparison of the Six Months Ended September 30, 2014 and 2015

Revenue

	Six months ended September 30,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Revenue	$55,546	$67,835	$12,289	22%

Revenue increased $12.3 million in the six months ended September 30, 2015 compared to the six months ended September 30, 2014. The increase in revenue was primarily attributable to a 28% increase in new customers since September 30, 2014 and to a lesser extent additional revenue from existing customers. Our revenue for the six months ended September 30, 2015, was negatively impacted by approximately $4.7 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate.

Cost of Revenue

	Six months ended September 30,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Cost of revenue	$18,062	$20,069	$2,007	11%

Cost of revenue increased $2.0 million in the six months ended September 30, 2015 compared to the six months ended September 30, 2014 which was primarily attributable to increases in data center costs of $0.8 million, professional services costs of $0.7 million, personnel-related costs of $0.5 million and information technology and facilities costs of $0.4 million, partially offset by a decrease in depreciation expense of $0.3 million. Total cost of revenue for the six months ended September 30, 2015 as compared to the six months ended September 30, 2014 was positively impacted by approximately $1.3 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Data center costs increased as a result of the increase in our customer base, professional services costs increased primarily as a result of an increase in vendor fulfillment costs, and personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount.

Operating Expenses

	Six months ended September 30,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Operating expenses:
Research and development	$7,910	$7,463	$(447)	(6)%
Sales and marketing	26,501	27,977	1,476	6%
General and administrative	9,528	8,713	(815)	(9)%
Restructuring	1,263	—	(1,263)	nm

Total operating expenses	$45,202	$44,153	$(1,049)	(2)%

nm – not meaningful

Research and development expenses

Research and development expenses decreased $0.4 million in the six months ended September 30, 2015 compared to the six months ended September 30, 2014. Total research and development expenses for the six months ended September 30, 2015 as compared to the six months ended September 30, 2014 were positively impacted by approximately $0.6 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate, partially offset by an increase in consulting costs of $0.2 million.

Sales and marketing expenses

Sales and marketing expenses increased $1.5 million in the six months ended September 30, 2015 compared to the six months ended September 30, 2014 which was primarily attributable to increased marketing costs of $2.1 million, information technology and facilities costs of $0.4 million, and professional services of $0.3 million, partially offset by decreases in share-based compensation expense of $0.6 million and personnel-related costs of $0.5 million. Total sales and marketing expenses for the six months ended September 30, 2015 as compared to the six months ended September 30, 2014 were positively impacted by approximately $1.6 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Marketing costs increased primarily as a result of increased lead generation and exhibition costs and professional services increased primarily due to an increase in recruiting costs. Personnel-related costs decreased primarily as a result of the positive impact of foreign exchange rates.

General and administrative expenses

General and administrative expenses decreased $0.8 million in the six months ended September 30, 2015 compared to the six months ended September 30, 2014 which was primarily attributable to decreases in share-based compensation expense of $1.6 million partially offset by increases in professional services costs of $0.6 million. The increase in professional service costs is due to an increase in legal, accounting and consulting services.

Restructuring expenses

We recorded restructuring expenses of $1.3 million in the six months ended September 30, 2014 in connection with the termination of employees in the United States and the United Kingdom. Restructuring expenses consisted of employee severance charges, outplacement, and other separation benefits. We did not incur restructuring expenses in the six months ended September 30, 2015.

Other Income (Expense)

	Six months ended September 30,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Other income (expense):
Interest income	$33	$29	$(4)	(12)%
Interest expense	(311)	(345)	(34)	11%
Foreign exchange income (expense)	640	(3,100)	(3,740)	584%

Total other income (expense)	$362	$(3,416)	$(3,778)	nm

nm – not meaningful

Other income (expense)

Other income (expense) decreased $3.8 million in the six months ended September 30, 2015 compared to the six months ended September 30, 2014 attributable primarily to changes in foreign exchange income (expense). Foreign exchange income (expense) in the six months ended September 30, 2014 and 2015 was primarily attributable to the re-measurement of short-term intercompany asset and liability balances. In the first half of fiscal 2015, the British pound weakened against the U.S. dollar when compared to the foreign exchange rate as of March 31, 2014, resulting in foreign exchange income. In the first half of fiscal 2016, the British pound strengthened against the U.S. dollar when compared to the foreign exchange rate as of March 31, 2015, resulting in foreign exchange expense.

Provision for Income Taxes

	Six months ended September 30,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Provision for income taxes	$76	$278	$202	266%

Provision for income taxes

Provision for income taxes increased $0.2 million in the six months ended September 30, 2015 compared to the six months ended September 30, 2014 attributable primarily to taxes related to our domestic jurisdictions.

Comparison of Years Ended March 31, 2014 and 2015

Revenue

	Year ended March 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Revenue	$88,315	$116,085	$27,770	31%

Revenue increased $27.8 million in the year ended March 31, 2015 compared to the year ended March 31, 2014 which was primarily attributable to increases from new customers as well as increases in revenue from existing customers. Of the total increase in revenues, 36% represented revenue from new customers acquired after March 31, 2014, and 64% represented revenue from existing customers as of March 31, 2014. Revenues recognized during the year ended March 31, 2015 for customers that existed at March 31, 2014 were $106.0 million representing 91% of total revenue. Our total customers increased 34% from March 31, 2014 to March 31, 2015.

Cost of Revenue

	Year ended March 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Cost of revenue	$28,673	$36,821	$8,148	28%

Cost of revenue increased $8.1 million in the year ended March 31, 2015 compared to the year ended March 31, 2014 which was primarily attributable to personnel-related costs of $3.1 million, increased data center costs of $2.2 million, increased depreciation expense of $1.9 million, and increased information technology and facilities costs of $0.7 million. Personnel-related cost increases were primarily attributable to salaries and benefits associated with increased headcount. Data center costs increased in line with the increase in revenue.

Operating Expenses

	Year ended March 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Operating expenses:
Research and development	$12,844	$14,461	$1,617	13%
Sales and marketing	46,971	51,224	4,253	9
General and administrative	11,187	15,806	4,619	41
Restructuring	—	1,203	1,203	nm

Total operating expenses	$71,002	$82,694	$11,692	16%

nm — not meaningful

Research and development expenses

Research and development expenses increased $1.6 million in the year ended March 31, 2015 compared to the year ended March 31, 2014 which was primarily attributable to personnel-related costs of $1.0 million, increased share-based compensation of $0.3 million, and increased information and technology and facility costs of $0.2 million. Personnel-related cost increases were primarily attributable to salaries and benefits associated with increased compensation, including bonuses.

Sales and marketing expenses

Sales and marketing expenses increased $4.3 million in the year ended March 31, 2015 compared to the year ended March 31, 2014 which was primarily attributable to personnel-related costs of $3.2 million, additional share-based compensation expense of $1.3 million, increased information and technology costs of $0.3 million, and increased third-party commissions of $0.4 million. These increases were partially offset by a decrease in personnel training costs of $0.5 million. Personnel-related cost increases were primarily attributable to increased commissions.

General and administrative expenses

General and administrative expenses increased $4.6 million in the year ended March 31, 2015 compared to year ended March 31, 2014 which was primarily attributable to increased share-compensation expense of $2.7 million, increased personnel-related costs of $2.0 million, increased information technology and facilities costs $0.5 million, and increased insurance costs of $0.3 million. These increases were partially offset by decreases in professional services costs of $0.6 million.

Restructuring expenses

We recorded restructuring expenses of $1.2 million in the year ended March 31, 2015 in connection with the termination of employees in the United States and United Kingdom. Restructuring expenses consisted of employee severance charges outplacement, and other separation benefits. We did not incur restructuring expenses in the year ended March 31, 2014.

Other Income (Expense)

	Year ended March 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Other income (expense)
Interest income	$86	$62	$(24)	(28)%
Interest expense	(542)	(703)	(161)	30
Foreign exchange (expense) income	(5,055)	4,508	9,563	(189)

Total other income (expense)	$(5,511)	$3,867	$9,378	(170)%

Other income (expense)

Other income (expense) increased $9.4 million in 2015 compared to 2014 attributable primarily to changes in foreign exchange (expense) income. In the year ended March 31, 2014, we recognized foreign exchange expense, primarily attributable to the re-measurement of short-term intercompany asset and liability balances as a result of the U.S. dollar weakening compared to the British pound.

In the year ended March 31, 2015, we recognized foreign exchange income attributable primarily to the re-measurement of short-term intercompany asset and liability balances as a result of the U.S. dollar strengthening compared to the British pound. The increase in interest expense was attributable primarily to higher weighted-average principal outstanding in the year ended March 31, 2015 as compared to the year ended March 31, 2014.

Provision for Income Taxes

	Year ended March 31,		Period-to-period change
	2014	2015	Amount	% Change
	(dollars in thousands)
Provision for income taxes	$19	$152	$133	700%

Provision for income taxes

Provision for income taxes increased $0.1 million in 2015 compared to 2014 attributable primarily to taxes related to our foreign jurisdictions.

Quarterly results of operations data

The following tables set forth our unaudited quarterly consolidated statements of operations for each of the ten quarters in the period ended September 30, 2015. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results to be expected for any future period.

	Quarter ended
	Jun 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sept 30, 2015
	(in thousands)
Revenue	$19,867	$20,755	$23,306	$24,387	$26,943	$28,603	$29,824	$30,715	$33,328	$34,507
Cost of revenue (1)	6,552	6,608	7,150	8,363	8,925	9,137	9,584	9,175	9,876	10,193

Gross profit	13,315	14,147	16,156	16,024	18,018	19,466	20,240	21,540	23,452	24,314

Operating expenses
Research and development (1)	3,190	3,063	3,193	3,398	3,954	3,956	3,407	3,144	3,530	3,933
Sales and marketing (1)	11,585	10,938	12,089	12,359	12,775	13,726	11,642	13,081	13,121	14,856
General and administrative (1)	2,875	2,324	2,897	3,091	3,940	5,588	2,632	3,646	4,691	4,022
Restructuring	—	—	—	—	—	1,263	(60)	—	—	—

Total operating expenses	17,650	16,325	18,179	18,848	20,669	24,533	17,621	19,871	21,342	22,811

(Loss) income from operations	(4,335)	(2,178)	(2,023)	(2,824)	(2,651)	(5,067)	2,619	1,669	2,110	1,503
Other income (expense)
Interest income	23	14	31	18	20	13	14	15	17	12
Interest expense	(132)	(129)	(132)	(149)	(133)	(178)	(207)	(185)	(177)	(168)
Foreign exchange income (expense)	(779)	(2,634)	(1,137)	(505)	(1,246)	1,886	1,676	2,192	(3,841)	741

Total other income (expense), net	(888)	(2,749)	(1,238)	(636)	(1,359)	1,721	1,483	2,022	(4,001)	585

(Loss) income before provision for income taxes	(5,223)	(4,927)	(3,261)	(3,460)	(4,010)	(3,346)	4,102	3,691	(1,891)	2,088
Provision for income taxes	5	5	5	4	38	38	38	38	358	(80)

Net (loss) income	$(5,228)	$(4,932)	$(3,266)	$(3,464)	$(4,048)	$(3,384)	$4,064	$3,653	$(2,249)	$2,168

(1)	Share-based compensation expense included in these line items was as follows:

	Quarter ended
	Jun 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sept 30, 2015
	(in thousands)
Cost of revenue	$37	$37	$38	$39	$30	$80	$22	$19	$22	$107
Research and development	38	39	41	173	34	118	116	276	29	45
Sales and marketing	87	91	91	126	349	1,068	151	116	83	768
General and administrative	94	94	103	104	99	2,448	229	271	709	216

Total share-based compensation expense	$256	$261	$273	$442	$512	$3,714	$518	$682	$843	$1,136

	Quarter ended
As a % of Revenue	Jun 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sept 30, 2015
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue (1)	33	32	31	34	33	32	32	30	30	30

Gross profit	67	68	69	66	67	68	68	70	70	70

Operating expenses
Research and development (1)	16	15	14	14	15	14	11	10	11	11
Sales and marketing (1)	58	53	52	51	47	48	39	43	39	43
General and administrative (1)	14	11	12	13	15	20	9	12	14	12
Restructuring	—	—	—	—	—	4	—	—	—	—

Total operating expenses	88	79	78	78	77	86	59	65	64	66

(Loss) income from operations	(21)	(11)	(9)	(12)	(10)	(18)	9	5	6	4
Other income (expense)
Interest income	—	—	—	—	—	—	—	—	—	—
Interest expense	(1)	(1)	(1)	(1)	—	(1)	(1)	(1)	(1)	—
Foreign exchange income (expense)	(4)	(13)	(5)	(2)	(5)	7	6	7	(12)	2

Total other income (expense), net	(5)	(14)	(6)	(3)	(5)	6	5	6	(13)	2

(Loss) income before provision for income taxes	(26)	(25)	(15)	(15)	(15)	(12)	14	11	(7)	6
Provision for income taxes	—	—	—	—	—	—	—	—	1	—

Net (loss) income	(26)%	(25)%	(15)%	(15)%	(15)%	(12)%	14%	11%	(6)%	6%

We have historically experienced some seasonality in terms of when we enter into customer agreements for our services, most significantly in respect to the timing of our customer’s respective financial year end, as well as our own. This seasonality is not immediately apparent in our revenue because we recognize revenue ratably on a straight-line basis over the subscription term, which is typically one year. As a result, a slowdown in our ability to enter into customer agreements may not be apparent in our revenue for the quarter, as the revenue recognized in any quarter is primarily from customer agreements entered into in prior quarters. Historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Our revenue has increased over the periods presented above due to the acquisition of new customers and due to existing customers increasing their use of our services through the purchase of additional services and the addition of employees.

Our gross margin has remained relatively consistent during the quarterly periods as increases in revenue have coincided with increases in cost of revenue due to expenditures related to additional hardware, the expansion and support of our data centers and customer support teams. While we expect our cost of revenue to increase in absolute dollars, we also expect that the cost of revenue as percentage of revenue will decrease over time as we are able to achieve economies of scale in our business, although it may fluctuate from period to period depending on the timing of significant expenditures.

Our operating expenses have increased sequentially primarily due to increases in headcount and other related expenses to support our growth. In those periods in which operating expenses have not increased sequentially, this has been primarily due to variability in our share based-compensation expense. In fiscal 2015, our operating expenses increased by 15%, excluding the impact of restructuring over the preceding fiscal year. We anticipate our operating expenses will continue to increase in absolute dollars as we invest in the long-term growth of our business.

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents, accounts receivable and our credit facility. The following table shows net cash (used in) provided by operating activities, net cash used in investing activities, and net cash (used in) provided by financing activities for the years ended March 31, 2014 and 2015 and the six months ended September 30, 2014 and 2015:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
	(in thousands)
Net cash (used in) provided by operating activities	$(967)	$23,247	$5,887	$11,949
Net cash used in investing activities	(17,888)	(12,583)	(8,412)	(7,402)
Net cash (used in) provided by financing activities	(222)	5,431	7,035	(3,654)

To date, we have financed our operations primarily through private placements of equity and borrowings from our primary bank lender. In the year ended March 31, 2015, operating losses were reduced and we generated significant operating cash flows. In the year-ended March 31, 2014, cash flows from operating activities were near break-even. While we expect to generate an operating loss in the year ending March 31, 2016, we expect to continue to generate cash flows from operating activities. However, we may require additional capital resources to continue to grow our business. In the year ending March 31, 2016, we plan to continue to invest in the development and expansion of our Mime | OS platform to improve on our existing solutions in order to provide more capabilities to our customers. Investments in capital expenditures in the year ended March 31, 2015 were $12.6 million. We expect this level of investment to be maintained in the year ending March 31, 2016.

As of March 31, 2015 and September 30, 2015, we had cash and cash equivalents of $32.9 million and $34.1 million, respectively. Based on our current operating plan, which includes the growth strategies described in “Use of Proceeds” and “Business—Our Growth Strategy”, other than acquisitions of complementary business, products and technologies, in the absence of this offering, we believe that our current cash and cash equivalents, cash to be received from existing and new customers, and availability under our credit facility will be sufficient to fund our operations for at least the next twelve months. If we acquire any such complementary businesses, products or technologies, we may use a portion of the net proceeds from this offering to do so. Our future capital requirements may vary materially from those planned and will depend on certain factors, such as, our growth and our operating results. If we require additional capital resources to grow our business or to acquire complementary technologies and businesses in the future, we may seek to sell additional equity or raise funds through debt financing or other sources. The sale of additional equity could result in additional dilution, and the terms of any financing arrangements may include restrictions on our business that could impair our operating flexibility and would cause us to incur interest expense. We cannot provide assurance that additional financing will be available at all or on terms favorable to us. We had no material commitments for capital expenditures as of March 31, 2015 or September 30, 2015.

Borrowings and Credit Facility

Since January 2012, we have entered into various term loan borrowings with Silicon Valley Bank. The term loans have fixed interest rates of 4.5% and principal repayment periods of 36 equal monthly installments with various maturities through January 2018. As of March 31, 2015, the aggregate principal balance of the term loans was $12.4 million, of which $5.3 million is payable in the year ending March 31, 2016. As of September 30, 2015, the aggregate principal balance of the term loans was $10.0 million, of which $5.4 million is payable through September 30, 2016. As of March 31, 2015 and September 30, 2015, there were no amounts available for future borrowings under the term loans.

In January 2013, we entered into a loan and security agreement with Silicon Valley Bank providing for a revolving credit facility. In July 2014, we amended and restated that agreement to increase the borrowing capacity under the facility from £7.5 million to £10.0 million (or, in each case, the equivalent amount in either U.S. dollars or Euros). This facility has £5.0 million in immediately available credit and another £5.0 million upon completion of an additional equity financing. The credit facility bears interest at the greater of (i) the Bank of England base rate plus 3.5% or (ii) 4.0% and has a term of 24 months. As of March 31, 2015 and September 30, 2015, the effective rate on the line of credit was 4.0%. The line of credit is collateralized by substantially all of our assets, and we are required to meet certain financial covenants, including recurring revenue and adjusted quick ratio covenants. The agreement also contains the following negative covenants:

•	a commitment not to pay dividends or make distributions or payments or to redeem, retire or repurchase our share capital; and

•	negative pledges by us and our subsidiaries, including with respect to:

•	limitations on dissolution, any subordinated debt arrangement, mergers, acquisitions, investments, dispositions and transactions with affiliates not in the ordinary course of business;

•	limitations on assigning, mortgaging, pledging, granting a security interest or encumbering any of our property (other than permitted liens identified in the agreement); and

•	restrictions on changes in business, management, ownership, business locations or organizational structure.

Failure to meet these financial and other covenants would enable the bank to demand immediate repayment of all outstanding balances under the facility. We were in compliance with the terms of the credit facility as of March 31, 2015 and September 30, 2015. As of March 31, 2015 and September 30, 2015, there was no balance outstanding under the line of credit and £5.0 million was available for future borrowing. On November 13, 2015, we amended the loan and security agreement to reflect the change in reporting entity, to make available the additional £5.0 million in available credit under the facility that is accessible upon the completion of the additional equity financing, and to adjust certain financial covenants, including recurring revenue and adjusted quick ratio covenants.

Operating Activities

For the six months ended September 30, 2015, cash provided by operating activities was $11.9 million. The primary factors affecting our operating cash flows during the period were our net loss of $0.1 million, adjusted for non-cash charges of $5.2 million for depreciation and amortization of our property and equipment, $2.0 million of share-based compensation, $2.8 million in net foreign currency losses, and $0.2 million in excess tax benefits related to exercises of share options. The primary drivers of the changes in operating assets and liabilities were a $3.9 million increase in deferred revenue, a $0.8 million decrease in prepaid expenses and other current assets, and a $0.5 million increase in accrued expenses and other liabilities partially offset by a $2.3 million increase in accounts receivable and a $0.4 million decrease in accounts payable.

For the six months ended September 30, 2014, cash provided by operating activities was $5.9 million. The primary factors affecting our operating cash flows during the period were our net loss of $7.4 million, adjusted for non-cash charges of $5.6 million for depreciation and amortization of our property and equipment, $4.2 million of share-based compensation, and $0.7 million in net foreign currency gains. The primary drivers of the changes in operating assets and liabilities were a $2.8 million decrease in accounts receivable, a $0.9 million increase in deferred revenue, a $0.3 million decrease in prepaid expenses and other current assets and a $0.2 million increase in accounts payable.

For the year ended March 31, 2015, cash provided by operating activities was $23.2 million. The primary factors affecting our operating cash flows during the period were our net income of $0.3 million, adjusted for non-cash charges of $11.0 million for depreciation and amortization of our property and equipment, $5.4 million of share-based compensation, and $4.1 million in net foreign currency gains. The primary drivers of the changes in operating assets and liabilities were an $11.4 million increase in deferred revenue, a $2.8 million increase in accrued expenses and other liabilities, and a $0.7 million decrease in prepaid expenses and other current assets, partially offset by a $4.3 million increase in accounts receivable due primarily to overall growth in our business.

For the year ended March 31, 2014, cash used in operating activities was $1.0 million. The primary factors affecting our operating cash flows during this period were our net loss of $16.9 million, adjusted for non-cash charges of $9.0 million for depreciation and amortization of our property and equipment, $1.2 million of share-based compensation and $2.3 million in net foreign currency losses. The primary drivers of the changes in operating assets and liabilities were an $8.8 million increase in deferred revenue and a $2.9 million increase in accrued expenses and other liabilities, partially offset by a $6.6 million increase in accounts receivable, and a $1.7 million increase in other assets. The increase in accrued expenses and other current liabilities was attributable primarily to the timing of our cash payments and the increase in accounts receivable attributable primarily to overall growth in our business.

Investing Activities

Cash used in investing activities of $8.4 million and $7.4 million for the six months ended September 30, 2014 and 2015, respectively, were due to capital expenditures. Our capital expenditures were associated primarily with computer equipment purchased in support of our expanding infrastructure.

Cash used in investing activities of $12.6 million for the year ended March 31, 2015 and $17.9 million for the year ended March 31, 2014 was due to capital expenditures. Our capital expenditures were associated primarily with computer equipment purchased in support of our expanding infrastructure.

Financing Activities

Cash used in financing activities of $3.7 million for the six months ended September 30, 2015 was due primarily to payments on debt of $2.8 million and payments of deferred initial public offering issuance costs of $1.6 million, partially offset by $0.5 million of proceeds from exercises of share options and $0.2 million in excess tax benefits related to exercises of share options.

Cash provided by financing activities of $7.0 million for the six months ended September 30, 2014 was due primarily to $8.3 million in proceeds from the issuance of debt, net of issuance costs and $0.3 million in proceeds from exercises of share options, partially offset by $1.6 million of payments on debt.

Cash provided by financing activities of $5.4 million for the year ended March 31, 2015 was due primarily to proceeds from the issuance of debt, net of issuance costs of $8.3 million, and $0.6 million in proceeds from exercises of share options, partially offset by $3.5 million of payments on debt.

Cash used in financing activities of $0.2 million for the year ended March 31, 2014 was due primarily to repayments of term loan borrowings.

U.S. Net Operating Loss Carryforwards

As of March 31, 2015, we had net operating loss carryforwards for U.S. federal income tax purposes of $30.4 million. As of March 31, 2015, we had net operating loss carryforwards for state income tax purposes of approximately $27.4 million. These net operating loss carryforwards expire at various dates through 2035. In addition, as of March 31, 2015, we had net operating loss carryforwards in the U.K. and our other non-U.S. locations of approximately $9.5 million and $6.2 million, respectively. The non-U.S. operating loss carryforwards are unlimited in duration.

In assessing our ability to realize our net deferred tax assets, we considered various factors including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations, to determine whether it is more likely than not that some portion or all of our net deferred tax assets will not be realized. Based upon these factors, we have determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against our net deferred tax assets.

Contractual Obligations and Commitments

The following table represents our contractual obligations as of March 31, 2015, aggregated by type:

		Payments due in:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations principal	$12,442	$5,314	$7,128	$—	$—
Debt obligations interest	717	457	260	—	—
Operating lease obligations	14,684	2,955	6,573	4,660	496
Data center obligations	38,112	9,330	18,041	10,741	—

Total	$65,955	$18,056	$32,002	$15,401	$496

We lease our facilities under non-cancelable operating leases with various expiration dates through October 2021. We have outstanding letters of credit of $0.4 million related to certain operating leases.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective application, with early adoption not permitted. On July 9, 2015, the FASB voted to approve a one-year deferral of the effective date of this guidance. In accordance with the agreed upon delay, the guidance is effective for us on April 1, 2018. We are currently evaluating the adoption method we will apply and the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. ASU 2014-15 requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and earlier application is permitted. We are currently evaluating the impact of the adoption of ASU 2014-15, but the adoption is not expected to have a material effect on our consolidated financial statements or disclosures.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810)-Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered variable interest entities, or VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. ASU 2015-02 is effective for annual periods, and interim periods therein, beginning after December 15, 2015. We are currently evaluating the impact the adoption of ASU 2015-02 will have on our financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires us to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. ASU 2015-03 will be effective for annual reporting periods beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016, with early adoption permitted. The new guidance will be applied retrospectively to each prior period presented. We are currently in the process of evaluating the impact and timing of adoption of the ASU 2015-03 on our consolidated financial statements.

Off-Balance Sheet Arrangements

Up to and including the 2014 and 2015 fiscal years and the six months ended September 30, 2015, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As a result, we are not exposed to related financing, liquidity, market or credit risks that could arise if we had engaged in those types of arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that of our significant accounting policies, which are described in Note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations.

Under the JOBS Act, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. However, we are irrevocably choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required for non-emerging growth companies.

Revenue Recognition

We derive our revenue from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing our cloud services and from customers purchasing additional support beyond the standard support that is included in the basic subscription fees; and (2) related professional services and other revenue, which consists primarily of set-up, ingestion and training fees.

We recognize revenue when all of the following conditions are satisfied:

•	there is persuasive evidence of an arrangement;

•	the service has been or is being provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

Our subscription arrangements provide customers with the right to access its hosted software applications. Customers do not have the right to take possession of our software during the hosting arrangement. Accordingly, we recognize revenue in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulleting (SAB) No. 104, Revenue Recognition.

We sell our products and services directly through our dedicated sales force and also indirectly through third-party resellers. In accordance with the provisions of ASC 605, we have considered certain factors in determining whether the end-user or the third-party reseller is our customer in arrangements involving resellers. We concluded that in the majority of transactions with resellers, the reseller is our customer. In these arrangements, we considered that it is the reseller, and not us, that has the relationship with the end-user. Specifically, the reseller has the ability to set pricing with the end-user and the credit risk with the end-user is borne by the reseller. Further, the reseller is not obligated to report its transaction price with the end-user to us, and in the majority of transactions, we are unable to determine the amount paid by the end-user customer to the reseller in these transactions. As a result of such considerations, revenue for these transactions is presented in the accompanying consolidated statements of operations based upon the amount billed to the reseller. For transactions where we have determined that the end-user is the ultimate customer, revenue is presented in the accompanying consolidated statements of operations based on the transaction price with the end-user.

We recognize subscription and support revenue ratably over the term of the contract, typically one year in duration, beginning on the commencement date of each contract.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Our professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, we recognize these revenues as the services are rendered.

Revenue is presented net of any taxes collected from customers.

We may enter into arrangements with multiple-deliverables that generally include multiple subscriptions, premium support and professional services. For arrangements with multiple deliverables, we evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered items is considered probable and substantially within our control.

If the deliverables are determined to qualify as separate units of accounting, consideration is allocated to each unit of accounting based on the units’ relative selling prices. We determine the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value (VSOE), if available, or its best estimate of selling price (BESP), if VSOE is not available. We have determined that third-party evidence of selling price (TPE) is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third-party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

Subscription services have standalone value as such services are often sold separately. In determining whether professional services sold together with the subscription services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the determination that customers cannot resell the services that Mimecast provides, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. Professional services sold at the time of the multiple-element subscription arrangement typically include customer set-up and ingestion services. To date, we have concluded that all of these professional services included in executed multiple-deliverable arrangements do not have standalone value and are therefore not considered separate units of accounting. These professional services are purchased by customers only in contemplation of, or in concert with, purchasing one of our core subscription services and, therefore, are not considered a substantive service, such that the provision of such service does not reflect the culmination of the earnings process. Mimecast does not sell these services without the related underlying primary subscription as there would be no practical interest or need on the behalf of a customer to buy these services without the underlying subscription. We do not have any knowledge of other vendors selling these services on a stand-alone basis and there is no way for an end-user to resell the deliverable. Accordingly, the deliverables within the arrangement including both subscription services and other professional services are accounted for as a single unit of accounting. On these occasions, revenue for the professional services deliverables in the arrangement is recognized on a straight-line basis over the contractual term or the average customer life, as further described below.

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. In addition, deferred revenue consists of amounts paid by customers related to upfront set-up or ingestion fees. Revenue related to such services is recognized over the contractual term or the average customer life, whichever is longer. The estimated customer life has been determined to be five years.

Deferred revenue that is expected to be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as non-current in the accompanying consolidated balance sheets.

Income Taxes

We are subject to income tax in the United Kingdom, the United States and other international jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 is an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for net operating loss and tax credit carryforwards. ASC 740 requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2014 and 2015 and September 30, 2015, we did not have any uncertain tax positions that would impact our net tax provision.

Accounting for Share-Based Compensation Awards

We account for share-based compensation awards in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of share-based compensation awards in the statements of operations. For share options issued under our share-based compensation plans to employees and members of our Board of Directors for their services on the Board, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating share-based compensation expense for the period. For restricted share awards issued under our share-based compensation plans, the fair value of each grant is calculated based on the fair value of our ordinary shares on the date of grant. For service-based awards, we recognize compensation expense on a straight-line basis over the requisite service period of the award. For awards subject to both performance and service-based vesting conditions, we recognize share-based compensation expense using an accelerated recognition method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Certain awards granted by us are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, defined as either a change of control or an initial public offering. As a result, no compensation cost related to share-based awards with these performance conditions has been recognized through March 31, 2015 or September 30, 2015 as we determined that a liquidity event was not probable at March 31, 2014 or 2015 or September 30, 2015. We will record the expense for these equity-awards using the accelerated attribution method over the remaining service period when management determines that achievement of the liquidity event is probable, which will occur upon the closing of this offering.

We estimate the fair value of employee share options on the date of grant using the Black-Scholes option-pricing model, which requires the use of highly subjective estimates and assumptions. Historically, as a private company, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected volatility from the historical volatility of selected publicly-traded peer companies and expect to continue to do so until we have adequate historical data regarding the volatility of our traded share price. The expected term assumption for service-based awards has been determined using the simplified method. The simplified method is based on the average of the vesting tranches and contractual life of each grant. The risk-free interest rate is based on a treasury instrument whose term is approximately equal to the expected life of the share option. We use an expected dividend rate of zero as we currently have no history or expectation of paying dividends on our ordinary shares. In addition, we have estimated expected forfeitures of share options based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees during each of the periods indicated below:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
Expected term (in years)	6.4	6.3	6.3	6.3
Risk-free interest rate	2.5%	3.1%	3.4%	2.4%
Expected volatility	53.0%	52.6%	52.6%	43.7%
Expected dividend yield	—%	—%	—%	—%
Estimated grant date fair value per share of Class B ordinary shares	$3.00	$7.20	$6.48	$10.50

The following table presents the grant dates, numbers of underlying ordinary shares and the per share exercise prices of share options granted between April 1, 2014 and September 30, 2015, along with the fair value per share utilized to calculate share-based compensation expense:

Date of Issuance	Number of shares underlying share options granted(1)	Per share exercise price of share options granted(2)	Per share fair value of ordinary share on grant date
April 2014	217,432	$6.48	$6.48
May 2014	250,000	$6.48	$6.48
August 2014	183,333	$6.48	$6.48
December 2014(3)	15,432	$6.48	$6.78
January 2015(3)	24,627	$6.48	$6.78
March 2015(4)	176,799	$6.78	$9.78
April 7, 2015(5)	125,000	$6.78	$9.78
April 28, 2015(5)	203,601	$6.78	$9.78
May 6, 2015(6)	161,344	$1.62	$9.78
May 11, 2015(5)	133,332	$6.78	$9.78
August 1, 2015(7)	708,588	$9.78	$10.98
August 18, 2015(7)	15,000	$9.78	$10.98
September 18, 2015	166,666	$10.98	$10.98

(1)	For all share options granted, the underlying shares are B ordinary shares.

(2)	The per share exercise price of share options granted represents the fair value of one ordinary share on the date of grant, as determined by our board of directors, after taking into account our most recently available contemporaneous valuations of an ordinary share as well as additional factors that may have changed since the date of such contemporaneous valuation through the date of grant.

(3)	At the time of the option grants in December 2014 and January 2015, our board of directors determined that the fair value of our ordinary shares of $6.48 per share calculated in the contemporaneous valuation as of November 30, 2013 reasonably reflected the per share fair value of an ordinary share as of the grant date. However, as described below, the fair value of our ordinary shares at the date of these grants was adjusted to $6.78 per share in connection with a retrospective fair value assessment for financial reporting purposes.

(4)	At the time of the option grants in March 2015, our board of directors determined that the fair value of our ordinary shares of $6.78 per share calculated in the retrospective valuation as of September 30, 2014 reasonably reflected the per share fair value of an ordinary share as of the grant date. However, as described below, the fair value of our ordinary shares at the date of these grants was adjusted to $9.78 per share in connection with a retrospective fair value assessment for financial reporting purposes.

(5)	At the time of the option grants in April and May 2015, our board of directors determined that the fair value of our ordinary shares of $6.78 per share calculated in the retrospective valuation as of September 30, 2014 reasonably reflected the per share fair value of an ordinary share as of the grant date. However, as described below, the fair value of our ordinary shares at the date of these grants was adjusted to $9.78 per share in connection with a retrospective fair value assessment for financial reporting purposes.

(6)	Share options granted on May 6, 2015 were issued in substitution for share options originally granted in prior fiscal years to employees of our U.K. based subsidiary under our Approved Plan. In 2015, these original share options were determined to have been issued inconsistent with the rules of the Approved Plan from which they were granted and the tax rules of the U.K. under which the plan is governed. In recognition of this, these original share options were cancelled and re-issued on May 6, 2015 with exercise prices, grant dates and vesting schedules consistent with the original share options.

(7)	At the time of the option grants in August 2015, our board of directors determined that the fair value of our ordinary shares of $9.78 per share calculated in the retrospective valuation as of March 31, 2015 reasonably reflected the per share fair value of an ordinary share as of the grant date. However, as described below, the fair value of our ordinary shares at the date of these grants was adjusted to $10.98 per share in connection with a retrospective fair value assessment for financial reporting purposes.

Determination of Fair Value of Ordinary Shares on Grant Dates

We are a private company with no active public market for our ordinary shares. Therefore, we have periodically determined the estimated per share fair value of our ordinary shares at various dates using valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. Once a public trading market for our ordinary shares has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for share options and restricted shares, as the fair value of our ordinary shares will be their trading price on the NASDAQ Global Select Market.

For financial reporting purposes, we performed ordinary share valuations, with the assistance of a third-party specialist, as of November 30, 2013, September 30, 2014, March 31, 2015 and August 31, 2015 which resulted in valuations of our ordinary shares of $6.48, $6.78, $9.78 and $10.98 per share, respectively, as of those dates. In conducting the valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including our best estimate of our business condition, prospects and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included:

•	the lack of an active public market for our ordinary shares and our convertible preferred shares;

•	the prices of shares of our convertible preferred shares that we had sold to outside investors in arm’s length transactions, and the rights, preferences and privileges of the convertible preferred shares relative to our ordinary shares;

•	our results of operations, financial position, and our ability to expand our client base and increase adoption of our solution within existing clients;

•	the material risks related to our business;

•	our business strategy;

•	the market performance of publicly traded companies in the SaaS and technology sectors, and recently completed mergers and acquisitions of companies comparable to us;

•	the likelihood of achieving a liquidity event for the holders of our ordinary shares, such as an initial public offering (IPO) or sale of the company given prevailing market conditions; and

•	any recent contemporaneous valuations of our ordinary shares prepared in accordance with methodologies outlined in the Practice Aid.

The dates of our valuations have not always coincided with the dates of our share option grants. In determining the fair value of the shares underlying options set forth in the table above, we considered, among other things, the most recent contemporaneous valuations of our ordinary shares and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included our client base expansion, increased adoption of our solution within existing clients, our operating and financial performance and current business conditions.

There are significant judgments and estimates inherent in the determination of the fair value of our ordinary shares. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO, or other liquidity event, the related company valuations associated with such events, and the determinations of the appropriate valuation methods. If we had made different assumptions, our share-based compensation expense, consolidated net loss (income) and consolidated net loss (income) per share applicable to ordinary shareholders could have been significantly different.

Ordinary Share Valuation Methodologies.    Our contemporaneous and retrospective valuations were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches.

These valuations estimated the fair value of a minority interest in our ordinary shares, determined based on our business enterprise value, or BEV. Our BEV was estimated using a combination of generally accepted approaches: the income approach using the discounted cash flow method, or DCF method, and the market approach using the guideline public company method, or GPCM. The DCF method estimates the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as the terminal value. The estimated present value is calculated using a discount rate known as the weighted-average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. The market approach considers multiples of financial metrics based on guideline public companies. These multiples are then applied to our financial metrics to derive a range of indicated values. Once calculated, the DCF method and GPCM are then weighted. Our indicated BEV was allocated to the preferred shares, ordinary shares, and share options. Estimates of the volatility of our ordinary shares were based on available information on the volatility of common stock of comparable, publicly traded companies. We applied a discount for lack of marketability to our ordinary shares based on studies of comparable company-specific adjustments along with consideration of a protective put option model.

Methods Used to Allocate Our Enterprise Value to Classes of Securities.    In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital shares to determine the fair value of our ordinary shares at each valuation date.

Our ordinary share valuations as of November 30, 2013, September 30, 2014 and March 31, 2015 were prepared utilizing the Option-Pricing Method, or OPM. Our ordinary share valuation as of August 31, 2015 was prepared utilizing the Hybrid Method.

OPM.    The OPM treats ordinary shares and convertible preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The ordinary shares are modeled as call options on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share price. Thus, ordinary shares are considered to be call options with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred share liquidation preference is paid.

The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

In the OPM, the assumed volatility factor was based on the historical trading volatility of our publicly traded peer companies. At each valuation date, a determination was made by us as to the appropriate volatility to be used, considering such factors as the expected time to a liquidity event and our stage of development.

To derive the fair value of the ordinary shares using the OPM, the proceeds to the ordinary shareholders were calculated based on the preferences and priorities of the convertible preferred shares and ordinary shares. We then applied a discount for lack of marketability to the ordinary shares to account for the lack of access to an active public market.

Hybrid Method.    The Hybrid Method is a hybrid between the probability-weighted expected return method and the OPM. In the Hybrid Method, management estimates a price range for a potential IPO and calculates the present value of each projected share price using the company’s weighted-average cost of capital. Based on management’s expected time horizon for a liquidity event and the pricing estimates for its ordinary shares, the company determined a range of present values for the value of its ordinary shares in an IPO scenario.

To derive the fair value of the ordinary shares using the Hybrid Method, the calculated values derived from the OPM method and the IPO scenarios were then weighted to arrive at the ordinary share valuation as of August 31, 2015. We then applied a discount for lack of marketability to the ordinary shares to account for the lack of access to an active public market.

The foregoing valuation methodologies are not the only methodologies available and they will not be used to value our ordinary shares once this offering is complete. We cannot make assurances as to any particular valuation for our ordinary shares. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future share prices.

JOBS Act

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation.

These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency rates, although we also have some exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and South African rand. Percentage of revenues and expenses in foreign currency is as follows:

	Year Ended March 31,		Six months ended September 30, 2015
	2014	2015
Revenues generated in locations outside the United States	66%	62%	59%
Revenues in currencies other than the U.S. dollar	65%	61%	57%
Expenses in currencies other than the U.S. dollar	61%	62%	57%

Percentage of revenues and expenses denominated in foreign currency for the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015:

	Year Ended March 31, 2014
	Revenues	Expenses
British pound	42%	50%
South African rand	21	9
Other currencies	2	2

Total	65%	61%

	Year Ended March 31, 2015
	Revenues	Expenses
British pound	40%	50%
South African rand	19	10
Other currencies	2	2

Total	61%	62%

	Six months ended September 30, 2015
	Revenues	Expenses
British pound	38%	46%
South African rand	17%	7%
Other currencies	2%	4%

Total	57%	57%

As of March 31, 2014 and 2015 and September 30, 2015, we had $15.9 million, $16.5 million and $16.7 million, respectively, of receivables denominated in currencies other than the U.S. dollar. We also maintain cash accounts denominated in currencies other than the local currency, which exposes us to foreign exchange rate movements. As of March 31, 2014 and 2015 and September 30, 2015, we had $14.6 million, $17.1 million and $17.7 million, respectively, of cash denominated in currencies other than the U.S. dollar. As of March 31, 2014, cash denominated in British pounds and South African rand was $10.4 million and $3.4 million, respectively. As of March 31, 2015, cash denominated in British pounds and South African rand was $13.7 million and $2.4 million, respectively. As of September 30, 2015, cash denominated in British pounds and South African rand was $14.3 million and $2.6 million, respectively.

In addition, although our foreign subsidiaries have intercompany accounts that are eliminated upon consolidation, these accounts expose us to foreign currency exchange rate fluctuations. Exchange rate fluctuations on short-term intercompany accounts are recorded in our consolidated statements of operations under “foreign exchange (expense) income.”

Currently, our largest foreign currency exposures are the British pound and South African rand. Relative to foreign currency exposures existing at March 31, 2014, significant movements in foreign currency exchange rates would expose us to significant losses in earnings or cash flows or significantly diminish the fair value of our foreign currency financial instruments. For the year ended March 31, 2014, we estimate that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenues by $5.7 million, decreased expenses by $6.0 million and increased operating income by $0.3 million. For the year ended March 31, 2015, we estimate that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenues by $7.1 million, decreased expenses by $7.5 million and increased operating income by $0.4 million. For the six months ended September 30, 2015, we estimate that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenue by $3.9 million, decreased expenses by $3.6 million and decreased operating income by $0.3 million. The estimates used assume that all currencies move in the same direction at the same time and the ratio of non-U.S. dollar denominated revenue and expenses to U.S. dollar denominated revenue and expenses does not change from current levels. Since a portion of our revenue is deferred revenue that is recorded at different foreign currency exchange rates, the impact to revenue of a change in foreign currency exchange rates is recognized over time, and the impact to expenses is more immediate, as expenses are recognized at the current foreign currency exchange rate in effect at the time the expense is incurred. All of the potential changes noted above are based on sensitivity analyses performed on our financial results as of March 31, 2014 and 2015 and September 30, 2015.

Inflation Risk

Inflationary factors, such as increases in our operating expenses, may adversely affect our results of operations, as our customers typically purchase services from us on a subscription basis over a period of time. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, an increase in the rate of inflation in the future may have an adverse effect on our levels of operating expenses as a percentage of revenue if we are unable to increase the prices for our subscription-based services to keep pace with these increased expenses.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. Our investments primarily consist of money market funds. As of March 31, 2015 and September 30, 2015, we had cash and cash equivalents of $32.9 million and $34.1 million, respectively. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we believe only dramatic fluctuations in interest rates would have a material effect on our investments. We do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. As such we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

As of March 31, 2015 and September 30, 2015, we had an outstanding balance of $12.4 million and $10.0 million, respectively, aggregate principal amount on our term loans, which have a fixed interest rate of 4.5%. Since these instruments bear interest at fixed rates, we have no financial statement risk associated with changes in interest rates. However, the fair value of these instruments fluctuates as interest rate changes.

A LETTER FROM OUR FOUNDERS

It is difficult to imagine work without email. Email has become such an essential part of our working lives that it is easy to take it for granted. Email is synonymous with communication, but it is capable of so much more. While email today has far surpassed being just a conversation tool, there is a great deal more innovation to come from companies like ours as email technology continues to transform itself throughout the cloud era.

We started Mimecast because we believed that the cloud would become the ideal platform for email, and because we saw that email needed help and protection as it grew more popular. Because of the important role email plays in work, and the treasure trove of data it holds, email is a magnet for cyber criminals and is under constant and evolving attack. Plus, growing compliance obligations mean email and its data must be stored safely, even as data volumes balloon. Finally, because we rely so much on it, any length of downtime is disruptive. Email must work all day, every day.

So, our founding mission was to build a secure cloud infrastructure and services to make email safer for business. Twelve years later we have built our own proprietary cloud architecture and operating system called Mime | OS that makes it possible for us to scale effectively and deliver elegant, fully integrated services that can meet the needs of thousands of organizations.

Today, we are proud that approximately 15,200 organizations and millions of their employees from around the world have entrusted their email and data to us. They use Mimecast to improve the security, reliability and archiving capabilities of their own email servers or primary cloud email service. We take our responsibility to protect their email and the petabytes of business information this includes very seriously.

But there is more potential to unlock. Email has gone from being just a communication platform to probably the greatest single repository of corporate knowledge any organization holds. Almost all corporate activity, discussion or ideas touch email at some point, so we also help customers to mine the archive data we hold for them to uncover the richness of knowledge and insight it contains. While our mission remains to make email safer, we also work hard to make it better for business too.

We now find ourselves at another important milestone in the history of our business as we become a publicly-traded company. We have come a very long way and we’d like to thank our customers, partners, investors and employees (past and present) for their commitment to our mission. Now, we would like to also welcome new investors. To you all, we’d like to say a personal “Thank you” for playing an important part in our story.

Best wishes

Peter Bauer (chief executive officer and co-founder)

Neil Murray (chief technology officer and co-founder)

BUSINESS

Overview

We are a leading provider of next generation cloud security and risk management services for corporate information and email. Our fully-integrated suite of proprietary cloud services protects customers of all sizes from the significant business and data security risks to which their email system exposes them. We protect customers from today’s rapidly changing threat landscape where email has become a powerful attack vector and data leak concern. We also mitigate the significant business disruption that email failure or downtime causes. In addition, our archiving services secure, store and manage critical corporate communications and information to address growing compliance and e-discovery requirements and enable customers to use this increasing archive of information to improve employee productivity.

Email is a critical tool for organizations of all sizes. Protecting and managing email has become more complicated due to expanding security and compliance requirements and the rapid increase in both the volume and the importance of the information transmitted via email. Organizations are increasingly at risk from security breaches of sensitive data as sophisticated email-based attacks or data leaks have become more common. Additionally, organizations are not just using email for communication, they are also increasing their use of email archives as an active repository of vital corporate information needed to meet compliance requirements and support employee productivity. As a result, email represents one of the highest concentrations of business risk that organizations may face.

Traditional approaches to addressing these risks have left customers managing disparate point products from multiple vendors that are often hard to use, costly to manage, difficult to scale, can fail to fully address today’s increasing and rapidly changing threats, and limit the use of corporate information to enhance productivity. These approaches also suffer from inefficient over-provisioning because of the need to resource for occasional peak demand. The resulting infrastructure complexity caused by disparate products and legacy architectures also makes it difficult to move more IT workloads to the cloud, which continues to be an increasing priority of organizations of all sizes.

We developed our proprietary cloud architecture to offer customers comprehensive email security, continuity and archiving capabilities in a single service that makes it easier for them to protect themselves effectively in a worsening and rapidly changing security and risk environment. Providing a fully-integrated service also simplifies ongoing management and service deployment. Customers can then decommission the often costly and complex point products and on-premises technology they have traditionally used to tackle these risks. We also make it easier for customers to move more of their IT workloads to the cloud.

We serve approximately 15,200 customers and protect millions of their employees across the world. Our service scales effectively to meet the needs of customers of all sizes and we have optimized our sales organization and channel to address each segment effectively. We have more than 600 employees in nine offices in the United States, the United Kingdom, Australia and South Africa. For the fiscal years ended March 31, 2013, 2014 and 2015, our revenues were $66.8 million, $88.3 million and $116.1 million, respectively, representing year-over-year growth of 32% for 2014 and 31% for 2015. Revenue growth on a constant currency basis was 37% and 33% for the fiscal years ended March 31, 2014 and 2015, respectively. For the six months ended September 30, 2014 and 2015, our revenues were $55.5 million and $67.8 million, respectively, representing year-over-year growth for the period of 22%. Growth for this period was 30% on a constant currency basis. Our net losses were $14.3 million and $16.9 million in the fiscal years ended March 31, 2013 and 2014, respectively, and our net income was $0.3 million in the fiscal year ended March 31, 2015. Our net loss for the six months ended September 30, 2015 was $0.1 million.

Industry Background

Email is a critical tool for organizations of all sizes. Email also captures a comprehensive history of corporate activity, knowledge and data vital for day-to-day business operations and employee productivity, the full potential of which is only beginning to be realized. Consequently, email needs protection and the technology needed to do this has extended well beyond the mailbox itself to include additional security, continuity and archiving services, all of which have typically been offered by separate vendors with different approaches.

Email is Critical to all Organizations

Email continues to be the primary way organizations exchange information and communicate externally and internally. According to a 2015 report by The Radicati Group, employees spend 2.38 hours of their work day on email. They also predict that the number of business emails sent each day worldwide will grow from 112.5 billion in 2015 to 128.8 billion in 2019, and the number of business email users will grow from 922 million to over 1 billion in the same period. Every customer segment and region will experience growth.

Email is also a productivity tool highly valued by employees as evidenced by a December 2014 survey by Pew Research where corporate internet users ranked email as more important than any other communication tool, including the internet itself.

In addition, many other critical IT systems depend on email to operate effectively. For example, sales, customer relationship management, human resources, finance and marketing systems typically rely on email for workflow management, important notifications and other functions, making email continuity and disaster recovery technologies particularly vital to the overall operations of an organization.

The Amount of Critical and Sensitive Data in Email Archives is Growing Rapidly

The Radicati Group report also predicts that the average email storage per business user will grow by 65% in the next four years. The value of this archive of sensitive corporate data contained in email grows with every email or file exchanged. Traditionally, protecting and storing this archive has been a priority for compliance or risk officers, but the email archive is increasingly being used by employees as their primary repository to save and access important information. A 2014 report by Gartner estimates that by 2019, 75% of organizations will treat archive data, including email, as an active data source and not simply as a separate repository to be viewed or searched periodically, up from less than 10% today.

Actively managing these dramatically expanding email archives with traditional on-premises storage technology is costly, so organizations are turning to cloud-based services to meet their archiving needs. A 2014 report by Gartner states that archiving as a service (a.k.a. cloud archiving) has rapidly surpassed on-premises archiving as the preferred deployment model for most organizations. Gartner sees that 60% to 70% of new or replacement email archiving implementations as being cloud-based. Moreover, organizations are increasingly requiring more powerful capabilities to search their email archive in support of e-discovery and employee productivity. 46% of respondents to Forrester’s 2013 Foresights Security Survey of enterprise IT architects, and other IT decision makers, stated e-discovery was a high or critical priority over the next year.

Email is a Primary Security Target for Advanced Cyber-Attacks

In recent years, there has been an increase in the number of high profile security breaches and data leaks. Well organized and funded, including state-backed, hackers and cyber-criminals are targeting organizations to disrupt their operations, steal sensitive corporate data and gain access to valuable intellectual property. Email is often the primary target for these external attacks as well as the source of damaging data leaks from insiders, whether accidental or malicious. According to the monitoring service breachlevelindex.com, there have been over three billion reported lost data records since 2013 globally.

Spear-phishing attacks, which involve sending authentic looking emails designed to trick the recipient into sharing sensitive data or clicking on a malicious link leading to a malware infection, have become a widespread and an effective attack technique against organizations of all sizes. Many of the highest profile data breaches have been the result of phishing attacks, including the Home Depot breach in 2014, the Target attack in 2013 and the RSA attack in 2011. These attacks are not limited to large enterprises. In 2015, Endurance International reported that 71% of small businesses have been the victim of phishing attacks.

In addition to advanced and targeted threats, spam and other email-based cyber scams remain a significant problem for organizations, especially as the volume of emails continues to increase. A 2015 report by Kaspersky stated that spam represented 67% of all email flows in 2014.

As a result of the widespread impact of phishing attacks, the disruption of spam and the magnitude of recent data breaches, organizations are elevating the priority of IT security projects.

Data Protection, Cybersecurity and Data Privacy are Key Compliance and Regulatory Concerns for all Organizations

Governments, regulators and industry groups globally continue to enact or amend legislation and standards regarding data protection, cybersecurity and data privacy. Examples of such laws in the United States include the Health Insurance Portability and Accountability Act of 1996 (HIPAA), the Graham-Leach-Bliley Act of 1999 (GLBA) and the Sarbanes-Oxley Act of 2002. Countries in Europe have each adopted their own laws under the Data Protection Directive adopted in 1995, which is expected to be superseded in the next two years by a single law under the European Data Protection Regulation. These laws place growing obligations on organizations of all sizes, particularly those in regulated industries, to store, protect, process, share and transmit data safely, or risk significant sanctions as well as the threat of civil litigation. In addition, email communications, and the data they contain, may need to be produced as evidence in litigation or may be necessary to address legal, regulatory or internal queries that may arise in the future. This makes secure email archiving and the ability to access and search data an increasingly critical requirement.

Restrictions IT Teams Put on Email Create New Security Risks

As employees seek to become more productive, exchange files and collaborate, email usage and archive sizes continue to grow, placing greater demands on email resources. Meanwhile, IT teams are under pressure to reduce storage costs and improve infrastructure performance, and this often leads them to take steps to limit unfettered usage of email. This can include blocking large file sending to avoid choking network traffic and putting a file size limit on inboxes to reduce storage infrastructure, which makes it difficult for employees to use the email archive as their primary communication and file store. The frustration this creates can cause employees to seek solutions outside the secure corporate network, such as Dropbox and other web-based file sharing sites, increasing the risk of data leakage and making it difficult for the compliance department to monitor data traffic within and outside the organization.

Email Downtime is Disruptive to Employee Productivity

Given the critical nature of email for business communication and the importance of the information archive, email outages have become increasingly disruptive and costly because of the resulting impact on employee productivity. Employees are accustomed to being “always on” and accessing their email and data from mobile phones, tablets and other handheld devices, in addition to desktop devices. According to a report by Osterman Research, email systems experience a 53-minute mean of unplanned downtime each month, or 10.6 hours each year. Osterman estimates that employees become 25% less productive when their email system is down. This impact is not only felt in an outage, since organizations also must plan for regular maintenance and schedule downtime usually after hours at higher cost given overtime wages.

IT Workloads, Including Business Productivity Tools, are Moving to the Cloud

Organizations of all sizes are adopting cloud-based technologies to reduce the cost and complexity of their IT infrastructure and increase performance and flexibility. Gartner reports that 75% of organizations use public cloud services today, although sparingly, and 78% plan to increase their investment in cloud services in the next three years. 91% of organizations across all industries plan to use external providers to help with cloud adoption. IT spending on public cloud infrastructure as a service (IaaS), platform as a service (PaaS), software as a service (SaaS) and business process as a service (BPaaS) is growing at a five-year compound annual growth rate of 18% through 2018, more than six times the growth rate of IT spending generally — 2.7% — over the same time period. This trend is a continuation of the disruptive shift that is seen elsewhere in the application market as a number of high growth SaaS vendors like Salesforce.com, NetSuite, ServiceNow and Workday continue to attract critical IT workloads from on-premises technologies to the cloud. Leading cloud infrastructure vendors such as Amazon Web Services and Microsoft Azure are also seeing significant growth as organizations of all sizes adopt their offerings.

As organizations consider which workloads to move to the cloud, IT teams are looking beyond moving infrastructure and looking to shift traditional productivity tools to Microsoft’s Office 365 or Google Apps for Work. Gartner states that “the proportion of business users provisioned, in whole or in part, with office system capabilities from the cloud will grow from approximately 15% in 2015 to 60%, or approximately 700 million users by 2022.”

Business Email Mailboxes are Moving to the Cloud, but this Creates New Risks to Mitigate

While business email continues to grow, the number of on-premises mailboxes will decline as organizations put them into the cloud. Organizations that move their primary email service to Office 365 or Google face significant risks from their single vendor exposure as they depend on one company for a reliable service, comprehensive threat protection and guaranteed data integrity.

These risks will only increase as services like Office 365 become more popular over time. With more organizations relying on the same hosting infrastructure, any outage or downtime can cause severe industry-wide disruption. Also attacking Office 365 or Google is increasingly attractive for cyber criminals because they know they only have to find a way to attack the single security stack used by these hosting providers to access multiple targets. This is easier and more efficient than targeting organizations one at a time.

As a result, most organizations prefer to have third-party security, continuity and archiving providers in place to reduce their risk posture and provide additional layers of redundancy and enhanced service quality. As organizations adopt cloud infrastructure services, they have also increased spending on securing these workloads with cloud-based security products.

Traditional Email Security, Continuity and Archiving Alternatives can be Inadequate and do not Address Increasing Customer Requirements and Protect Against Next Generation Security Threats

As the threat landscape becomes more dynamic and complex, and customers want to put more critical IT workloads into the cloud, we believe the point products and traditional architectures that address email security, continuity and archiving will not be able to adequately address increasing customer requirements.

Point Products are Inflexible and only Address Part of the Problem

To address their security, continuity and archiving needs, many organizations have deployed a complex array of disparate or point products on-premises, or cloud-based versions hosted by the vendor.

These technologies are typically from multiple vendors, sometimes developed in-house or use features that shipped with the mail server and only address narrow uses and problems. They can be difficult to integrate, inflexible, unreliable, complex and expensive to manage, particularly as email and data volumes grow. The growing complexity associated with broader IT risks and the escalation of security threats requires a solution that is integrated and agile, and increasingly cloud-based as organizations move more IT workloads there. As a result, organizations who rely on traditional point products will struggle to adapt their infrastructure cost-effectively for today’s email requirements.

Traditional On-Premises or Hosted Architectures have Performance Limitations and are Expensive

Existing technologies, whether on-premises or hosted, are typically built on a single-tenant architecture, which requires extra provisioning to plan for occasional peak volumes and unplanned circumstances for each customer. This approach is inefficient and expensive as it requires a higher minimum investment for each implementation than a native cloud approach that utilizes pooled provisioning across multiple tenants. Hosted “cloud” versions of an on-premises approach rely on the same single-tenant IT architecture as the on-premises version that limits scalability, is inflexible, hard to update rapidly and more expensive to deploy and manage.

Large enterprises that have invested heavily in traditional on-premises technology to address their mounting email risks are increasingly finding themselves exposed as these systems are not adequate or agile enough to adapt to the evolving threat landscape. Smaller and mid-market organizations are also at risk and often more vulnerable as they lack the same level of IT resources or budgets to counter these threats with many having purchased limited security technology. In a recent survey by Endurance, only 42% of small business owners had recently invested resources into any form of security protection, which may not be sufficient given the hostile threat landscape.

Organizations Need a New Approach to Email Security and Management

The limitations of traditional technologies mean customers need to rethink their approach to protecting email and corporate information. They need to mitigate the risks they face from email, and want to reduce the cost and complexity, and move more of their workloads to the cloud.

Meeting this growing customer demand requires an email and data security cloud service that meets the following requirements:

•	Integrated Offering. By bringing multiple requirements into one unified service, the next-generation email service would help the organization reduce the complexity and cost of managing point technologies from disparate vendors and bring additional benefits from new capabilities made possible due to unification.

•	Strong Technology. As organizations substitute specialized products provided by different vendors with a unified email service, it is imperative that the individual products are as good, or better, than those being replaced. Organizations are not willing to compromise on performance or security at a product level.

•	Native Cloud. As organizations shift workloads to the cloud, and move away from retaining on-premises or single tenant hosted cloud infrastructure, today’s email security and information management technology must be natively cloud-based eliminating the need for local software and hardware, virtual machines and device hosting.

•	Built for Scale. As email traffic and data storage continues to increase dramatically, the risk of threats escalates and the need for real-time, on-demand email access becomes more prominent, organizations cannot compromise on email performance and availability. The ideal solution must be easily scalable to match customer demand and be able to handle large volumes.

•	Easy to Deploy and Manage. A cloud platform should simplify the process of service updates, new product deployments and on-boarding. System improvements should also be handled centrally, reducing this burden for the customers’ own IT team. A unified service also means it should be managed from a single administration console.

•	Adaptable to Customer Needs. With the rapidly shifting threat landscape and other IT requirements, customer email needs are continuously evolving, and it is important that email and information management solutions adapt quickly to help organizations keep pace with changing risks and enhance productivity.

•	Lower Total Cost of Ownership. The new approach for corporate email security, continuity and archiving should solve the current problems of integration, performance and scalability while simplifying the IT email infrastructure, reducing the initial capital outlay, recurring maintenance costs and the growing storage costs that many companies face as their volumes scale.

Our Market Opportunity

The growing need of organizations to mitigate the risks of email and data security, continuity and archiving has already established a significant industry beyond the mail server. According to 451 Research, an information technology research company, there were approximately 194 million active mobile email users alone worldwide in businesses with 10 - 499 employees in 2015. 451 Research projects this number to increase to 311 million by 2019, representing a compound annual growth rate of 12.5%. In addition, according to the U.S. Small Business Administration, there are approximately 5.7 million organizations employing 113.4 million employees in the United States. Among them, there are over 570,000 small and mid-size organizations, which are defined as those organizations employing 20 to 4,999 employees, that together have approximately 55 million employees. Based on recent Gartner reports, combined spending in markets catering to enterprise information and email security, continuity and archiving, which include Secure Email Gateway, Backup and Recovery Software, E-Discovery Software and Data Loss Prevention, was $9.4 billion in 2014 and will grow to $11.6 billion in 2017. We believe there is a considerable need for a comprehensive integrated cloud solution that can address the needs of customers in these markets.

Our immediate opportunity is to replace incumbent email security, continuity and archiving vendors. As we extend our products into adjacent areas, we anticipate this will open up additional opportunities beyond this to take further market share in a wider range of enterprise security and data management markets. We also expect to benefit from the growing popularity of cloud email services, specifically Office 365 and Google, and the customer need for complementary security, archiving, back-up and continuity services.

Our Solution

Our fully-integrated suite of cloud services for security, continuity and archiving is designed to protect email and deliver comprehensive email risk management beyond the primary mail server. We protect customers from the growing threat to email and the corporate data it contains from malware, spam, data leaks and advanced threats like spear-phishing. We also help organizations securely and cost effectively archive their growing email and file repositories to support employee productivity, compliance and e-discovery. Our continuity services ensure email and corporate information remain available in the event of a primary system failure or scheduled maintenance downtime.

Our customers benefit from:

•	Comprehensive Email and Data Risk Management in a Single, Unified Cloud Service. Our services integrate a range of technologies into a comprehensive service that would otherwise require an array of individual devices or services from multiple vendors. We enable customers to decommission these technologies, reduce the cost and complexity of their infrastructure, redeploy IT resources, and improve the security and risk management of their corporate email environment.

•	Best-of-Breed Security, Continuity and Archiving Services. We believe our customers should not have to compromise on the quality of their email security, continuity or archiving services in order to benefit from integration. Our strategy is to develop best-of-breed capabilities within our integrated service to compete successfully with industry-leading point products in three critical areas:

•	Email and Data Security: We protect customers from a comprehensive range of email and data related threats that include, but are not limited to, spam, viruses, phishing and spear phishing, identity theft, advanced persistent threats, malicious attachments, known and unknown malware, outbound spam outbreaks and malicious inbound URLs. We combine our proprietary cloud-based scanning, detection and real-time intelligence gathering technologies with third-party threat data and malware libraries to deliver comprehensive and overlapping protection reflective of a best-of-breed security service.

•	Email Service Continuity: Our continuity service enables customers to send, receive and view emails and calendars during email gateway failures or planned maintenance downtime, without the need to build or host their own replicated email environment. Our service has immediate fail-over and fail-back capabilities, and is fully-integrated into Microsoft Outlook. Employees can continue to access their email and data using their preferred mobile, tablet or desktop device, or via our web-based portal, so there is limited interruption to how they normally operate.

•	Data Archiving: We enable organizations to archive rapidly growing volumes of email and associated data safely and centrally in the cloud to support their need to archive data cost effectively to meet long term storage, compliance, governance, risk mitigation and regulatory obligations. We also provide powerful search tools that can increase employee productivity, and enable them to utilize their archive as a live file store. Key features of our service include, unlimited and perpetual legal hold, discovery and early legal case assessment, onsite and cloud-linked retention management, administrator and employee-led retention controls, onsite and metadata synchronization and record destruction policies and services.

•	Web Scale Performance for Organizations of All Sizes. Our cloud service is built to address the most demanding scale, performance and availability requirements of large enterprises but delivers this as a subscription-based cloud service that puts these capabilities within the reach of small and mid-market organizations too. Our data centers process approximately 180 million emails per day, and store over 100 billion emails and approximately 15 petabytes of customer data. We achieve demanding continuity service commitments with data centers that are replicated in each geography and operate in active-active mode enabling fast failover and fail-back as required.

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Compelling Return on Investment. Our unified, cloud-based service enables our customers to decommission a range of legacy and disparate technologies that support their email server and recover this cost. We utilize cost-efficient commodity hardware, and share a single instance of the operating software as well as storage and processing hardware securely across the whole customer base within each data center, allowing us to deliver cloud-scale economic and performance benefits to our customers. Customers also benefit from the continuous improvement of our service without the need to pay for service packs or updates. Our service bundles and subscription-based pricing also enable customers to pay per employee and select their desired services making costs easy to predict and affordable.

•	Easy to Deploy and Manage. Our service is designed to be easier to deploy than alternative technologies. Customers simply route their email traffic through our cloud and can be up and running in a matter of days and sometimes less. We then enable our customers to add or delete new services and employees, and manage all security and other policies centrally via a single web-based administration console that significantly simplifies the ongoing management of their email and data environment.

•	Highly Agile and Adaptable Service. We are continually improving our cloud architecture and services. Our common code base and multi-tenant cloud architecture enables us to perform maintenance updates and add new features or products by updating our core code base once. Continuous service development and multi-tenant rapid deployment also means we can keep pace with emerging threats to protect and respond quickly to changing customer needs.

•	An Easier Move of Additional Critical Workloads to the Cloud. For those customers that want to put more workloads into the cloud, our technology facilitates the migration of email in particular by removing the complexity that has stalled many customers to date. Our interoperability with cloud-based email servers, such as Office 365, makes this easier to achieve and helps to mitigate remaining concerns about the single-vendor security, data integrity and continuity risk of such a move. Our data ingestion services also allow customers to bring legacy data into their new cloud archive to ensure it is a complete record of current and historic data.

Our Growth Strategy

We will continue to invest in extending our leadership in cloud security and risk management services, and as more organizations move IT workloads such as email to the cloud, we believe we are well positioned to continue capitalizing on this growing opportunity globally.

Our growth strategy is focused on the following:

•	Grow Revenue From Our Existing Customer Base. We serve approximately 15,200 customers of all sizes. We provide a high level of service that results in our customers staying with us year over year. This large and loyal customer base provides us with the opportunity to sell additional services and add more employees to their subscriptions. As a result, we have achieved a revenue retention rate of 107% and 108% for the fiscal year ended March 31, 2015 and the twelve month period ended September 30, 2015, respectively. As of September 30, 2015, 28% of our customers subscribed to one of our services, 18% of our customers subscribed to two of our services, 33% of our customers subscribed to three of our services, and 21% of our customers subscribed to four or more of our services. As of September 30, 2015, approximately 14,400 of our customers subscribed to our Email Security service, approximately 10,300 subscribed to our Mailbox Continuity service, and approximately 8,600 subscribed to our Enterprise Information Archiving service. As a result, we believe we have significant upsell potential in our existing customer base with current and new services. We intend to continue proactively broadening our reach with our existing customers and sell additional services.

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Acquire New Customers. We have built our global cloud architecture to offer best-of-breed capabilities and to be highly scalable and affordable for organizations of any size, ranging from small and mid-market customers to the largest global enterprises. Moreover, we offer our security, continuity and archiving email services as bundles and in a modular fashion, enabling us to win new customers by addressing a variety of initial needs and use cases that we expand over time as we cross sell other offerings. We will continue to invest in a direct sales force combined with a focused channel strategy designed to serve the various requirements of small, mid-market and large enterprises and to bring new customers onto our cloud architecture.

•	Actively Invest in Our Channel Partner Network. The majority of our sales are through a reseller channel designed specifically to meet the requirements of each of our target customer segments. In the large enterprise market, we are building on existing relationships with leading systems integrators such as Hewlett Packard, Dimension Data and Avanade. In small and mid-market organizations, we are extending our network of leading IT resellers like Softcat, SHI and Softchoice. We expect to expand our channel strategy over time to incorporate additional security or cloud specialists, as well as resellers focusing on supporting customers with the transition to Office 365. We intend to further invest in our network of channel partners to further extend our global sales, service and support capabilities.

•	Develop Our Technology and Release New Services. We regularly update and improve our software and architecture and seamlessly deploy these updates to our customers. In the fiscal year ended March 31, 2015, we launched two new revenue-generating services. We will continue to build on our current capabilities and exploit additional opportunities in adjacent areas to those we serve today. This will extend the value our customers can gain from our architecture and enable them to consolidate additional email and data services to our integrated cloud service working seamlessly with Microsoft Exchange, Office 365 and Google Apps for Work.

•	Continue to Expand Our Geographic Presence. We were founded outside the United States and, consequently, 62% and 59% of our sales in fiscal year 2015 and the six months ended September 30, 2015, respectively, were derived from non-U.S. locations. Revenue from the United States grew at 47% and 41% from the fiscal year ended March 31, 2014 to the fiscal year ended March 31, 2015, and from the six months ended September 30, 2014 to the six months ended September 30, 2015, respectively, and we view this as our most significant growth market. Since founding our U.S. business in 2008, we have established a successful direct sales, channel and service infrastructure to exploit this opportunity. We have also established a presence in Australia and expect expansion in that geography as our data centers there are now operational. We plan to investigate additional international expansion from our regional bases in the United States (for North America), the United Kingdom (for Europe), South Africa (for Africa and the Middle East) and Australia (for Asia-Pacific).

•	Target Organizations Moving Workloads to the Cloud. Given the compelling cost benefits and improved agility of cloud-based solutions, organizations are increasingly moving critical workloads to the cloud. As these IT workloads move to the cloud, we believe we are well-positioned to take advantage of growth opportunities that exist from augmenting services, including Office 365 and Google Apps for Work.

Our Technology

We have developed a native cloud architecture, including our own proprietary SaaS operating system and customer-facing services, to address the specific risks and functional limitations of business email and data. Our innovative cloud-based approach requires no on-premises or hosted appliances. We believe we are one of only a few cloud architects that have fully committed to native cloud development.

We have a proven record of performing successfully at considerable scale and addressing rapidly growing customer demands. We process approximately 180 million emails per day with over 100 billion under management. We archive approximately 15 petabytes of customer data and add more than 150 terabytes of customer data per month and employee queries of their Mimecast email archive have grown from approximately 500,000 to over 900,000 per week in just one year.

We are able to provision customer email flows and onboard massive amounts of email data from legacy archives rapidly and efficiently. This drives customer adoption and makes the cloud transition easier than our customers typically expect. Once a customer is live on our service, adding new products to their subscription only requires activating it from within their single administration console. This can be done with as little as one click and the new service is available across their business.

Our Proprietary Native Cloud Architecture—Mime | OS

We developed a proprietary operating system called Mime | OS for native cloud services. Mime | OS enables secure multi-tenancy and takes advantage of the cost and performance benefits of using industry-standard hardware and resource sharing specifically for the secure management of email and data. This enables us to provision efficiently and securely across our customer base, minimizing the impact of spare or over-provisioned processing and storage capacity, reducing the cost of providing our services.

Mime | OS utilizes a common code base to control the hardware, and the storage, indexing, processing, services, administrator and user interface layers of our cloud environment. It has been specifically designed to enable us to scale our storage, processing and services to meet large enterprise-level email and data demands, while retaining the cost and performance benefits of a native cloud environment.

Mime | OS also streamlines our customer application development and enables strong integration across our services. All of our customer applications or services, use Mime | OS to interact with our single data stores and processing technology, as well as interoperate effectively with each other.

As set forth below, Mime | OS is our proprietary operating system that controls the interface, services, processing, indexing and storage layers of Mimecast’s cloud architecture.

The Mimecast Cloud Architecture

Continuous Development Methodology and Multi-Tenancy Advantage

As we enhance and expand our technology, we can update services centrally with little or no intervention required by the customer as everyone shares the same core operating and application software. Improvements, upgrades, new products or patches are applied once and are available immediately across our whole service to customers. It also means we have only one, up-to-date version of our service to maintain and support, as well as a single, common data store for all customers that simplifies management, support and product development.

Our services already process and manage large volumes of customer data and this is growing daily. Our commitment to continual improvement in Mime | OS, our customer applications and hardware infrastructure mean we are constantly strengthening the performance of our service as we scale. These improvements include faster archive search times and data ingestion, greater storage density, improved processing and extended security coverage. Each week, we roll out updates and enhancements centrally that benefit our customers without the need for additional infrastructure investment on their part. Additionally, when new threats emerge, we act once by making changes to our service and all customers benefit immediately. We can also identify and act on threats to one customer and quickly prevent them from impacting others by changing our core system.

How Our Services Work

Mimecast Email Security

We protect inbound and outbound email from malware, spam, advanced persistent threats, email DoS and DDoS, data leaks and other security threats.

Inbound email is directed through Mimecast Email Security, which performs comprehensive security checks before the email is delivered to the customer’s infrastructure, e.g. Exchange, Office 365 or Google. This prevents unwanted email even reaching the customer in the first place and cluttering their infrastructure unlike on-premises services from competitors. Each day, we monitor approximately 375 million messages delivering, on average, less than 50% to the customer.

Outbound email sent from the customer also passes through us and is checked before being sent on to prevent it from presenting a security threat to the recipient. Outbound email can also be encrypted, and scanned by our comprehensive content controls to prevent confidential documents or data leaving the business. Data leak prevention is a key consideration for all organizations.

Mimecast Mailbox Continuity

Email is a 24x7 tool and, traditionally, customers who want to ensure their email does not experience downtime as a result of an inevitable outage or maintenance have had to replicate their own infrastructure in a second location, doubling their email-related costs. The cost and management burden of doing this is prohibitive for many, particularly small or mid-market organizations.

We are a cost effective alternative as there is no need for additional infrastructure. As all customer outbound and inbound email is coming through us anyway, when the customer’s primary email service fails, our Mimecast Mailbox Continuity service takes over the delivery and sending of email in real time or at the request of the administrator, offering immediate fail-over and fail-back. When the primary service is re-established, the customer is reassured that there has been no loss of data and that the archive is maintained. For employees the process is virtually invisible—they continue to work as before in their Microsoft Outlook desktop email client, their Mimecast mobile app or their Mac Desktop App.

Mimecast Enterprise Information Archiving

Email, and the data it contains, needs to be safely archived to meet growing compliance, regulatory and legal obligations. Also, employees are increasingly using their email archive as their primary information store so this is further reason to ensure it is protected and archived effectively.

As email, file attachments, and associated critical metadata that identifies activity is sent or received, it can be saved in a secure, tamper-proof archive in the single Mimecast cloud automatically and indefinitely. Our employee mobile and desktop search tools, and administration console, then allow for detailed investigation of the archive. We also enable customers with legacy archive data to put this into their single Mimecast archive, which improves adherence to data compliance obligations and gives employees access to a complete historical view of their archive.

Our Mimecast Enterprise Information Archiving service offers secure lifetime storage of email, files and instant messaging conversations paid for on a per-employee not data basis. Expensive and ineffective onsite archives can be decommissioned, reducing the data load on the primary email service too. Our search tools make it easy for legal staff and employees themselves to quickly find data without the need to turn to the IT team. Finally, our archive can also include legacy data that would otherwise be held in additional storage. This can be ingested over-the-wire or via physical drives sent encrypted from the customer to us.

Our Global Data Center Network

We have built a network of ten data centers in five locations around the world to deliver our services. This gives customers geographic and jurisdictional control over data location, which enables them to address data privacy concerns. Each region operates two identical data centers that function in active-active mode in different locations, and have N+1 set-ups to meet our continuity of service commitments. Because of this redundancy, we are able to switch operations from one data center to another to maintain our customers’ email and data services. We have developed a modular approach to provisioning a new data center and can transition amongst data centers as needed in existing or new geographies.

Mimecast’s ten co-located data centers, which are illustrated below, are replicated and operate in active-active mode to allow for continuity of service in the event of downtime or maintenance.

Our Services

Our cloud security, continuity and archiving services protect email and data, giving customers comprehensive email risk management in a single, fully-integrated subscription service.

Mimecast Email Security protects against malware, spam, advanced phishing and other emerging attacks, while also preventing data leaks. Mimecast Mailbox Continuity ensures employees can continue using email during unexpected and planned outages such as system maintenance. Mimecast Enterprise Information Archiving unifies email, file and Lync Instant Messaging data to support e-discovery, and gives employees fast access to their personal archive via PC, Mac and mobile apps.

Mimecast Email Security

Email security is a critical defense against hackers seeking to capture and exploit valuable corporate information and disrupt business operations. Our Mimecast Email Security service provides comprehensive email security. It prevents spam, viruses, advanced threats, bulk mail and defined content from reaching inboxes, and protects the security and integrity of outbound email communications. It gives administrators granular security and content policy control for all inbound and outbound email traffic to prevent risks including data leaks. Integration into Outlook and mobile apps provides employees the freedom to be self-sufficient and have the ability to manage their quarantines.

Customers can also purchase the following additional services as part of our Mimecast Email Security offering:

•	Targeted Threat Protection: Highly sophisticated targeted attacks, including spear-phishing, are using email to successfully infiltrate organizations, exploit users and steal valuable IP and customer data. Mimecast Targeted Threat Protection extends traditional gateway security to protect organizations against these advanced and highly targeted attacks. Also a threat dashboard and notification system provides real-time data, including audit and reporting, and enables administrators and security specialists to monitor and report attempted attacks. We launched Targeted Threat Protection URL Protect in April 2014 and Attachment Protect in July 2015.

•	URL Protect tackles the threat from emails containing malicious links. It automatically checks links each time they are clicked, preventing employees from visiting compromised websites regardless of what email client or device they are using. It also includes innovative user awareness capabilities so IT teams can raise the security awareness of employees. Once enabled, a percentage of links in emails clicked by an employee will open a warning screen. This will provide them more information about the email and destination, prompting them to consider whether the page is safe. If they choose to continue, the choice is logged and URL Protect scans the link and blocks access if the destination is unsafe. IT administrators can adjust the frequency of these awareness prompts to ensure employee caution is maintained. Repeat offenders that click bad links will automatically receive more frequent prompts until their behavior changes. The IT team can track employee behavior from the Mimecast administration console and target additional security training as required.

•	Attachment Protect reduces the threat from weaponized or malware-laden attachments used in spear-phishing and other advanced attacks. It includes pre-emptive sandboxing to automatically security check email attachments before they are delivered to employees. Attachments are opened in a virtual environment or sandbox, isolated from the corporate email system, security checked and passed on to the employee only if no threat is detected. It also includes the option of an innovative transcription service that automatically converts attachments into a safe file format, neutralizing malware as it does so. The attachment is delivered to the employee in read-only format without any delay. As most attachments are read rather than edited, this is often sufficient. Should the employee need to edit the attachment, they can request it is sandboxed on-demand and delivered in the original file format.

•	Secure Messaging: Email containing sensitive or confidential information requires appropriate security and control to prevent inadvertent or deliberate data leaks and to protect its information while in transit. Mimecast Secure Messaging is a secure and private channel to share sensitive information with external contacts via email without the need for additional client or desktop software. Sensitive information is retained within the Mimecast cloud service strengthening information security, data governance and compliance, without the added IT overhead and complexity of traditional email encryption solutions. We launched Secure Messaging in April 2015.

•	Large File Send: Employees can create security and compliance risks when they turn to large file sharing tools to overcome email size limits imposed by their IT team or email infrastructure. Mimecast Large File Send enables PC and Mac users to send and receive large files directly from Outlook or a native Mac app. It protects attachments in line with security and content policies by utilizing encryption, optional access key and custom expiration dates; supports audit, e-discovery and compliance by archiving all files and notifications according to email retention policies; and protects email system performance from the burden of large file traffic. We launched Large File Send in July 2013.

Mimecast Mailbox Continuity

Email continuity protects email and data against the threat of downtime as a result of system failure, natural disasters and the impact of planned maintenance, system upgrades and migrations. Mimecast Mailbox Continuity services significantly reduce the cost and complexity of mitigating these risks and provides uninterrupted access to live and historic email and calendar information. During an outage our service provides real-time inbound, outbound and internal email support. The continuity service can be activated and deactivated directly and instantly from our administration console by administrators for the complete organization or for specific groups affected by limited outages. All outage events are fully logged and we also support email top-up services for customers who have to recover their Exchange environments from backups. The continuity service is capable of reliably and securely supporting customers during short or long-term continuity events. Integration with Microsoft Outlook, a native app for Mac users and a full suite of mobile apps means employees have seamless access to their email in the event of an outage.

Mimecast Enterprise Information Archiving

Our cloud archive consolidates into one store all inbound, outbound and internal email, files and instant messaging in a perpetual, indexed and secure archive. Using our Mimecast Enterprise Information Archiving service, customers can also incorporate legacy data from additional archives into the same searchable store.

All data is encrypted and preserved within a Write Once Read Many (WORM) state. Proprietary indexing and retrieval solutions allow customers to search individual mailboxes or the entire corporate archive in seconds. Our mobile, tablet, desktop and web applications ensure that employees can search and make the best use of their entire corporate archive in a fast, reliable and informative way. Intensive logging services cover the use of the archive, and roles and permissions govern what employees can see in the archive based on their role. Our purpose-built ingestion and export services support rapid high-volume extraction, scrubbing and loading of significant quantities of data. Our archive solution retains metadata that arises from gateway and continuity operations and we preserve both received and altered variants of emails that pass through our secure email gateway. Retention options for customers range from individual retentions, to data retained for an entire customer on a perpetual basis.

Customers can also purchase the following additional services as part of our Mimecast Enterprise Information Archiving offering:

•	Cloud Archive for Email: Mimecast’s Cloud Archive for Email archives inbound, outbound and internal email. Employees get instant access to the archive from their device of choice to help boost productivity, while granular litigation hold, e-discovery and reporting strengthen compliance.

•	Archive Power Tools: This is a series of advanced archiving tools including:

•	Mimecast Storage Management for Exchange: This enables active mailbox size management, so administrators can optimize email system performance, control costs and support archive policy enforcement.

•	Mailbox and Folder Tools for Exchange: In an email continuity event or when searching for archived content, access to folder structures and shared mailbox content is key to productivity. This tool makes it easy to replicate individual and shared mailbox folders into the Mimecast Cloud Archive for Email.

•	Granular Retention Management: Managing email retention policies can be complex and time-consuming, because different business groups and individuals have requirements that vary how long email should, or is required to be retained. Mimecast Granular Retention Management enables IT teams to centrally apply policies to manage the retention of email content and related metadata.

Unified Bundles

Many of our customers are attracted by the ability to combine our services and capabilities into a unified service bundle managed from a single administration console, and integrated into Microsoft Outlook. Customers often start here and add additional products as required.

•	Mimecast Unified Email Management Express: Our single suite of fully integrated email security and continuity services.

•	Mimecast Unified Email Management Enterprise: Our integrated bundle of email security, continuity and archiving services.

•	Mimecast Services for Office 365: A move to Office 365 creates single vendor exposure, and the associated security, continuity and data assurance risks of this have stopped many organizations from migrating to date. To overcome these risks, a comprehensive secondary service is key.

Our integrated risk management suite for Office 365 makes use of substantial portions of our unified service platform to address these risks and allows customers to maintain their commitment to a cloud-only solution for their email and data needs. Mimecast Services for Office 365 includes: Mailbox Continuity; Broad Spectrum Email Security; Data Assurance; Legacy Archive Data Management; Advanced Account Administration and Large File Send.

Mimecast’s Mailbox Continuity keeps email flowing in the event of a partial or full Office 365 service outage. Our Broad Spectrum Security adds further third-party protection to Office 365 Exchange Online Protection and adds key functionality for protection against spear-phishing, secure messaging and large file sending. Mimecast Data Assurance adds an independent to Microsoft data repository and verification service required to meet compliance and data back-up and integrity requirements fully.

Mimecast Mobile and Desktop Apps

Mobile, PC and Mac users get self-service access to security features, including spam reporting and managed sender lists, the ability to send and receive email during a primary email system outage, and access to their personal email archive to run searches on its content. Employee productivity does not come at the expense of centralized control. Administrators can use granular permissions to activate functions for individual employees or groups of users, while centralized security and policy management means IT teams can retain control over default settings.

Sales and Marketing

Our sales and marketing teams work together to build a strong sales pipeline, cultivate and retain customers and drive market awareness of our current and future products and services.

Sales

We sell our services through direct sales efforts and through our channel partners. Our sales model is designed to meet the needs of small and mid-market organizations and large enterprises across a wide range of industries and in over 100 countries. Our approach has played an important role in the growth of our customer base to date. Our sales team is based in offices in Boston, Chicago, Dallas and San Francisco, United States; London, United Kingdom; Johannesburg and Cape Town, South Africa; and Melbourne and Sydney, Australia. We maintain a highly-trained sales force of approximately 170 employees as of September 30, 2015, which is responsible for acquiring and developing new business.

We also have an experienced sales team focused on developing and strengthening our channel partner relationships. Many organizations work with third-party IT channel partners to meet their security, IT and cloud service needs, so we have formed relationships with a variety of the leading partners to target large enterprises, mid-market and small organizations. For large enterprises, we work with international partners including Avanade, Hewlett-Packard and Dimension Data. In the mid-market, we work with leading national partners, including Softchoice, SHI and Softcat. The small business market is primarily served by the reseller community and also by Managed Service Providers, who typically provide or host email services. We work closely with all of these channel partners to offer cooperative marketing, deal registration, as well as support and technical resources. We believe these partners view our services as a key source of additional revenue and a way for them to add significant value to their customers as they can support their desire to move to the cloud without compromising their security position.

Sales to our channel partners are generally subject to our standard, non-exclusive channel partner agreement, meaning our channel partners may offer customers the products of several different companies. These agreements are generally for a term of one year with a one year renewal term and can be terminated by us or the channel partner. Payment to us from the channel partner is typically due within 30 calendar days of the date we issue an invoice for such sales.

Our sales cycle varies by size of customer, the number of products purchased and the complexity of the project, ranging from several days for incremental sales to existing customers, to many months for sales to new customers or large deployments.

We plan to invest in our sales organization to support both the growth of our direct sales organization and our channel partners.

Marketing

Our marketing strategy is designed to meet the specific needs of each of our customer segments. We are focused on building our brand and product awareness, increasing customer adoption of our products, communicating the advantages of our solution and its benefit to organizations, and generating leads for our channel partners and direct sales force. We execute our marketing strategy by using a combination of internal marketing professionals and a network of global channel partners. We invest in field, channel, product and brand marketing and have increased our investment in digital marketing to drive greater lead generation volume and efficiency. Our local marketing teams support the conversion of these leads into qualified opportunities for inside sales and are responsible for branding, content generation and product marketing.

Customer Service and Support

We maintain our strong customer retention rate through the strength and quality of our products, our commitment to our customers’ success and our award-winning local customer service and support team, which consists of more than 170 employees worldwide dedicated to ensuring a superior experience for our customers. For each of the fiscal years ended March 31, 2013, 2014 and 2015, our customer renewal rate has been consistently greater than 90%. We calculate our annual customer retention rate as the percentage of paying customers on the last day of the prior year who remain paying customers of the last day of the current year.

We have designed a comprehensive monitoring methodology that tracks and evaluates the interactions we have with our customers from sales and on-boarding to support and renewal. Our cross-functional teams, under the supervision of our Chief of Customer Operations, work together to ensure the best customer experience is achieved and to address customer needs as they arise.

A key aspect of our customer on-boarding process is our Legacy Data Migration services. Our customers often have legacy email archives that they want to move to the cloud. Our data migration service helps solve the problems customers face when extracting that data and getting it into the right format for importing to the cloud, which can be expensive, time-consuming and involve interactions with multiple vendors.

In addition, we offer a full range of support services to our global customer base, including comprehensive online resources and 24x7 email support with no outsourcing of support or account management to third parties. We also offer a range of additional services that include options for 24x7 telephone support and a dedicated technical account manager. These support services are priced and tiered to meet specific customer requirements.

We also have a dedicated training team and resources designed to enable customers to get the full benefit from their Mimecast investment. Our comprehensive education and consultancy resources include administrator training and certification, end user training and e-discovery training for compliance teams, all of which are available in-person and online.

Beyond customer support and training, we also provide a range of services that are designed to provide additional support to some customers, especially larger enterprises with more complex email infrastructure and legacy data. Our professional services team works with the customer, or supports our partners to assist them, in planning, migration and service activation.

We also offer a standard service level agreement as part of our standard contract that contains commitments regarding the delivery of email messages to and from our servers, the speed at which our archive can produce search results, and our ability to correctly identify and isolate spam and viruses. In the event that we do not achieve these levels, the customer can request a credit. Payment of the credit will be made subject to verification of the problem. These credits are tiered according to the extent of the service issued. The amount of credits provided to date has been immaterial in all historical periods.

Customers

As of September 30, 2015, we had approximately 15,200 customers and protected millions of their employees in over 100 countries. Our diverse global footprint is evidenced by the fact that in the fiscal year ended March 31, 2015, we generated 42% of our revenue from the United Kingdom, 38% from the United States, 19% from South Africa and 2% from the rest of the world. In the six months ended September 30, 2015, we generated 41% of our revenue from the United States, 40% from the United Kingdom, 17% from South Africa and 2% from the rest of the world. Our customers range from large enterprises with over 7,500 employees to small organizations with less than 500 employees and represent a diverse set of industries. For example, in the fiscal year ended March 31, 2015, we generated 17% of our revenue from customers in the legal services industry, 14% from customers in the professional, scientific and technical services industry, 13% from customers in the manufacturing industry and 12% from customers in the finance and insurance industry. Our business is not dependent on any particular customer. No single customer represented more than 1% of our annual revenues in the fiscal year ended March 31, 2015 or the six months ended September 30, 2015.

Case Studies

We believe the following case studies are representative examples of how our customers have benefited from our services.

Competitive security swap-out integrated with additional email continuity and archiving services. An international management and technology consulting firm (4,200 users)

Problem: The customer needed to replace an existing email security solution that was no longer serving its needs. They had also suffered from disruptive email outages and had a local server that was being used to archive a significant and growing volume of email data.

Solution: Initially the customer contacted Mimecast for email security but after speaking with us about their wider challenges, it was clear that the addition of our continuity service would enable them to achieve their goal of improved email reliability. They started with Unified Email Management Express but upgraded later to Enterprise to add our email and instant messaging archiving capability.

Result: The customer was able to meet, and unify into a single cloud service, their security, continuity and archiving needs previously handled by different technologies.

Replacing on-premises technology and enhancing security, archiving and continuity. A global manufacturing business (10,600 users)

Problem: The customer wanted to improve security, reduce the cost of managing email, and replace an existing on-premises email infrastructure with a cloud solution. It was also important to improve archiving as weekly backups often failed and consumed considerable IT team time along with the necessity for onsite upgrades. Finding and retrieving email from its old archiving system was a manual search and recovery process that sometimes took days.

Solution: The customer initially selected Mimecast’s service to replace its on-premises archiving and anti-spam/anti-virus devices. As the customer outgrew their on-premises email infrastructure, they made the decision to move to Office 365 supported by Mimecast’s enhanced security, archiving and continuity services. The customer has also since deployed additional Mimecast services including Mimecast Large File Send.

Results: The customer believes the move to Mimecast has saved significant infrastructure cost, delivered time savings and streamlined email efficiency, improved its security posture, and reduced storage. The customer reports significant improvements in archive search times and accuracy in particular over its previous services.

Security, large enterprise and competitor swap-out. A regional government (79,000 users)

Problem: The customer was using leading competitors for on-premises security and to enable the sending of secure messages and attachments to external recipients. Problems with the solution were creating support issues from end-users and the solution was considered difficult to use. For the IT team, supporting multiple technologies was creating unwanted administrative burden and cost.

Solution: Mimecast replaced the secure email gateway technologies with one solution integrated with Microsoft Outlook to meet the requirement for ease of use for end-users. Secure messaging was built into the solution with the addition of Mimecast Closed Circuit Messaging.

Result: Spending on the secure email gateway infrastructure was reduced as this was consolidated from multiple vendors to Mimecast. They also reduced their planned spend on a replacement email encryption solution with the addition of Closed Circuit Messaging.

Research and Development

Our engineering, operations, product and development teams work together to enhance our existing products, technology infrastructure and underlying Mime | OS cloud architecture, as well as develop our new product pipeline. Our research and development team interacts with our customers and partners to address emerging market needs, counter developing threats and drive innovation in risk management and data protection. We operate a continuous delivery model for improvements to our infrastructure and products to ensure customers benefit from regular updates in protection and functionality without the need for significant intervention on their part.

Our research and development efforts give prominence to services that enhance our unification commitment and allow customers to displace point or on-premises products. We also prioritize a “build rather than acquire” approach to ensure that we combine best-of-breed functionality with effective integration to maintain our commitment to the delivery of a superior experience to our customers and their employees.

Our research and development expenses were $11.0 million, $12.8 million and $14.5 million for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. For the six months ended September 30, 2015, our research and development expenses were $7.5 million.

Competition

Our market is large, highly competitive, fragmented, and subject to rapidly evolving technology and security threats, shifting customer needs and frequent introductions of new products and services. We do not believe that any specific competitor offers the fully unified service and integrated technology that we do. However, we do compete with companies that offer products that target email and data security, continuity and archiving, as well as large providers such as Google Inc. and Microsoft Corporation, who offer functions and tools as part of their core mailbox services that may be, or be perceived to be, similar to ours. Our current and potential future competitors include: Barracuda Networks, Inc., Google Postini, Microsoft Exchange Server, Exchange Online Protection, Proofpoint, Inc. and Symantec Corporation, in security, MessageOne, in continuity, and Barracuda, HP Autonomy, Microsoft Office 365, Proofpoint and Symantec in archiving. Some of our current and future competitors may have certain competitive advantages such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical and other resources. Some competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. We cannot provide any assurance that our competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance.

The principal competitive factors in our market include:

•	reliability and effectiveness in protecting, detecting and responding to cyber-attacks;

•	scalability and multi-tenancy of our system;

•	breadth and unification of our services;

•	cloud-only delivery;

•	total cost of ownership;

•	speed, availability and reliability;

•	integration into office productivity, desktop and mobile tools;

•	speed at which our services can be deployed;

•	ease of user experience for IT administrators and employees; and

•	superior customer service and commitment to customer success.

We believe that we compete favorably on the basis of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product and cloud architecture development, core technical innovation, channel management and customer support.

Intellectual Property

Our success is dependent, in part, on our ability to protect our proprietary technologies and other intellectual property rights. We rely on a combination of trade secrets, copyrights and trademarks, as well as contractual protections to establish and protect our intellectual property rights. As of September 30, 2015, we had one patent and 13 patent applications in the United States. We also have one patent issued and five applications pending for examination in non-U.S. jurisdictions, and four pending Patent Cooperation Treaty patent applications, all of which are counterparts of our U.S. applications. We intend to pursue additional patent protection to the extent that we believe it would be beneficial and cost effective.

We have registered “Mimecast” and certain other marks as trademarks in the United States and several other jurisdictions. We also have a number of registered and unregistered trademarks in the United States and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective. We are the registered holder of a variety of domestic and international domain names that include “mimecast.com,” “mimecast.co.uk,” “mimecast.co.za,” and similar variations.

In addition to the protection provided by our intellectual property rights, as part of our confidentiality procedures, all of our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and they assign to us any ownership that they may claim in those works. We also generally enter into confidentiality agreements with our employees, consultants, partners, vendors and customers, and generally limit access to and distribution of our proprietary information.

Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours.

Some license provisions protecting against unauthorized use, copying, transfer and disclosures of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to as great of an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. Our exposure to unauthorized copying and use of our products and misappropriation of our proprietary information may increase as a result of our foreign operations.

We expect that software and other solutions in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlap. Moreover, many of our competitors and other industry participants have been issued patents or filed patent applications, and have asserted claims and related litigation regarding patent and other intellectual property rights. Third parties, including non-practicing patent holders, have from time to time claimed, and could claim in the future, that our technologies infringe patents they now hold or might obtain or be issued in the future. See “Risk Factors – We may be sued by third parties for alleged infringement of their proprietary rights”.

Properties

Our corporate headquarters is located in London, United Kingdom where we currently lease approximately 40,473 square feet of space under a lease expiring in December 2019. Our U.S. headquarters is located in Watertown, Massachusetts in an office consisting of approximately 33,669 square feet of space under a lease expiring in October 2020. We also occupy space in Johannesburg, South Africa consisting of 16,576 square feet under a lease expiring in October 2016 and in Melbourne, Australia consisting of 3,003 square feet under a lease expiring in April 2018. We also maintain additional leased facilities in Cape Town, South Africa, Sydney, Australia as well as in Chicago, Dallas and San Francisco in the United States.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

Employees

As of March 31, 2015, we had 524 employees and subcontractors with 271 located in the United Kingdom, 169 in the United States, 72 in South Africa and 12 in Australia. As of September 30, 2015, we had 619 employees and subcontractors with 312 located in the United Kingdom, 199 in the United States, 83 in South Africa and 25 in Australia. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of March 31,			As of September 30, 2015
	2013	2014	2015
Sales and marketing	219	256	212	251
Research and development	95	98	88	116
Services and support	121	142	161	176
General and administrative	46	56	63	76

Total	481	552	524	619

None of our employees work under any collective bargaining agreements. We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

The following table sets forth the names, ages and positions of our executive officers and directors. Unless otherwise indicated, the business address of all of our executive officers and directors is CityPoint, One Ropemaker Street, Moorgate, London, EC2Y 9AW, United Kingdom.

Name	Age	Position
Executive Officers and Employee Directors:
Peter Bauer	41	Chief Executive Officer and Chairman
Peter Campbell	51	Chief Financial Officer and Director*
Neil Murray	48	Chief Technology Officer and Director
Ed Jennings	45	Chief Operating Officer

Non-Employee Directors:
Christopher FitzGerald(1)(3)	70	Director
Bernard Dallé(1)(3)	48	Director
Norman Fiore(2)	45	Director
Jeffrey Lieberman(2)(3)	41	Director
Hagi Schwartz(1)(2)	53	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
*	Following the completion of this offering, Mr. Campbell intends to resign from our board of directors.

Executive Officers

Peter Bauer has served as our Chief Executive Officer and a member of our board of directors since co-founding our company in 2003. Prior to that, Mr. Bauer was a Managing Director at Idion Solutions Pty in Cape Town, South Africa, a software integration and development company that acquired FAB Technology (Pty), a company that he co-founded in 1997. We believe Mr. Bauer is qualified to serve on our board of directors because of his extensive knowledge and experience as the chief executive officer of our company, as well as the industry in which we compete.

Peter Campbell has served as our Chief Financial Officer since 2006, and since 2007, Mr. Campbell served as a member of our board of directors. Prior to joining Mimecast, Mr. Campbell served as the chief financial officer of SR Telecom Inc. where he was employed from 2002 to 2006. From 1998 to 2002, Mr. Campbell was an auditor at Ernst & Young in Montreal, Canada. Mr. Campbell holds a Bachelor of Commerce and a Graduate Diploma in accounting from Concordia University. We believe Mr. Campbell is qualified to serve on our board of directors because of his extensive knowledge of, and experience in, our company.

Neil Murray has served as our Chief Technology Officer and a member of our board of directors since co-founding our company in 2003. Prior to that, Mr. Murray served as the Chief Technical Officer of Global Technology Services, a South African provider of business information solutions that acquired Pro Solutions (Prosol Group Pty), a software development company that he co-founded in 1992. We believe Mr. Murray is qualified to serve on our board of directors because of his extensive knowledge and experience with our company and its technologies, as well as the industry in which we compete.

Ed Jennings has served as our Chief Operating Officer since August 2015. From January 2014 to August 2015, Mr. Jennings was the Chief Marketing Officer of Veracode, a provider of cloud-based application security, where he also served as Executive Vice President of Sales and Services from February 2012 to December 2013. Prior to that, from February 2011 to January 2012, Mr. Jennings was General Manager at ADP (NASDAQ: ADP), a provider of business outsourcing solutions. From August 2008-December 2010, Mr. Jennings was the Chief Executive Officer of Copanion, where he also served as Senior Vice President of Sales and Marketing from July 2007 to July 2008. Mr. Jennings holds a Masters of Business Administration from Northwestern University and a Bachelor of Arts from Boston College.

Non-Executive Directors

Christopher FitzGerald has served as a member of our board of directors since 2007. Mr. FitzGerald served as a non-executive director of City Merchants High Yield Trust, a London based investment company (LON: CMHY), and The Intercare Group, a U.K. pharmaceuticals business. Mr. FitzGerald was also a member of the Committee of Executive Directors and General Counsel at NatWest Group plc. Before that, Mr. FitzGerald was a partner in the London law firm Slaughter and May, where he specialized in advising major financial services businesses. Mr. FitzGerald holds a Master of Arts in Jurisprudence from Oxford University. We believe that Mr. FitzGerald is qualified to serve on our board of directors because of his extensive business, financial and legal experience.

Bernard Dallé has served as a member of our board of directors since 2009. Mr. Dallé currently serves as the Operating Partner at Index Ventures, a venture capital firm that he joined in 1997. Prior to joining Index, Mr. Dallé was a management consultant at McKinsey & Company from 1996 to 1997, and a project manager at Procter & Gamble from 1990 to 1994. Mr. Dallé currently serves on the board of directors of several private companies. He holds a Master of Business Administration from the Kellogg School of Management at Northwestern University and a Master of Science in electrical engineering from the Ecole polytechnique fédérale de Lausanne. We believe Mr. Dallé is qualified to serve on our board of directors because of his experience as a seasoned investor in our industry.

Norman Fiore has served as a member of our board of directors since 2009. Mr. Fiore currently serves as a General Partner at Dawn Capital, a venture capital firm that he co-founded in 2007. Prior to co-founding Dawn, Mr. Fiore was a Partner at the Reuters Greenhouse Fund where he co-managed one of the largest global corporate technology funds. Prior to that, Mr. Fiore worked at Bain & Company in the Telecoms and Private Equity groups. Mr. Fiore currently serves on the board of directors of several private companies. Mr. Fiore holds a Bachelor of Science in industrial engineering and a Bachelor of Arts in quantitative economics from Stanford University and a Master of Business Administration from INSEAD Business School. We believe Mr. Fiore is qualified to serve on our board of directors because of his experience as a seasoned investor in our industry.

Jeffrey Lieberman has served as a member of our board of directors since 2012. Mr. Lieberman is currently a Managing Director of the venture capital firm Insight Venture Partners, which he joined in 1998. Prior to joining Insight, Mr. Lieberman was a management consultant at McKinsey & Company, where he focused on strategic and operating issues in the financial services, technology and consumer products industries. Mr. Lieberman currently serves as a director of public companies Shutterstock, Inc. (NYSE: SSTK) and Cvent, Inc. (NSYE: CVT), and as a director of several private companies. Mr. Lieberman holds a Bachelor of Applied Sciences in systems engineering and a Bachelor of Arts degree in economics from the University of Pennsylvania. We believe Mr. Lieberman is qualified to serve on our board of directors because of his experience as a seasoned investor in our industry.

Hagi Schwartz has served as a member of our board of directors since July 2015. In 2005, Mr. Schwartz founded Magnolia Capital, an investment advisory firm, where he served as Managing Director. Mr. Schwartz is also a Venture Partner at Western Technology Investment, which he joined in 2011. Previously, Mr. Schwartz was the Chief Financial Officer of several public and private technology companies including HyperRoll, Inc., ATRICA, Inc., Noosh, Inc., and Check Point Software Technologies. Mr. Schwartz currently serves on the board of directors of Silicon Graphics International Corp. In addition, Mr. Schwartz has served on the board of directors of BigFix, TUI University and two other private companies. Mr. Schwartz has a B.A. in Economics and Accounting from Bar Ilan

University. We believe Mr. Schwartz is qualified to serve on our board of directors because of his financial expertise, his significant audit and financial reporting knowledge, his seasoned business perspective and his prior experience as an executive and on boards of other prominent technology companies.

Prior to this offering, each of the members of our board of directors was elected pursuant to a subscription and shareholders’ agreement among us and certain of our existing shareholders. See “Related Party Transactions—Subscription and Shareholders’ Agreement.”

Executive Officers

There are no family relationships among the executive officers or between any executive officer or director. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal.

Board Composition

We comply with the rule of the NASDAQ Stock Market that a majority of our directors be independent. Our board of directors has determined that all of our directors, other than our Chief Executive Officer, Chief Financial Officer and Chief Technology Officer, are independent under such rules.

Our board of directors is responsible for overall corporate governance and for supervising the general affairs and business of our company and its subsidiaries.

Our board is responsible for the proper management of our company and its subsidiaries and setting the overall direction and strategy of our group, reviewing scientific, operational and financial performance, and advising on management appointments. All key operational and investment decisions are subject to board approval.

Our board of directors currently believes that our company is best served by combining the roles of Chairman of the Board and Chief Executive Officer, coupled with a lead independent director. Our board of directors believes that as Chief Executive Officer, Mr. Bauer is the director most familiar with our business and industry and most capable of effectively identifying strategic priorities and leading discussion and execution of strategy. Our independent directors bring experience, oversight and expertise from outside our company, while our Chief Executive Officer brings company-specific experience and expertise. Our board of directors believes that the combined role of Chairman and Chief Executive Officer is the best leadership structure for us at the current time as it promotes the efficient and effective development and execution of our strategy and facilitates information flow between management and our board of directors. The board of directors recognizes, however, that no single leadership model is right for all companies at all times. Our corporate governance guidelines provide that the board of directors should be free to choose a chairperson of the board based upon the board’s view of what is in the best interests of our company. Accordingly, the board of directors periodically reviews its leadership structure.

In August 2015, our board of directors appointed Christopher FitzGerald as lead independent director. As the lead independent director, Mr. FitzGerald is responsible for coordinating the activities of the independent directors. Among other things, the lead independent director has the following specific responsibilities:

•	preside at all meetings of the board of directors at which the chairperson is not present, including executive sessions of the independent directors;

•	call special meetings of the independent directors;

•	act as the principal liaison between the independent directors and the chairperson of the board;

•	approve meeting schedules to assure that there is sufficient time for discussion of all agenda items and approve meeting agendas for the board of directors and its committees;

•	approve information sent to the board; and

•	perform such other duties as the board of directors may from time to time delegate to the lead independent director.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Corporate Governance and Committees of the Board

Corporate Governance

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. We currently do not intend to take advantage of any such exemptions.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable requirements of the rules adopted by the SEC.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Committees of the Board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee and have a charter for each of these committees.

Audit Committee

The members of our audit committee are Hagi Schwartz, Christopher FitzGerald and Bernard Dallé. Hagi Schwartz is the chair of the audit committee. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence, objectivity and effectiveness of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	monitoring the integrity of our financial statements by reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	reviewing and monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management; and

•	reviewing and approving or ratifying any related person transactions.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Hagi Schwartz is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

In order to satisfy the independence criteria for audit committee members set forth in Rule 10A-3 under the Exchange Act, each member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. We believe that the composition of our audit committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Compensation Committee

The members of our compensation committee are Jeffrey Lieberman, Norman Fiore and Hagi Schwartz. Jeffrey Lieberman is the chair of the compensation committee. Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our directors and executive management;

•	overseeing an evaluation of our executive management; and

•	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

In order to satisfy the independence criteria for compensation committee members set forth in Rule 10C-1 under the Exchange Act, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member must be considered, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates. We believe the composition of our compensation committee will meet the requirements for independence under current NASDAQ and SEC rules and regulations.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Christopher FitzGerald, Jeffrey Lieberman and Bernard Dallé. Christopher FitzGerald is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning; and

•	developing and recommending to our board of directors corporate governance principles.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, executive officers and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Business Conduct and Ethics is posted on the investor relations section of our website at www.mimecast.com.

If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Directors’ and Executive Management Compensation

The aggregate compensation awarded to, earned by and paid to our current directors and executive officers, including share-based compensation, for the fiscal year ended March 31, 2015, was $2.0 million. The above also includes the estimated fair value of share-based compensation in the amount of $0.6 million issued in the fiscal year ended March 31, 2015 in the form of options to purchase an aggregate of 183,333 ordinary shares issued in August 2014. Such options to purchase ordinary shares had an exercise price of $6.48 per share and expire 10 years after the date of grant. The total amounts accrued to provide severance, retirement, annual leave and recuperation or similar benefits or expenses for our directors and officers for the fiscal year ended March 31, 2015 was $0.7 million.

Employment and Consulting Agreements

Executive Management

Each of Peter Bauer and Peter Campbell has entered into an amended and restated employment agreement with Mimecast North America, Inc. and we have entered into a service agreement with Neil

Murray. These agreements each contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The amended and restated employment agreements with each of Messrs. Bauer and Campbell provide for up to 12 months of base salary continuation and health insurance premiums in the event that the executive’s employment is terminated by us without “cause” or the executive resigns for “good reason.” In the event that such termination occurs within 12 months following a “change in control,” the executive will be entitled to receive a payment equal to 12 months of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus his target bonus, up to 12 months of health insurance premiums and full acceleration of all equity awards. Receipt of the severance payments and benefits described above is conditioned upon the execution and effectiveness of a separation agreement, including a general release of claims in our favor. In addition, the amended and restated employment agreements provide that upon a change in control, 50% of the shares underlying all equity awards held by each of Messrs. Bauer and Campbell will accelerate and vest. Pursuant to the terms of the service agreement with Mr. Murray, we and Mr. Murray are each obligated to provide the other party with four months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing four months’ notice, we may elect to pay Mr. Murray a lump sum equal to his base salary, bonus and benefits for the notice period. Such notice period and termination benefits do not apply in the event that Mr. Murray is terminated by us for any one of the reasons enumerated in his service agreement.

Employee Share Plans

The equity incentive plans described in this section are the Mimecast Limited 2007 Key Employee Share Option Plan, or the 2007 Plan, the Mimecast Limited 2010 EMI Share Option Scheme, or the 2010 Plan, the Mimecast Limited Approved Share Option Plan, or the Approved Plan, the Mimecast Limited 2015 Share Option and Incentive Plan, or the 2015 Plan, and the Mimecast Limited 2015 Employee Share Purchase Plan, or the ESPP. Prior to this offering, we granted awards to eligible participants under the 2007 Plan, the 2010 Plan and the Approved Plan. Following the closing of this offering, we expect to grant awards to eligible participants under the 2015 Plan and/or the ESPP.

2007 Plan

Our 2007 Plan was adopted by our board of directors on September 3, 2007. The maximum market value of shares (as of the date of grant) subject to unexercised EMI options granted under the 2007 Plan together with the 2010 Plan may not exceed £3 million. The 2007 Plan provides only for the granting of options to acquire Class B ordinary shares to our key employees and the key employees of our subsidiaries.

The 2007 Plan is administered by the non-executive members of our board of directors or a committee (administrator), who has the full power to interpret the 2007 Plan and to establish the rules and regulations applying to it and to make all other determinations they deem necessary or useful for the administration of the 2007 Plan, subject to applicable law. The option price of each option granted under the 2007 Plan was determined by the administrator of the 2007 Plan at the time the option was granted.

The 2007 Plan provides that, in the event of a change of control (as defined in the 2007 Plan) by way of trade sale, unless and to the extent that the administrator determines that the circumstances justify vesting and/or exercisability of a greater proportion of the unvested shares, (i) 75% of the shares underlying outstanding unvested options shall vest and the remaining 25% of the unvested option shares shall immediately lapse and (ii) options shall be exercisable to the extent that they have then vested and to the extent that any applicable performance conditions have then been satisfied. In such event, unless the acquirer provides for the replacement of such options, exercisable options may be exercised (a) on the same day as, and immediately prior to, the change of control becoming effective, (b) if the person making the offer so requests or makes it a condition of the offer that one or more optionholders is locked-in and the board of directors agreed to such request or requirement, in the 12-month period commencing no later than the date on which the acquirer gains control of us and any condition subject to which the offer was made has been satisfied or (c) in the absence of any such request or requirement, or if the board of directors does not agree to such request or requirement, within six months, or such longer period as the board of directors may determine (but in no event longer than 12 months), following the day on which the acquirer gains control of us and any condition subject to which the offer was made has been satisfied. Notwithstanding termination of an optionholder’s employment, any options vested at the time of a change of control shall immediately become exercisable for such period as the board of directors determined in its absolute discretion and acting fairly and reasonably if the board of directors determines that the termination is directly related to the change of control and exercisability is justified in the circumstances. In the event of a listing of our shares on a recognized securities exchange, 100% of the unvested portion of options granted under the 2007 Plan shall vest and, unless the board of directors determines that the circumstances justify the exercisability of a greater proportion, 25% of the shares underlying options will become exercisable immediately upon the listing, 50% of the shares underlying options will become exercisable 12 months following the date of the listing and 25% of the shares underlying options will become exercisable 24 months following the date of the listing.

The administrator may amend the 2007 Plan but no such action may adversely affect the terms of outstanding options under the 2007 Plan without the consent of the holders of 75% of the option shares then outstanding, whether vested or unvested.

2010 Plan

Our 2010 Plan was approved by our board of directors on March 23, 2010 and was most recently amended on April 28, 2015. The maximum value of shares subject to unexercised EMI options granted under the 2010 Plan together with the 2007 Plan may not exceed £3 million. The number of shares over which an EMI option may be granted to any one eligible employee is limited such that the total value of shares subject to unexercised EMI options granted by us or any group company does not exceed £1 less than £250,000.

The 2010 Plan is administered by our board of directors. The 2010 Plan permits us to make grants of (i) EMI options to our employees and employees of any qualifying subsidiary (as defined in the 2010 Plan) whose committed time (as defined in the 2010 Plan) amounts to at least 25 hours a week or, if less, 75% of his or her working time and who do not have a material interest (as defined in the 2010 Plan) in us or any of our subsidiaries and (ii) unapproved options to our employees and the employees of our subsidiaries. The option price of each option may not be less than the market value of the Class B ordinary shares on the date of grant and, in the case of an option that is a right to subscribe for Class B ordinary shares, may not be less than the nominal value of such shares. The term of each option may not exceed 10 years from the date of grant. Options granted under the 2010 Plan generally are not exercisable until the occurrence of an exit event, such as a corporate takeover, reconstruction, liquidation or sale of the business.

Under the 2010 Plan, options shall vest in full immediately after our shares are admitted to listing on a recognized securities exchange. Such options shall become exercisable as to 25% of the underlying shares immediately following the admission date, 50% of the underlying shares on the first anniversary of the admission date and 25% of the underlying shares on the second anniversary of the admission date. However, options granted on or after May 13, 2014 to U.S. and South African participants shall continue vesting as set forth in the option award agreement.

The 2010 Plan provides that, in the event that a person obtains control (as defined in the 2010 Plan) of the company as a result of (i) making an offer to acquire the whole of our issued share capital that is made on a condition such that, if satisfied, the person will have control of the company or (ii) negotiating a share sale and purchase agreement with our shareholders that contemplates that the person will obtain control of the company upon completion, 75% of the unvested shares underlying options under the 2010 Plan shall vest and the remaining 25% of the option shares will only be exercisable if the directors determine that the circumstances so justify. If replacement options are offered to optionholders under the 2010 Plan by the acquiring company in relation to vested options, and an optionholder does not agree to release the vested options and accept a replacement option, the board of directors shall determine whether such vested options shall be exercisable or whether they shall lapse. If replacement options are not offered to all optionholders, then vested options shall become exercisable in either of the following exercise periods, as determined by the administrator: (i) immediately before a change of control becoming unconditional or (ii) during the one-month exercise period starting at a date to be determined by the administrator (but in any event such period shall take place before the 12-month period following the date the change of control becomes unconditional).

Options may be exercised, to the extent vested, within 39 days of a court sanctioning a scheme of reconstruction (as defined in the 2010 Plan) or a sale of the business (as defined in the 2010 Plan).

The number of shares underlying options and the option price thereof shall be adjusted appropriately following any capitalization issue, rights issue, subdivision, consolidation or reduction of share capital. Our board of directors may amend or add rules to the 2010 Plan or impose additional conditions or requirements on options or the terms on which Class B ordinary shares are acquired; provided, however, no amendments may be made that would have the effect of causing EMI options to cease to be EMI options and no amendment may be made unless, (i) where the rights are enjoyed by a single optionholder and not by any other optionholder or class of optionholders, such optionholder provides written consent or, (ii) where the rights are enjoyed by all optionholders or any class of optionholders, with the consent of 75% of the shares underlying outstanding options.

The 2010 Plan shall automatically terminate on the tenth anniversary of its adoption date and our board of directors may terminate the 2010 Plan at any earlier time.

Approved Plan

Our Approved Plan was approved by our board of directors on October 24, 2012 and was approved by HM Revenue & Customs on November 14, 2012. It was most recently amended on April 28, 2015. The number of shares over which an option may be granted to any one eligible employee is limited such that the total market value of shares subject to unexercised options held by such person under the Approved Plan or any other share option plan approved by HM Revenue & Customs and adopted by us or any other associated company (as defined in the Approved Plan) shall not exceed £30,000.

The Approved Plan is administered by our board of directors and permits us to make grants of options to purchase our Class B ordinary shares to full-time directors or employees of subsidiaries (as defined in the Approved Plan). The term of each option may not exceed 10 years from the date of grant.

Except in certain limited circumstances, options under the Approved Plan may not be exercised earlier than the fourth anniversary of the date of grant, may only be exercised while the optionholder is a director or employee of a subsidiary, may only be exercised if any performance conditions have been fulfilled to the satisfaction of the administrator and may not be exercised at any time when a participant has or had, within the preceding 12 months a material interest (as defined in the Approved Plan) in a close company (as defined in the Approved Plan) which is the company or any company that has control of us or is a member of a consortium that owns the company.

The Approved Plan provides that, in the event that a person obtains control (as defined in the Approved Plan) of us as a result of (i) making a general offer to acquire the whole of our issued share capital that is made on a condition such that, if satisfied, the person will have control of the company or (ii) negotiating a share sale and purchase agreement with our shareholders that contemplates that the person will obtain control of the company upon completion, options may be exercised within six months of the date that the person obtains control of us or immediately before such period (i) to the extent vested and if any performance conditions have been satisfied to the satisfaction of the administrator or (ii) to the extent of 75% of the unvested shares underlying the option.

Under the Approved Plan, options granted before May 13, 2014 shall vest in full immediately after our shares are admitted to listing on a recognized securities exchange. Such options shall become exercisable as to 25% of the underlying shares immediately following the listing date, 50% of the underlying shares on the first anniversary of the listing date and 25% of the underlying shares on the second anniversary of the listing date. Options granted on or after May 13, 2014 shall continue vesting as set forth in the option award agreement.

The number of shares underlying options and the option price thereof shall be adjusted appropriately following any capitalization issue, any offer made by way of rights, subdivision, consolidation or reduction of share capital. Our board of directors may amend or add rules to the Approved Plan or impose additional conditions or requirements on options or the terms on which Class B ordinary shares are acquired; provided, however, that no amendment may be made unless the consent of 75% of the shares underlying outstanding options is obtained.

2015 Plan

Our 2015 Plan was adopted by our board of directors on September 2, 2015 and approved by our shareholders on November 4, 2015 and will become effective upon the closing of this offering. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, non-employee directors and consultants.

We have initially reserved a total of 5,500,000 shares, or the Initial Limit, for the issuance of awards under the 2015 Plan. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by 5% of the outstanding number of ordinary shares on the immediately preceding December 31 or such lesser number of shares as determined by our board of directors. We refer to such number as the Annual Increase.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. Ordinary shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of shares, or are otherwise terminated (other than by exercise) under the 2015 Plan will be added back to the ordinary shares available for issuance under the 2015 Plan.

Share options and share appreciation rights with respect to no more than 2,500,000 ordinary shares may be granted to any one individual in any one calendar year. The maximum number of ordinary shares that may be issued as incentive share options may not exceed the Initial Limit cumulatively increased on January 1, 2016 and on each January 1 thereafter by the lesser of the Annual Increase or 2,750,000 shares. The value of all awards made under the 2015 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $1,000,000.

The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan.

The 2015 Plan permits the granting of both options to purchase ordinary shares intended to qualify as incentive stock options under Section 422 of the Code and non-qualified stock options. The exercise price of each option will be determined by our compensation committee at the time of the grant but may not be less than 100% of the fair market value of our ordinary shares on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised and may at any time accelerate the exercisability of all or a portion of any option.

Our compensation committee may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to ordinary shares equal to the value of the appreciation in our share price over the exercise price. The exercise price may not be less than 100% of the fair market value of our ordinary shares on the date of grant. The term of each share appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each share appreciation right may be exercised.

Our compensation committee may award restricted ordinary shares and restricted share units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain pre-established performance goals and/or continued employment with us through a specified period. Our compensation committee may also grant ordinary shares that are free from any restrictions under the 2015 Plan. Unrestricted shares may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of ordinary shares upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would have been paid if the recipient had held a specified number of ordinary shares.

Our compensation committee may grant cash awards under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted shares, restricted share units, performance share awards or cash-based awards under the 2015 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of pre-determined performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total shareholder return, expense levels, earnings before interest, taxes, depreciation and amortization, or any elements thereof, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our ordinary shares, economic value-added, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, shareholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our ordinary shares, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to certain of our officers during any twelve month period is 2,500,000 ordinary shares with respect to a share-based award and $15,000,000 with respect to a cash-based award.

The 2015 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, all options and share appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions, shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the compensation committee and, upon the effective time of the sale event, all outstanding awards granted under the 2015 Plan shall terminate. In the event of such termination, individuals holding options and share appreciation rights will be permitted to exercise such options and share appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and share appreciation rights equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options or share appreciation rights.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2015 Plan require the approval of our shareholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the effective date of the 2015 Plan (or, with respect to incentive share options, after ten years from the date of the Board’s approval of the 2015 Plan). No awards under the 2015 Plan have been made prior to the date hereof.

ESPP

The ESPP was adopted by our board of directors on September 2, 2015 and approved by our shareholders on November 4, 2015. The ESPP initially reserves and authorizes for issuance a total of 1,100,000. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

Subject to applicable law, all employees whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the voting power or value of our ordinary shares is not eligible to purchase shares under the ESPP.

We may make one or more offerings each year to our employees to purchase shares under the ESPP, at the discretion of the administrator of the ESPP. Offerings will usually begin on each January and July and will continue for six-month periods, referred to as offering periods.

Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions from 1% to 10% of his or her eligible compensation during an offering period. Unless a participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase ordinary shares on the last business day of the offering period at a price equal to 85 % of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 550,000 ordinary shares may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of ordinary shares, valued at the grant date of the option to purchase such shares, under the ESPP in any calendar year.

An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason. We will promptly refund accumulated payroll deductions of an employee who has withdrawn from participation in the ESPP.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of ordinary shares authorized under the ESPP and certain other amendments require the approval of our shareholders.

Limitations on Liability and Indemnification Matters

To the extent permitted by the Jersey law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. See “Description of Share Capital—Limitation of Liability of Directors and Officers.” In addition, we maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

RELATED PARTY TRANSACTIONS

Since April 1, 2012, we have engaged in the following transactions with our directors, executive officers and holders of 5% or more of our ordinary shares, and affiliates of our directors, executive officers and holders of more than 5% of our ordinary shares. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

After the completion of this offering, our audit committee will be responsible for the review, approval and ratification of related-party transactions between us and any related person. The audit committee will review these transactions under our Code of Conduct, which governs conflicts of interests, among other matters, and is applicable to our employees, officers and directors.

Issuances of Securities

In September 2012, we sold 5,524,550 Series B preferred shares, which will be converted into 5,524,550 ordinary shares upon the closing of this offering. We sold these shares to entities affiliated with Insight Venture Partners, a holder of more than 5% of our outstanding ordinary shares (following such conversion), for an aggregate purchase price of approximately $40.0 million.

Subscription and Shareholders’ Agreement

Shareholders, including entities affiliated with Insight Venture Partners, Index Ventures, and Dawn Capital, each of which is a holder of more than 5% of our outstanding ordinary shares, Peter Bauer, our Chief Executive Officer and a member of our board of directors and a holder of more than 5% of our outstanding ordinary shares, and Neil Murray, our Chief Technology Officer and another member of our board of directors and a holder of more than 5% of our outstanding ordinary shares, are parties to a Subscription and Shareholders’ Agreement, dated as of September 18, 2012, which governs, among other things, the election of directors, information rights and certain actions by our company requiring the consent of our shareholders or our board of directors. The Subscription and Shareholders’ Agreement will terminate upon the completion of this offering.

Registration Rights

Following this offering’s completion, the holders of an aggregate of 29,366,270 ordinary shares, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of a Registration Rights Agreement between us and the holders of these shares, which was entered into in connection with our convertible preference share financings, and include demand registration rights, short-form registration rights and piggyback registration rights. These registration rights are assignable, subject to certain conditions, including that the assignee be bound by the terms and conditions of the subscription and shareholders’ agreement.

Demand Registration Rights

Under the terms of the Registration Rights Agreement, at any time after 180 days after the effective date of this offering, we will be required, upon the written request of the holders of a majority of the shares that are entitled to rights under the Registration Rights Agreement, held by former holders of Series A preferred shares, Series B preferred shares and founder shares, including entities affiliated with each of the Insight Venture Partners, Index Ventures and Dawn Capital, to register all or a portion of these shares for public resale as soon as reasonably practicable within 60 days of such request. We are not required to effect a registration pursuant to this provision of the Registration Rights

Agreement (i) during the period 60 days before our good faith estimate of a date of filing of, and ending 180 days after the effective date of, a registration initiated by us; (ii) after we have effected one registration pursuant to this provision of the Registration Rights Agreement at the request of former holders of Series A preferred shares or founder shares; (iii) after we have effected two registration statements pursuant to this provision of the Registration Rights Agreement at the request of former holders of Series B preferred shares; or (iv) if the initiating holders propose to dispose of securities that may be registered on Form S-3 or Form F-3. If such a registration is to be an underwritten offering, then the holders’ registration rights are conditioned upon such holders’ participation in such underwriting. We may defer the filing of a registration statement once during any twelve-month period for a period of not more than 120 days, if we provide a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be effected at that time.

Short-Form Registration Rights

If we are eligible to file a registration statement on Form S-3 or Form F-3 and have not effected more than two such registrations within the preceding twelve-month period, these holders have the right, upon written notice to us of more than 10% of the shares entitled to rights under the Registration Rights Agreement held by former holders of Series A preferred shares, Series B preferred shares, or founder shares, including each of the Insight Venture Partners, Index Ventures and Dawn Capital entities, to have such shares registered by us as soon as reasonably practicable within 45 days of such request, if the proposed aggregate price of the shares to be registered by the holders requesting registration is at least $5.0 million. However, we may defer the filing of a registration statement once during any twelve-month period for a period of not more than 120 days, if we provide a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be effected at that time.

Piggyback Registration Rights

If we register any of our securities for our own account any time after 180 days after the effective date of the registration statement for this offering, the holders of these shares are entitled to include their shares in the registration. If such registration is to be an underwritten offering, then the holders’ registration rights are conditioned on such holders’ participation in such underwriting.

Other Obligations

The registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of ordinary shares to be included in the registrations. We are generally required to bear the expense of all registrations, except underwriting discounts and commissions. The Registration Rights Agreement also contains the mutual commitment of us and the holders to indemnify each other for losses attributable to untrue statements or omission of a material fact or violations of the Securities Act or state securities laws incurred by us with registrations under the agreement. The Registration Rights Agreement also contains an agreement by the holders not to sell or otherwise transfer or dispose of securities for a period of up to 180 days following the completion of this offering.

Termination

The registration rights and our obligations thereunder terminate seven years after the closing of this offering or, as to any individual holder, at such earlier time at which all shares held by such holder can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

Agreements with Officers

We have entered into written employment agreements with each of Peter Bauer, Peter Campbell and Neil Murray. These agreements each contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. See “Management—Employment and Consulting Agreements—Executive Management.”

Other Arrangements

We are party to an arrangement with Dawn Capital, a holder of more than 5% of our outstanding ordinary shares, pursuant to which we pay Dawn Capital an amount of £12,000 per annum for the services of Norman Fiore, a member of our board of directors appointed by Dawn Capital pursuant to the Subscription and Shareholders’ Agreement.

We were party to an arrangement with Insight Venture Partners, a holder of more than 5% of our outstanding ordinary shares, pursuant to which it provides to us certain business development services, including in the areas of enterprise selling, partnerships and M&A, the build-out of our U.S. marketing department, selling to state and local government and inside sales strategies. For the three year period ended March 31, 2015, we paid an aggregate amount of $125,000 to Insight Venture Partners as consideration for such services.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2015 and as adjusted to reflect the sale of ordinary shares offered by us and the selling shareholders in this offering, by:

•	each of the members of our board of directors;

•	each of our other executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares; and

•	each of the selling shareholders.

The column entitled “Percentage of Shares Beneficially Owned—Before this Offering” is based on a total of 46,252,598 ordinary shares outstanding as of September 30, 2015. The column entitled “Percentage of Shares Beneficially Owned—After this Offering” is based on 54,002,598 ordinary shares outstanding immediately after completion of this offering.

As of September 30, 2015, we had 36 holders of record of our ordinary shares in the United States. These shareholders held in the aggregate 7,090,310 of our outstanding ordinary shares, or 15.3% of our outstanding ordinary shares as of September 30, 2015. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, investment power, which includes the power to dispose of or to direct the disposition of such security, or has the right to receive the economic benefit of ownership of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Mimecast Limited, CityPoint, One Ropemaker Street, Moorgate, London EC2Y 9AW, United Kingdom.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under the section titled “Related Party Transactions.”

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering if the underwriters’ option to purchase additional shares is not exercised		Number of shares being offered pursuant to underwriters’ option to purchase additional shares	Shares beneficially owned after the offering if the underwriters’ option to purchase additional shares is exercised
Name of beneficial owner	Number	Percentage	Number	Percentage		Number	Percentage
5% shareholders
Rock Trustees as nominees of the Butterworth Trust(1)	2,500,000	5.4%	2,500,000	4.6%	156,750	2,343,250	4.3%
Entities affiliated with Insight Venture Partners(2)	9,132,752	19.8%	9,132,752	16.9%	—	9,132,752	16.7%
Entities affiliated with Index Ventures(3)	7,843,908	17.0%	7,843,908	14.5%	—	7,843,908	14.4%
Entities affiliated with Dawn Capital(4)	6,687,370	14.5%	6,687,370	12.4%	—	6,687,370	12.3%
Executive officers and directors
Peter Bauer(5)	5,209,469	11.3%	5,209,469	9.7%	156,750	4,895,969	9.0%
Peter Campbell(6)	503,099	1.1%	503,099	*	54,167	448,932	*
Neil Murray	4,062,343	8.8%	4,062,343	7.5%	203,833	3,858,510	7.1%
Ed Jennings	—	—	—	—	—	—	—
Christopher FitzGerald	—	—	—	—	—	—	—
Bernard Dallé(7)	7,843,908	17.0%	7,843,908	14.5%	—	7,843,908	14.4%
Norman Fiore(4)	6,687,370	14.5%	6,687,370	12.4%	—	6,687,370	12.3%
Jeffrey Lieberman(2)	9,132,752	19.8%	9,132,752	16.9%	—	9,132,752	16.7%
Hagi Schwartz	—	—	—	—	—	—	—

All executive officers and directors as a group (9 persons)(8)	33,438,941	72.3%	33,438,941	61.7%	571,500	32,867,441	60.2%

(*)	Represents beneficial ownership of less than 1%.

(1)	As trustee of the Butterworth Trust, Rock Trustees Limited exercises dispositive power over the shares held by the Butterworth Trust. Peter Bauer is a beneficiary of the Butterworth Trust. The principal address of Rock Trustees Limited as Trustees the Butterworth Trust is Le Grenier, Grand Marche, Les Camps, St. Martin, Guernsey GY 4 6AA, Channel Islands.
(2)

Consists of (i) 3,474,295 shares owned by Insight Venture Partners VII, L.P.; (ii) 1,529,459 shares owned by Insight Venture Partners (Cayman) VII, L.P.; (iii) 80,415 shares owned by Insight Venture Partners VII (Co-Investors), L.P.; (iv) 219,759 shares owned by Insight Venture Partners (Delaware) VII, L.P; and (v) 3,828,824 shares owned by Insight Ventures Partners Coinvestment Fund II, L.P. (“Coinvest II”). Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of Insight Venture Associates VII, Ltd. (“IVA Ltd”). IVA Ltd is the general partner of Insight Venture Associates VII, L.P. (“IVA LP”), which is the general partner of Insight Venture Partners VII, L.P., Insight Venture Partners (Cayman) VII, L.P., Insight Venture Partners (Delaware) VII, L.P. and Insight Venture Partners VII (Co-Investors), L.P. (collectively, “Fund VII”). Holdings is also the general partner of Insight Venture Associates Coinvestment II, L.P. (“IVAC”). IVAC is the general partner of Coinvest II. Each of Jeffrey Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Sobiloff, Lieberman and Triplett are members of the board of managers of Holdings, Holdings is the sole shareholder of IVA Ltd and the general partner of IVAC, IVA LP is the general partner of Fund VII and IVAC is the general partner of Coinvest II, Messrs. Horing, Parekh, Sobiloff, Lieberman and

Triplett have voting and dispositive power over the shares noted above. The principal address of the entities affiliated with Insight Venture Management, LLC is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.
(3)	Consists of (i) 7,683,834 ordinary shares held of record by Index Ventures V (Jersey) L.P.; (ii) 62,018 ordinary shares held of record by Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. and (iii) 98,056 shares held of record by Yucca (Jersey) SLP. Index Ventures Associates V Limited, or IVA V, is the managing general partner of Index Ventures V (Jersey) L.P. and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. Yucca (Jersey) SLP is the nominee shareholder for participants in the Index co-investment scheme that is contractually required to mirror the Index Funds’ investment. Bernard Dallé, David Hall, Paul Willing, Phil Balderson and Sinéad Meehan are the members of the board of directors of IVA V and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the Index Funds. The principal address of the Index Funds and Yucca (Jersey) SLP is 44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands.
(4)	Consists of (i) 2,789,632 shares held by Dawn Enterprise Capital Fund LP; (ii) 1,057,499 shares held by Dawn Mimecast Holdings Limited; (iii) 328,166 shares held by Dawn Mimecast (II) Holdings Limited; (iv) 2,132,813 shares held by Dawn Mimecast (III) Holdings Limited; (v) 349,346 shares held by Dawn Mimecast (IV) Holdings Limited; and (vi) 29,914 shares held by Dawn Mimecast (V) Holdings Limited. Each of Dawn Mimecast Holdings Limited, Dawn Mimecast (II) Holdings Limited, Dawn Mimecast (III) Holdings Limited, Dawn Mimecast (IV) Holdings Limited and Dawn Mimecast (V) Holdings Limited is controlled by the holders of voting shares issued by them, and the majority (over 65%) of all voting shares are held in equal proportions by two family trusts, which we refer to as the trust for the Fiore family and the trust for the Overli family. Neither Mr. Fiore nor Mr. Overli, nor any other Dawn employee or director, is a trustee of these trusts, or a director of any of the funds, and thus none of them have voting or dispositive power over the shares held by the trusts or the funds. Voting and dispositive power of the trust for the Fiore family is held by LJ Skye Trustees Limited, the directors of which are Paul Quirk, Mark Veale and Robert Burton, with an address at Commerce House 1 Bowring Road, Ramsey Isle of Man IM8 2LQ British Isles. Voting and dispositive power of the trust for the Overli family is held by Bentley Trust (Malta) Limited, the directors of which are Nicholas Bryan Bentley, Melody Rooke, Malcolm Keith Becker, Eugene Warrington and Franceso Apap Bologna with an address at Level 7, Portomaso Business Tower, St Julians, Malta STJ 4011. Voting and dispositive power over the shares held by Dawn Enterprise Capital Fund LP are held by Dawn Capital LLP, the designated members of which are Norman Fiore and Haakon Overli. The address of Dawn Enterprise Capital Fund LP is Soho, London W1B 5NE, United Kingdom.
(5)	Prior to this offering, consists of (i) 2,709,469 shares held directly by Mr. Bauer and (ii) 2,500,000 shares held by Rock Trustees Limited as Trustees of the Butterworth Trust, of which Mr. Bauer is a beneficiary.
(6)	Prior to this offering, consists of (i) 288,516 shares held directly by Mr. Campbell and (ii) 214,583 shares issuable upon the exercise of share options exercisable within 60 days after September 30, 2015.
(7)	Mr. Dallé is a partner within the Index Ventures group. Advisors within the Index Ventures group provide advice to Index Ventures V (Jersey) L.P., Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P., and Yucca (Jersey) SLP (the “Index Funds”) but do not have any voting, investment and dispositive power with respect to the shares held by these entities. Mr. Dallé, who is a member of our board of directors, is a partner within the Index Ventures group.
(8)	See footnotes 1 through 7 above. Includes 214,583 shares issuable upon exercise of share options exercisable within 60 days after September 30, 2015.

DESCRIPTION OF SHARE CAPITAL

The following descriptions are summaries of the material terms of our Articles of Association and Memorandum of Association. Reference is made to the more detailed provisions of the Articles of Association and Memorandum of Association. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our Articles of Association and Memorandum of Association which is included as an exhibit to the registration statement of which this prospectus is part.

General

Our company was established under the laws of Jersey, Channel Islands, on July 28, 2015 with registered number 119119. Our register of members is kept at Queensway House, Hilgrove Street, St. Helier, Jersey JE1 1ES and our U.S. Branch register is held at 250 Royall Street, Canton, MA 02021. Our registered office is 22 Grenville Street, St. Helier, Jersey JE4 8PX. Our secretary is Peter Campbell and our assistant secretary is Mourant Ozannes Secretaries (Jersey) Limited. Under our Memorandum and Articles of Association to be effective immediately prior to the closing of this offering, our authorized share capital will consist of 300,000,000 ordinary shares, nominal value $0.012 per share and 5,000,000 preferred shares, nominal value $0.012 per share. Upon completion of this offering, there will be 54,002,598 ordinary shares outstanding.

Issued Share Capital

Our issued share capital as of September 30, 2015 was 46,252,598 ordinary shares with a nominal value of $0.012 per share assuming the conversion of all of our preferred shares into 12,576,364 ordinary shares and the conversion of the 550,000 outstanding Class C ordinary shares into 519,072 ordinary shares, which conversions will occur upon the closing of this offering. Each issued ordinary share is fully paid. We currently have no deferred shares in our issued share capital.

Ordinary Shares

The holders of ordinary shares are entitled to receive dividends in proportion to the number of ordinary shares held by them. Holders of ordinary shares are entitled, in proportion to the number of ordinary shares held by them, to share in any surplus in the event of our winding up. The holders of ordinary shares are entitled to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

Preferred Shares

Pursuant to Jersey law and our Memorandum and Articles of Association, our board of directors by resolution may establish one or more classes of preferred shares having such number of shares, designations, dividend rates, relative voting rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established would be preferential to the rights attaching to our ordinary shares and could also have the effect of discouraging an attempt to obtain control of us.

Options

As of September 30, 2015, there were options to purchase 6,109,916 ordinary shares outstanding.

Anti-Takeover Effects of Certain Provisions of Our Articles of Association

General

Our Articles of Association will contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions, as well as our ability to issue preferred shares, are designed to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeovers of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our ordinary shares and also may limit the price that investors are willing to pay in the future for our ordinary shares. These provisions may also have the effect of preventing changes in our management. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. A description of these provisions is set forth below.

Staggered Board of Directors

Our Articles of Association will provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. The terms of the Class I, Class II and Class III directors will expire in 2016, 2017 and 2018, respectively. Beginning in 2016, our shareholders will elect directors for three-year terms upon the expiration of their current terms. Our shareholders will elect only one class of directors each year. We believe that classification of our board of directors will help to ensure the continuity and stability of our business strategies and policies as determined by our board of directors. There is no cumulative voting in the election of directors. As such, this classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors also may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.

Issuance of Preferred Shares

The ability to authorize and issue preferred shares is vested in our board of directors, which makes it possible for our board of directors to issue preferred shares with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

No Shareholder Action by Written Consent

Our Articles of Association will provide that all shareholder actions are required to be taken by a vote of the shareholders at an annual or special meeting, and that shareholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take shareholder actions and would prevent the amendment of our Articles of Association or Memorandum of Association or removal of directors by our shareholders without holding a meeting of shareholders.

Advance Notice Procedure

Our Articles of Association will provide an advance notice procedure for shareholders to nominate director candidates for election, including proposed nominations of persons for election to the board of directors. Subject to the rights of the holders of any series of preferred shares, only persons nominated by, or at the direction of, our board of directors or by a shareholder who has given proper and timely notice to our secretary prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for shareholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not less than 90 nor more than 120 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not earlier than the 120th calendar day nor more than 90 days prior to such meeting or the 10th calendar day after public announcement of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Limitation of Liability of Directors and Officers

Our Articles of Association will include provisions that indemnify, to the fullest extent allowable under Jersey law, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. However, exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. We will also be expressly authorized to advance certain reasonable expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

We believe that the limitation of liability and indemnification provisions in our Articles of Association and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Other Jersey, Channel Islands Law Considerations

Purchase of Own Shares

As with declaring a dividend, we may not buy back or redeem our shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, the company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until the company is dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase shares in the manner described below.

We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders. The resolution authorizing the purchase must specify:

•	the maximum number of shares to be purchased;

•	the maximum and minimum prices which may be paid; and

•	a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Our shareholders adopted such a resolution on November 13, 2015.

We may purchase our own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares of such shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s shares or that the person purchase the holder’s shares on terms different to those under which the person made such offer.

Other than as described above and below under “—U.K. City Code on Takeovers and Mergers,” we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder’s prior purchase.

Compromises and Arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public company whose registered office is in the Channel Islands and whose securities are not admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man if the company is considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have its place of central management and control in the United Kingdom or the Channel Islands or the Isle of Man (in each case, a “Code Company”). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

•	acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or

•	who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

We currently do not anticipate being subject to the Takeover Code, as we intend to have our place of central management and control outside of the United Kingdom, the Channel Islands or the Isle of Man, but may in the future become subject to it due to changes in the board’s composition, changes in the Takeover Panel’s interpretation of the Takeover Code or other events.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.

Jersey Regulatory Matters

The Jersey Financial Services Commission, or JFSC, has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our ordinary shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

A copy of this prospectus has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Jersey Registrar of Companies has given, and has not withdrawn, his consent to its circulation.

It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the JFSC takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it. If you are in any doubt about the contents of this prospectus, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

The price of securities and the income from them can go down as well as up. Nothing in this prospectus or anything communicated to holders or potential holders of any of our ordinary shares (or interests in them) by or on behalf of the Company is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for any ordinary shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998.

The directors of the Company have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the prospectus, whether of facts or opinion. All the directors of the Company accept responsibility accordingly.

Differences in Corporate Law

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Shareholders holding 10% or more of the company’s voting rights and entitled to vote at the relevant meeting may legally require our directors to call a meeting of shareholders.

The Jersey Financial Services Commission, or JFSC, may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Corporate Law Issue	Delaware Law	Jersey Law

Interested Director Transactions

Interested director transactions are permissible and may not be legally voided if:

•  either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•  the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Cumulative Voting	The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the Jersey Companies Law relating to cumulative voting.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special	If permitted by the articles of association of a company, a written consent signed and passed by the specified majority of members may effect any

Corporate Law Issue	Delaware Law	Jersey Law

	meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.	matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the articles of association of the company require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of that company.

Limitations on Director’s Liability and Indemnification of Directors and Officers

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases or redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

A Delaware corporation may indemnify a director or officer of the corporation against

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

•  incurred in defending any civil or criminal legal proceedings where:

•  the person is either acquitted or receives a judgment in their favor;

•  where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

•  where the proceedings are settled on terms that

Corporate Law Issue	Delaware Law	Jersey Law
expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

•  incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

•  incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

•  incurred in a case in which the company normally maintains insurance for persons other than directors.

Appraisal Rights	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	No appraisal rights.

Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste	Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or

Corporate Law Issue	Delaware Law	Jersey Law

and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.

There may also be customary law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon	The memorandum of association and articles of association of a Jersey company may only be amended by special resolution (being a two-third majority if the articles of association of the

Corporate Law Issue	Delaware Law	Jersey Law

	or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, MA 02021, and its telephone number is (800) 662-7232.

Listing

Our ordinary shares have been approved for listing on the NASDAQ Global Select Market under the symbol “MIME.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 54,002,598 ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial numbers of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares, and while our shares have been approved for listing on the NASDAQ Global Select Market, we cannot assure you that a regular trading market will develop in the ordinary shares.

As a result of the lock-up agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market as follows:

Date	Number of Shares Eligible for Sale
At the date of this prospectus	0.1 million
180 days after the date of this prospectus	46.2 million

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-up Agreements

We, our officers, directors and holders of substantially all of our ordinary shares and options have agreed with the underwriters, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus with certain limited exceptions.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Share Options

Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of our ordinary shares subject to outstanding options and options and other awards issuable pursuant to our equity incentive plans. See “Management—Directors’ and Executive Management Compensation” for additional information regarding our equity compensation. Accordingly, our ordinary shares registered under the registration statements, will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

TAXATION

Jersey Tax Considerations

The following summary of the anticipated tax treatment in Jersey of the holders of ordinary shares (other than holders of ordinary shares resident in Jersey) is based on Jersey taxation law as it is understood to apply at the date of this document. It does not constitute legal or tax advice. Holders of ordinary shares should consult their professional advisers on the implications of acquiring, holding or disposing of ordinary shares under the laws of the jurisdictions(s) in which they may be liable to taxation. Holders of ordinary shares should also be aware that tax laws, rules and practice and their interpretation may change.

Our affairs are, and are intended to continue to be, managed and controlled in the United Kingdom for tax purposes and therefore we are resident in the United Kingdom for U.K. and Jersey tax purposes.

We are not regarded as resident for tax purposes in Jersey, Channel Islands. On that basis, we are not subject to income tax in Jersey. However, if we derive any income from the renting or development of land in Jersey or the importation and supply of hydrocarbon oil into Jersey, such income will be subject to tax at the rate of 20%. It is not expected that we will derive any such income.

Withholding tax

Dividends on ordinary shares may be paid by us without withholding or deduction for or on account of Jersey income tax and holders of ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares.

A paying agent established in Jersey that makes “interest payments” (as defined in the Taxation (Agreements with European Member States) (Jersey) Regulations 2005 (the “Regulations”)) to an individual beneficial owner resident in an EU Member State that is a “contracting party” (as defined in the Regulations) is obliged to communicate details of such payments to the Comptroller of Taxes in Jersey who, pursuant to the Regulations, must provide such information to the tax authorities of the EU Member State in which the beneficial owner is resident.

Goods and Services Tax

Jersey charges a tax on goods and services supplied in the Island (which we refer to as GST). We are an “international services entity” for the purposes of the Goods and Services Tax (Jersey) Law 2007 (the “GST Law”) and consequently, we are not required to:

(i) register as a taxable person pursuant to the GST Law;

(ii) charge goods and services tax in Jersey in respect of any supply made by us; or

(iii) subject to limited exceptions that are not expected to apply to us, pay goods and services tax in Jersey in respect of any supply made to us.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares to the extent such ordinary shares are deemed to be movable property in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

U.K. Tax Considerations

The following statements are a general guide to certain aspects of current U.K. tax law and the current published practice of HM Revenue and Customs, both of which are subject to change, possibly with retrospective effect.

The following statements are intended to apply to holders of ordinary shares who are only resident for tax purposes in the U.K., who hold the ordinary shares as investments and who are the beneficial owners of the ordinary shares. The statements may not apply to certain classes of holders of ordinary shares, such as dealers in securities and persons acquiring ordinary shares in connection with their employment. Prospective investors in ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the ordinary shares should consult their own tax advisers.

Withholding tax

We will not be required to deduct or withhold U.K. tax at source from dividend payments we make.

Stamp duty and stamp duty reserve tax

No stamp duty reserve tax will be payable on the issue of the ordinary shares or on any transfer of our ordinary shares, provided that the ordinary shares are not registered in a register kept in the United Kingdom. It is not intended that such a register will be kept in the United Kingdom.

No stamp duty will be payable on the issue of the ordinary shares by us. No stamp duty will be payable on a transfer of our ordinary shares provided that (i) any instrument of transfer is not executed inside the United Kingdom, and (ii) such instrument of transfer does not relate to any property situated, or any matter or thing done or to be done, in the United Kingdom.

Dividends

Individuals

Please note that significant changes to the UK taxation of dividends for individual holders are expected to take effect from April 2016. What follows is a summary of the current rules. Please see the following section titled Proposed changes to taxation of dividends for individuals for more information.

An individual holder who receives a dividend from us will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual holder’s liability to income tax is calculated on the aggregate of the dividend (the “declared dividend”) and the tax credit (such aggregate being the “gross dividend”) which will be regarded as the top slice of the individual’s income. The tax credit will be equal to 10% (2015/16) of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

An individual holder who is not liable to income tax in respect of the dividend will not be entitled to reclaim any part of the tax credit. An individual holder who is liable to income tax at the basic rate will be subject to income tax on the dividend at the rate of 10% (2015/16) of the gross dividend so that the tax credit will satisfy in full such holder’s liability to income tax on the dividend.

An individual holder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5% (2015/16) of the gross dividend, but will be able to set the tax credit off against part of this liability. The effect of the set off of the U.K. tax credit is that such a holder will have to account for additional tax equal to 25% of the declared dividend.

An individual holder liable to income tax at the additional rate will be subject to income tax on the gross dividend at 37.5% (2015/16) of the gross dividend, but will be able to set the tax credit off against part of this liability. The effect of that set off of the U.K. tax credit is that such a holder will have to account for additional tax equal to approximately 30.6% of the declared dividend.

Proposed changes to taxation of dividends for individuals

On July 8, 2015, the Chancellor announced in Summer Budget 2015 that legislation will be implemented, taking effect from April 2016, to abolish the current dividend tax credit for individuals. It is proposed that it will be replaced with a new tax-free allowance of £5,000 in dividend income per tax year. Dividend income in excess of the tax-free allowance will be taxed at the following rates:

(i) 7.5% (basic rate taxpayers);

(ii) 32.5% (high rate taxpayers); and

(iii) 38.1% (additional rate taxpayers).

The new legislation is expected to form part of the Finance Bill 2016.

Corporate shareholders within the charge to U.K. corporation tax

Holders of ordinary shares within the charge to U.K. corporation tax which are “small companies” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 (for the purposes of U.K. taxation of dividends) will not be subject to U.K. corporation tax on any dividend received from us provided certain conditions are met (including an anti-avoidance condition).

Other holders within the charge to U.K. corporation tax will not normally be subject to tax on dividends from us.

If the conditions for exemption are not met or cease to be satisfied, or such a holder elects for an otherwise exempt dividend to be taxable, the holder will be subject to U.K. corporation tax on dividends received from us, at the rate of corporation tax applicable to that holder.

A corporate holder resident in the U.K. who is not liable to tax on dividends from us will not be entitled to reclaim any part of the tax credit.

Capital gains

Individuals

For individual holders, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of ordinary shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2015/2016 U.K. tax year is £11,100.

If, after all allowable deductions, an individual holder’s taxable income for the year exceeds the basic rate U.K. income tax limit, a taxable chargeable gain accruing on a disposal or deemed disposal of the ordinary shares would be taxed at 28%. Otherwise, such a gain may be taxed at 18% or 28% or a combination of both rates.

Companies

A disposal or deemed disposal of ordinary shares by a holder within the charge to U.K. corporation tax may give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemptions or reliefs. Corporation tax is charged on chargeable gains at the rate applicable to that company. Holders within the charge to U.K. corporation tax will, for the purposes of computing chargeable gains, be allowed to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation.

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;

•	S corporations;

•	certain former citizens or long term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that acquire ordinary shares as a result of holding or owning our preferred shares;

•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value our shares; and

•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company,” or a PFIC.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions.    Subject to the discussion under “passive foreign investment company considerations,” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to ordinary shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below).

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, exchange or other taxable disposition of our ordinary shares.    Subject to the discussion below under “Passive foreign investment company considerations,” a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those ordinary shares. Subject to the discussion under “Passive foreign investment company considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Capital gain from the sale, exchange or other taxable disposition of ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Medicare Tax.    Certain U.S. holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Passive foreign investment company considerations.    If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a CFC for the year being tested, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income, and also includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless (i) we cease to be a PFIC and (ii) the U.S. holder makes a “deemed sale” election under PFIC rules.

We believe that we were not a PFIC during our 2014 taxable year and do not expect to be a PFIC during our 2015 taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from this offering in our business. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement are disregarded). The

NASDAQ Global Select Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. holder.

We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we were treated as a PFIC for any taxable year. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our ordinary shares, receives distributions with respect to our ordinary shares, or has made a mark-to-market election with respect to our ordinary shares the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. In addition, in general, a U.S. person who is shareholder of a PFIC is required to file a Form 8621 annually to report information regarding such person’s PFIC shares if on the last day of the shareholder’s taxable year the aggregate value of all stock owned directly or indirectly by the shareholder exceeds $25,000 ($50,000 for joint filers), or for stock owned indirectly through another PFIC exceeds $5,000. If a U.S. person holds an interest in a domestic partnership (or a domestic entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an S corporation that owns interest in a PFIC, as long as the partnership or S corporation itself has filed the form and has made a qualified electing fund or mark-to-market election, the members of the partnership aren’t required to file the IRS Form 8621. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary share.

Backup Withholding and Information Reporting.    U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements With Respect to Payments of Offer Price.    U.S. holders paying more than $100,000 for our ordinary shares generally may be required to file IRS Form 926 reporting the payment of the Offer Price for our ordinary shares to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign Asset Reporting.    Certain U.S. holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. An asset with respect to which an IRS Form 8621 has been filed does not have to be reported on form 8938, however, U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

The company, the selling shareholders and the underwriters named below propose to enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,255,000
Barclays Capital Inc.	1,666,250
Jefferies LLC	1,259,375
RBC Capital Markets, LLC	1,259,375
Oppenheimer & Co. Inc.	310,000

Total	7,750,000

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional 591,000 shares from the company and up to an additional 571,500 shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling shareholders. Such amounts are shown assuming no exercise or full exercise of the underwriters’ option to purchase 1,162,500 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$0.70	$0.70
Total	$5,425,000	$5,838,700

Paid by the Selling Shareholders

Full Exercise
Per Share	$0.70
Total	$400,050

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.420 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors and holders of substantially all of the company’s ordinary shares and options have agreed with the underwriters, subject to certain limited exceptions, not to directly or indirectly, offer, sell, contract to sell, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of their ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated between the company and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, was the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The company’s ordinary shares have been approved for listing on the NASDAQ Global Select Market under the symbol “MIME”.

In connection with the offering, the underwriters may purchase and sell the ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.2 million, which includes no more than $25,000 that the company has agreed to reimburse the underwriters for certain FINRA related expenses incurred by them in connection with this offering. The underwriters have agreed to reimburse us for certain of our out-of-pocket expenses incurred in connection with this offering.

The company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may in the future provide a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the ordinary shares are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal person who is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive 2010/73/EU, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at persons who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

EXPENSES OF THE OFFERING

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the listing fee.

SEC registration fee	$10,770
FINRA filing fee	16,543
Listing fee	200,000
Printing and engraving	180,000
Legal fees and expenses	2,075,000
Accounting fees and expenses	1,500,000
Transfer agent and registrar fees	10,000
Miscellaneous	207,687

Total	$4,200,000

LEGAL MATTERS

Certain legal matters with respect to U.S. securities law in connection with this offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters with respect to English law and Jersey law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Taylor Wessing LLP, U.K. and Mourant Ozannes, Jersey, respectively. Certain legal matters with respect to U.S. securities law in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York. Certain legal matters with respect to Jersey law in connection with this offering will be passed upon for the underwriters by Carey Olsen, Jersey.

EXPERTS

The consolidated financial statements of Mimecast Limited at March 31, 2014 and 2015, and for each of the two years in the period ended March 31, 2015, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are organized under the laws of the Bailiwick of Jersey. A substantial number of our directors and officers reside outside the United States, and all or a substantial portion of our assets, and all or a substantial portion of the assets of such persons, are located outside the United States. As a result, it may not be possible to effect service of process within the United States on us or our directors and management, or to enforce against us or such persons judgments obtained in a U.S. court, including judgments predicated upon civil liability provisions of the federal securities or other laws of the U.S. or any U.S. state.

We have appointed Mimecast North America, Inc. as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction arising out of or based on the underwriting agreement related to the ordinary shares.

A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

•	the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;

•	the judgment is final and conclusive (if the judgment is subject to a possible appeal enforcement may be stayed until any appeal is resolved);

•	the judgment is for a debt or definite sum of money, not being taxes, fines or similar penalties, or multiple damages (although the Jersey courts have inherent jurisdiction to recognise and enforce an in personam judgment of a foreign court at the Jersey court’s discretion in certain circumstances);

•	the defendant is not immune under the principles of public international law;

•	the same matters at issue in the case were not previously the subject of a judgment or disposition in a court of another jurisdiction;

•	the judgment was not obtained by fraud; and

•	the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called “natural justice” and rights under the European Convention on Human Rights, which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial within a reasonable period of time before an independent and impartial tribunal.

Jersey courts award compensation for the loss or damage actually sustained by the plaintiff. The Jersey courts have considered but never awarded punitive or exemplary damages which are only available in appropriate circumstances and there is therefore some doubt as to whether they would enforce an award of such damages as a matter of course. Whether a particular judgment may be deemed contrary to Jersey public policy depends on the facts of each case, though judgments found to be exorbitant, unconscionable, or excessive may be deemed as contrary to public policy. Pursuant to the Protection of Trading Interests Act 1980, a statute of the United Kingdom extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983, the Jersey courts will not enforce a judgment against a qualifying defendant, which would include us, for an amount arrived at by multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment is given.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements pursuant to Section 14 of the Exchange Act or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC approximately 45 days after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F within four months after the end of our fiscal year. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. Our annual consolidated financial statements will be prepared in accordance with U.S. GAAP.

We also maintain an internet website at www.mimecast.com. Information contained in or connected to our website is not a part of this prospectus.

MIMECAST LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Mimecast Limited

We have audited the accompanying consolidated balance sheets of Mimecast Limited (the Company) as of March 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive loss, convertible preferred shares and shareholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mimecast Limited at March 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 16, 2015,

except for Notes 1

and 14, as to which

the date is

November 6, 2015

MIMECAST LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	At March 31,		At September 30, 2015
	2014	2015	2015	Pro Forma
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$19,158	$32,890	$34,051	$34,051
Accounts receivable, net	22,874	25,267	27,322	27,322
Prepaid expenses and other current assets	6,152	4,982	4,557	4,557

Total current assets	48,184	63,139	65,930	65,930
Property and equipment, net	24,974	23,159	24,377	24,377
Other assets	2,625	2,531	5,558	5,558

Total assets	$75,783	$88,829	$95,865	$95,865

Liabilities, convertible preferred shares and shareholders’ (deficit) equity
Current liabilities
Accounts payable	$6,912	$4,674	$4,126	$4,126
Accrued expenses and other current liabilities	9,052	10,902	11,662	11,662
Deferred revenue	38,195	45,267	48,893	48,893
Current portion of long-term debt	3,117	5,278	5,403	5,403

Total current liabilities	57,276	66,121	70,084	70,084
Deferred revenue, net of current portion	7,936	8,041	8,603	8,603
Long-term debt	5,975	7,086	4,558	4,558
Other non-current liabilities	2,041	2,127	2,345	2,345

Total liabilities	73,228	83,375	85,590	85,590

Commitments and contingencies (Note 10)

Convertible preferred shares (Note 7)	59,305	59,305	59,305	—

Shareholders’ (deficit) equity
Ordinary shares, $0.012 par value, 118,657,039 shares authorized; 32,043,828, 32,928,499 and 33,707,162 shares issued and outstanding at March 31, 2014 and 2015 and September 30, 2015 (actual), respectively, and 46,252,598 shares issued and outstanding at September 30, 2015 (pro forma)	385	395	404	555
Additional paid-in capital	26,276	32,417	35,597	96,553
Accumulated deficit	(85,617)	(85,332)	(85,413)	(87,215)
Accumulated other comprehensive income (loss)	2,206	(1,331)	382	382

Total shareholders’ (deficit) equity	(56,750)	(53,851)	(49,030)	10,275

Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$75,783	$88,829	$95,865	$95,865

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
			(unaudited)
Revenue	$88,315	$116,085	$55,546	$67,835
Cost of revenue	28,673	36,821	18,062	20,069

Gross profit	59,642	79,264	37,484	47,766

Operating expenses
Research and development	12,844	14,461	7,910	7,463
Sales and marketing	46,971	51,224	26,501	27,977
General and administrative	11,187	15,806	9,528	8,713
Restructuring	—	1,203	1,263	—

Total operating expenses	71,002	82,694	45,202	44,153

(Loss) income from operations	(11,360)	(3,430)	(7,718)	3,613
Other income (expense)
Interest income	86	62	33	29
Interest expense	(542)	(703)	(311)	(345)
Foreign exchange (expense) income	(5,055)	4,508	640	(3,100)

Total other (expense) income, net	(5,511)	3,867	362	(3,416)

(Loss) income before income taxes	(16,871)	437	(7,356)	197
Provision for income taxes	19	152	76	278

Net (loss) income	$(16,890)	$285	$(7,432)	$(81)

Reconciliation of net (loss) income to net (loss) income applicable to ordinary shareholders
Net (loss) income	$(16,890)	$285	$(7,432)	$(81)
Net (loss) income applicable to participating securities	—	80	—	—

Net (loss) income applicable to ordinary shareholders—basic	$(16,890)	$205	$(7,432)	$(81)

Net (loss) income	$(16,890)	$285	$(7,432)	$(81)
Net (loss) income applicable to participating securities	—	75	—	—

Net (loss) income applicable to ordinary shareholders—diluted	$(16,890)	$210	$(7,432)	$(81)

Net (loss) income per share applicable to ordinary shareholders: (Note 2)
Basic	$(0.53)	$0.01	$(0.23)	$(0.00)

Diluted	$(0.53)	$0.01	$(0.23)	$(0.00)

Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	31,719	32,354	32,058	33,371
Diluted	31,719	36,075	32,058	33,371

Pro forma net loss per share applicable to ordinary shareholders (unaudited): (Note 2)
Basic		$(0.03)		$(0.04)

Diluted		$(0.03)		$(0.04)

Pro forma weighted-average number of ordinary shares used in computing pro forma net loss per share applicable to ordinary shareholders (unaudited):
Basic		44,899		45,916
Diluted		44,899		45,916

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands)

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
			(unaudited)
Net (loss) income	$(16,890)	$285	$(7,432)	$(81)
Other comprehensive (loss) income:
Foreign currency translation adjustment	3,578	(3,537)	(506)	1,713

Comprehensive (loss) income	$(13,312)	$(3,252)	$(7,938)	$1,632

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND

SHAREHOLDERS’ (DEFICIT) EQUITY

(in thousands)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ (Deficit) Equity
	Number of Shares	Amount	Number of Shares	Amount
Balance at March 31, 2013	12,576	$59,305	32,003	$384	$25,015	$(68,727)	$(1,372)	$(44,700)
Net loss	—	—	—	—	—	(16,890)	—	(16,890)
Foreign currency translation adjustment	—	—	—	—	—	—	3,578	3,578
Issuance of ordinary shares upon exercise of share options	—	—	41	1	29	—	—	30
Share-based compensation	—	—	—	—	1,232	—	—	1,232

Balance at March 31, 2014	12,576	59,305	32,044	385	26,276	(85,617)	2,206	(56,750)
Net income	—	—	—	—	—	285	—	285
Foreign currency translation adjustment	—	—	—	—	—	—	(3,537)	(3,537)
Issuance of ordinary shares upon exercise of share options	—	—	868	10	622	—	—	632
Issuance of ordinary shares upon settlement of liability awards	—	—	16	—	93	—	—	93
Share-based compensation	—	—	—	—	5,426	—	—	5,426

Balance at March 31, 2015	12,576	59,305	32,928	395	32,417	(85,332)	(1,331)	(53,851)
Net loss (unaudited)	—	—	—	—	—	(81)	—	(81)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	1,713	1,713
Issuance of ordinary shares upon exercise of share options (unaudited)	—	—	729	9	452	—	—	461
Issuance of ordinary shares upon settlement of liability awards (unaudited)	—	—	50	—	523	—	—	523
Excess tax benefits related to exercise of share options (unaudited)	—	—	—	—	226	—	—	226
Share-based compensation (unaudited)	—	—	—	—	1,979	—	—	1,979

Balance at September 30, 2015 (unaudited)	12,576	59,305	33,707	404	35,597	(85,413)	382	(49,030)
Conversion of convertible preferred shares into ordinary shares (unaudited)	(12,576)	(59,305)	12,576	151	59,154	—	—	59,305
Class C ordinary shares lost upon conversion to Class A ordinary shares	—	—	(31)	—	—	—	—	—
Share-based compensation expense recognized upon closing of the proposed IPO (unaudited)	—	—	—	—	1,802	(1,802)	—	—

Pro Forma Balance at September 30, 2015 (unaudited)	—	$—	46,252	$555	$96,553	$(87,215)	$382	$10,275

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
			(unaudited)
Operating activities
Net (loss) income	$(16,890)	$285	$(7,432)	$(81)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	8,958	11,028	5,589	5,207
Share-based compensation expense	1,232	5,426	4,226	1,979
Provision for doubtful accounts	23	133	43	25
Loss (gain) on disposal of fixed assets	69	(16)	(5)	(5)
Non-cash interest expense	91	110	52	54
Excess tax benefits related to exercise of share options	—	—	—	(226)
Unrealized currency loss (gain) on foreign denominated intercompany transactions	2,264	(4,052)	(726)	2,757
Changes in assets and liabilities:
Accounts receivable	(6,563)	(4,334)	2,759	(2,275)
Prepaid expenses and other current assets	(354)	684	348	783
Other assets	(1,674)	(206)	8	(167)
Accounts payable	144	(38)	206	(446)
Deferred revenue	8,786	11,378	880	3,861
Accrued expenses and other liabilities	2,947	2,849	(61)	483

Net cash (used in) provided by operating activities	(967)	23,247	5,887	11,949
Investing activities
Purchases of property and equipment	(17,888)	(12,583)	(8,412)	(7,402)

Net cash used in investing activities	(17,888)	(12,583)	(8,412)	(7,402)
Financing activities
Proceeds from exercises of share-based awards	30	632	334	461
Excess tax benefits related to exercise of share options	—	—	—	226
Payments on debt	(252)	(3,483)	(1,581)	(2,759)
Proceeds from issuance of debt, net of issuance costs	—	8,282	8,282	—
Payment of deferred initial public offering issuance costs	—	—	—	(1,582)

Net cash (used in) provided by financing activities	(222)	5,431	7,035	(3,654)
Effect of foreign exchange rates on cash	1,777	(2,363)	(541)	268

Net (decrease) increase in cash and cash equivalents	(17,300)	13,732	3,969	1,161
Cash and cash equivalents at beginning of period	36,458	19,158	19,158	32,890

Cash and cash equivalents at end of period	$19,158	$32,890	$23,127	$34,051

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$451	$593	$259	$281

Cash paid during the period for income taxes	$28	$32	$22	$19

Supplemental disclosure of non-cash investing and financing activities
Unpaid purchases of property and equipment	$3,345	$1,591	$1,330	$1,002

Unpaid deferred initial public offering issuance costs	$—	$—	$—	$1,117

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2014 and 2015 and the six months ended September 30, 2014 and 2015

(in thousands, except share and per share data, unless otherwise noted)

1. Organization and Description of Business

Mimecast Limited (Mimecast Jersey) is a public limited company organized under the laws of the Bailiwick of Jersey on July 28, 2015. On November 4, 2015, Mimecast Jersey changed its corporate structure whereby it became the holding company of Mimecast Limited (Mimecast UK), a private limited company incorporated in 2003 under the laws of England and Wales, and its wholly-owned subsidiaries by way of a share-for-share exchange in which the shareholders of Mimecast UK exchanged their shares in Mimecast UK for an identical number of shares of the same class in Mimecast Jersey. Upon the exchange, the historical consolidated financial statements of Mimecast UK became the historical consolidated financial statements of Mimecast Jersey.

Mimecast Jersey and its subsidiaries (together the Group, the Company, Mimecast or we) is headquartered in London, England. The principal activity of the Group is the provision of email management services. Mimecast delivers a software-as-a-service (SaaS) enterprise email management service for archiving, continuity, and security. By unifying disparate and fragmented email environments into one holistic solution from the cloud, Mimecast minimizes risk and reduces cost and complexity while providing total end-to-end control of email. Mimecast’s proprietary software platform provides a single system to address key email management issues. Mimecast operates principally in the United Kingdom, the United States and South Africa.

The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development including, but not limited to, rapid technological changes, competition from substitute products and services from larger companies, customer concentration, management of international activities, protection of proprietary rights, patent litigation, and dependence on key individuals.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements. The Company believes that a significant accounting policy is one that is both important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective, or complex judgments, often as the result of the need to make estimates about the effect of matters that are inherently uncertain.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro Forma Presentation

The unaudited pro forma consolidated balance sheet as of September 30, 2015 and the unaudited pro forma statement of convertible preferred shares and shareholders’ (deficit) equity for the six months ended September 30, 2015 reflect the automatic conversion, at the closing of an initial public offering (IPO) of the Company’s ordinary shares, of all outstanding convertible preferred shares into 12,576,364 ordinary shares based on the convertible preferred shares outstanding at September 30, 2015. Additionally, as discussed further below, certain share-based awards granted by the Company, which are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, will become exercisable upon the consummation of an IPO. Share-based compensation expense associated with the share-based awards that have satisfied the service condition as of September 30, 2015 are included in the unaudited pro forma net loss.

Additionally, as described further in Note 8, all of the outstanding Founder Shares, Class B ordinary shares (Class B Shares) and Class C ordinary shares (Class C Shares) will automatically convert into Class A ordinary shares (Class A Shares) immediately prior to the closing of an IPO. The Founder and Class B Shares will convert at a ratio of 1:1. Each outstanding Class C Share is convertible into the number of Class A Shares equal to a fraction, the numerator of which is the excess of the IPO price over £0.372 and the denominator is the IPO price. For purposes of the unaudited pro forma financial information included within these financial statements, the conversion of the Class C Shares has been performed assuming a weighted-average conversion ratio of 0.9438-to-1, which was calculated at the IPO price of $10.00 per share, which is the price set forth on the front cover of the Company’s prospectus. Additionally, the conversion factor of £0.372 has been translated into U.S. dollars at the rate of £1.00 to $1.5116. Based on these assumptions, the 550,000 outstanding Class C Shares as of March 31, 2015 and September 30, 2015 will convert into 519,072 Class A Shares.

Unaudited pro forma basic and diluted net loss per share has been computed using the weighted-average number of ordinary shares outstanding after giving pro forma effect to the conversion of all convertible preferred shares into ordinary shares, as well as the conversion of outstanding Class C Shares into ordinary shares, as if such conversions had occurred as of the date of original issuance.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2015, the consolidated statements of operations, comprehensive (loss) income and cash flows for the six months ended September 30, 2014 and 2015, and the consolidated statement of convertible preferred shares and shareholders’ deficit for the six months ended September 30, 2015 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair presentation of the Company’s financial position at September 30, 2015 and its results of operations, comprehensive (loss) income and its cash flows for the six months ended September 30, 2014 and 2015. The results for the six months ended September 30, 2015 are not necessarily indicative of the results expected for the year ending March 31, 2016 or any future period.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.

Significant estimates relied upon in preparing these consolidated financial statements include revenue recognition, allowances for doubtful accounts, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the determination of the fair value of share-based awards issued, share-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.

Subsequent Events Considerations

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated as required. See Note 14.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of investments at the time of purchase, and re-evaluates such determination at each balance sheet date.

Cash and cash equivalents consist of cash on deposit with banks and amounts held in interest-bearing money market funds. Cash equivalents are carried at cost, which approximates their fair market value.

Revenue Recognition

The Company derives its revenue from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing the Company’s cloud services and from customers purchasing additional support beyond the standard support that is included in the basic subscription fees; and (2) related professional services and other revenue, which consists primarily of set-up and ingestion fees as well as training fees.

The Company recognizes revenue when all of the following conditions are satisfied:

•	there is persuasive evidence of an arrangement;

•	the service has been or is being provided to the customer;

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

The Company’s subscription arrangements provide customers the right to access its hosted software applications. Customers do not have the right to take possession of the Company’s software during the hosting arrangement. Accordingly, the Company recognizes revenue in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

The Company’s products and services are sold directly by the Company’s sales force and also indirectly by third-party resellers. In accordance with the provisions of ASC 605, the Company has considered certain factors in determining whether the end-user or the third-party reseller is the Company’s customer in arrangements involving resellers. The Company has concluded that in the majority of transactions with resellers, the reseller is the Company’s customer. In these arrangements, the Company considered that it is the reseller, and not the Company, that has the relationship with the end-user. Specifically, the reseller has the ability to set pricing with the end-user and the credit risk with the end-user is borne by the reseller. Further, the reseller is not obligated to report its transaction price with the end-user to the Company, and in the majority of transactions, the Company is unable to determine the amount paid by the end-user customer to the reseller in these transactions. As a result of such considerations, revenue for these transactions is presented in the accompanying consolidated statements of operations based upon the amount billed to the reseller. For transactions where the Company has determined that the end-user is the ultimate customer, revenue is presented in the accompanying consolidated statements of operations based on the transaction price with the end-user.

Subscription and support revenue is recognized ratably over the term of the contract, typically one year in duration, beginning on the commencement date of each contract.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

The Company’s professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, these revenues are recognized as the services are rendered.

Revenue is presented net of any taxes collected from customers.

At times, the Company may enter into arrangements with multiple-deliverables that generally include multiple subscriptions, premium support and professional services. For arrangements with multiple deliverables, the Company evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered items is considered probable and substantially within our control.

If the deliverables are determined to qualify as separate units of accounting, consideration is allocated to each unit of accounting based on the units’ relative selling prices. The Company determines the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value (VSOE), if available, or its best estimate of selling price (BESP), if VSOE is not available. The Company has determined that third-party evidence of selling price (TPE) is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third-party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subscription services have standalone value as such services are often sold separately. In determining whether professional services sold together with the subscription services have standalone value, the Company considers the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the determination that customers cannot resell the services that Mimecast provides, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. Professional services sold at the time of the multiple-element subscription arrangement typically include customer set-up and ingestion services. To date, the Company has concluded that all of these professional services included in executed multiple-deliverable arrangements do not have standalone value and are therefore not considered separate units of accounting. These professional services are purchased by customers only in contemplation of, or in concert with, purchasing one of the hosted subscription solutions and, therefore, are not considered a substantive service, such that the provision of such service does not reflect the culmination of the earnings process. Mimecast does not sell these services without the related underlying primary subscription as there would be no practical interest or need on the behalf of a customer to buy these services without the underlying subscription. The Company does not have any knowledge of other vendors selling these services on a stand-alone basis and there is no way for an end-user to resell the deliverable. Accordingly, the deliverables within the arrangement including both subscription services and other professional services are accounted for as a single unit of accounting in accordance with the guidance in SAB No. 104. On these occasions, revenue for the professional services deliverables in the arrangement is recognized on a straight-line basis over the contractual term or the average customer life, as further described below.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. In addition, deferred revenue consists of amounts paid by customers related to upfront set-up or ingestion fees. Revenue related to such services is recognized over the contractual term or the average customer life, whichever is longer. The estimated customer life has been determined to be five years.

Deferred revenue that is expected to be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent in the accompanying consolidated balance sheets.

Cost of Revenue

Cost of revenue primarily consists of expenses related to supporting and hosting the Company’s product offerings and delivering professional services. These costs include salaries, benefits, incentive compensation and share-based compensation expense related to the management of the Company’s data centers, customer support team and the Company’s professional services team, in addition to third-party service provider costs such as data center and networking expenses, allocated overhead and depreciation expense.

Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments, which potentially subject us to

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. We maintain our cash and cash equivalents with major financial institutions of high-credit quality. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits.

Credit risk with respect to accounts receivable is dispersed due to our large number of customers. The Company’s accounts receivable are derived from revenue earned from customers primarily located in the United Kingdom, the United States, and South Africa. The Company generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable. As of March 31, 2014 and 2015, and September 30, 2015, no individual customer represented more than 10% of our accounts receivable. During the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015, no individual customer represented more than 10% of our revenue.

Allowance for Doubtful Accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when a loss is reasonably expected to occur. The allowance for doubtful accounts is established to represent the best estimate of the net realizable value of the outstanding accounts receivable. The development of the allowance for doubtful accounts is based on a review of past due amounts, historical write-off and recovery experience, as well as aging trends affecting specific accounts and general operational factors affecting all amounts. In addition, factors are developed utilizing historical trends in bad debts, returns and allowances.

We consider current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If circumstances relating to specific customers change or unanticipated changes occur in the general business environment, our estimates of the recoverability of receivables could be further adjusted. For the years ended March 31, 2014 and 2015 bad debt expense was $23 and $133, respectively. For the six months ended September 30, 2014 and 2015 bad debt expense was $43 and $25, respectively. The allowance for doubtful accounts as of March 31, 2014 and 2015 and September 30, 2015 was not material.

Property and Equipment

Property and equipment are stated at cost, and are depreciated using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net income (loss) in the period of retirement or sale. The estimated useful lives of the Company’s property and equipment are as follows:

Estimated Useful Life
Computer equipment	3 to 5
Leasehold improvements	Lesser of asset life or lease term
Furniture and fixtures	5
Office equipment	3

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable. In these instances, the Company recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. During this review, the Company re-evaluates the significant assumptions used in determining the original cost and estimated lives of long-lived assets. Although the assumptions may vary from asset to asset, they generally include operating results, changes in the use of the asset, cash flows, and other indicators of value. Management then determines whether the remaining useful life continues to be appropriate, or whether there has been an impairment of long-lived assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets’ recovery. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

For the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015, the Company did not identify any impairment of its long-lived assets.

Deferred IPO Issuance Costs

Share issuance costs, which primarily consist of direct incremental legal and accounting fees relating to the IPO, are deferred. The deferred issuance costs will be offset against IPO proceeds upon the consummation of the Company’s proposed offering. In the event the IPO is terminated, or delayed more than 90 days, deferred offering costs will be expensed. As of September 30, 2015, the Company had deferred IPO issuance costs totaling $2.7 million. As of March 31, 2014 and 2015, there were no deferred IPO issuance costs recorded. Deferred issuance costs are included in other assets in the accompanying consolidated balance sheets.

Disclosure of Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and borrowings under the Company’s long-term debt arrangements, approximated their fair values at March 31, 2014 and 2015 and September 30, 2015, due to the short-term nature of these instruments, and for the long-term debt, the interest rates the Company believes it could obtain for borrowings with similar terms.

The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. See below for further discussion.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a three-level valuation hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs).

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

•	Level 1 inputs—Unadjusted observable quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company evaluates assets and liabilities subject to fair value measurements on a recurring and nonrecurring basis to determine the appropriate level to classify them for each reporting period.

Cash equivalents include money market funds with original maturities of 90 days or less from the date of purchase. The fair value measurement of these assets is based on quoted market prices in active markets for identical assets and, therefore, these assets are recorded at fair value on a recurring basis and classified as Level 1 in the fair value hierarchy for all periods presented. As of March 31, 2014 and 2015 and September 30, 2015, cash equivalents held in money market funds totaled $2.3 million, $10.9 million, and $12.8 million, respectively.

As of March 31, 2014 and 2015 and September 30, 2015, we did not have any assets or liabilities measured at fair value on a recurring basis using significant other observable inputs (Level 2) or on a recurring basis using significant unobservable inputs (Level 3).

The Company measures eligible assets and liabilities at fair value, with changes in value recognized in earnings. Fair value treatment may be elected either upon initial recognition of an eligible asset or liability or, for an existing asset or liability, if an event triggers a new basis of accounting. The Company did not elect to remeasure any of its existing financial assets or liabilities, and did not elect the fair value option for any financial assets and liabilities transacted in the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software Development Costs

Costs incurred to develop software applications used in the Company’s SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. During the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015, the Company believes the substantial majority of its development efforts were either in the preliminary project stage of development or in the operation stage (post-implementation), and accordingly, no costs have been capitalized during these periods. These costs are included in the accompanying consolidated statements of operations as research and development expense.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. We determine the functional currency for our foreign subsidiaries by reviewing the currencies in which its respective operating activities occur. The functional currency of the Company’s foreign subsidiaries is the local currency of each subsidiary. All assets and liabilities in the balance sheets of entities whose functional currency is a currency other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at period-end rates, (ii) income statement accounts at weighted-average exchange rates for the period, and (iii) shareholders’ equity accounts at historical exchange rates. Foreign exchange transaction gains and losses are included in foreign exchange (expense) income in the accompanying consolidated statements of operations. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

Net Income (Loss) Per Share

Net income (loss) per share information is determined using the two-class method, which includes the weighted-average number of ordinary shares outstanding during the period and other securities that participate in dividends (a participating security). The Company considers the convertible preferred shares to be participating securities because they include rights to participate in dividends with the ordinary shares.

Under the two-class method, basic net income (loss) per share attributable to ordinary shareholders is computed by dividing the net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted net income (loss) per share attributable to ordinary shareholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method. The Company allocates net income first to preferred shareholders based on dividend rights under the Company’s articles of association and then to preferred and ordinary shareholders based on ownership interests. Net losses are not allocated to preferred shareholders as they do not have an obligation to share in the Company’s net losses.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Diluted net income (loss) per share gives effect to all potentially dilutive securities. Potential dilutive securities consist of ordinary shares issuable upon the exercise of share options and ordinary shares issuable upon the conversion of our convertible preferred shares.

The following table presents the calculation of basic and diluted net (loss) income per share (in thousands, except per share data):

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
			(unaudited)
Numerator:
Net (loss) income	$(16,890)	$285	$(7,432)	$(81)
Net (loss) income applicable to participating securities	—	80	—	—

Net (loss) income applicable to ordinary shareholders—basic	$(16,890)	$205	$(7,432)	$(81)

Net (loss) income	$(16,890)	$285	$(7,432)	$(81)
Net income (loss) applicable to participating securities	—	75	—	—

Net (loss) income applicable to ordinary shareholders—diluted	$(16,890)	$210	$(7,432)	$(81)

Denominator:
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders—basic	31,719	32,354	32,058	33,371
Dilutive effect of share equivalents resulting from share options and restricted shares	—	3,721	—	—

Weighted-average number of ordinary shares used in computing net (loss) income per share—diluted	31,719	36,075	32,058	33,371
Net (loss) income per share applicable to ordinary shareholders:
Basic	$(0.53)	$0.01	$(0.23)	$(0.00)

Diluted	$(0.53)	$0.01	$(0.23)	$(0.00)

The following potentially dilutive ordinary share equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the years ended March 31, 2014 and 2015 and the six months ended September 30, 2014 and 2015 as their effect would have been anti-dilutive for the periods presented (in thousands):

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
			(unaudited)
Share options outstanding	6,251	—	6,014	6,110
Convertible preferred shares	12,576	—	12,576	12,576

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro Forma Net Loss Per Share

Unaudited pro forma basic and diluted net loss per share has been computed using the weighted-average number of ordinary shares outstanding after giving pro forma effect to the conversion of all convertible preferred shares into ordinary shares, as well as the conversion of the 550,000 outstanding Class C Shares into 519,072 ordinary shares, as if such conversions had occurred as of the date of original issuance. Additionally, as discussed further below, certain share-based awards granted by the Company, which are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, will become exercisable upon the consummation of an IPO. Share-based compensation expense associated with the share-based awards that have satisfied the service condition as of March 31, 2015 and September 30, 2015 are included in the unaudited pro forma net loss.

A reconciliation of the pro forma net loss per share is as follows (in thousands):

	Year ended March 31,	Six months ended September 30,
	2015	2015
	(unaudited)
Numerator:
Net income (loss)	$285	$(81)
Share-based compensation expense recognized upon the occurrence of an IPO	1,614	1,802

Pro forma net loss attributable to ordinary shareholders	$(1,329)	$(1,883)

Denominator:
Weighted-average number of ordinary shares used in computing net income (loss) per share applicable to ordinary shareholders—basic	32,354	33,371
Adjustment for Class C Shares lost upon assumed conversion	(31)	(31)
Adjustment for assumed conversion of convertible preferred shares	12,576	12,576

Weighted-average number of ordinary shares used in computing pro forma net loss per share—basic and diluted	44,899	45,916

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted	$(0.03)	$(0.04)

Advertising and Promotion Costs

Expenses related to advertising and promotion of solutions is charged to sales and marketing expense as incurred. We incurred advertising expenses of $3.2 million and $3.7 million during the years ended March 31, 2014 and 2015, respectively. We incurred advertising expenses of $1.8 million and $2.2 million during the six months ended September 30, 2014 and 2015, respectively.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes. ASC 740 is an asset and liability approach that requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and for operating loss and tax credit carryforwards. ASC 740 requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2014 and 2015 and September 30, 2015, we did not have any uncertain tax positions that would impact our net tax provision.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of share-based compensation awards in the statements of operations. For share options issued under the Company’s share-based compensation plans to employees and members of the Board of Directors (the Board) for their services on the Board, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating share-based compensation expense for the period. For restricted share awards issued under the Company’s share-based compensation plans, the fair value of each grant is calculated based on the Company’s share price on the date of grant. For service-based awards, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award. For awards subject to both performance and service-based vesting conditions, the Company recognizes share-based compensation expense using an accelerated recognition method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For share-based awards classified as liabilities, the Company accounts for such liability such that the compensation expense will be remeasured at each reporting date until such award is settled. Total compensation expense related to liability awards was not material for the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015.

Certain awards granted by the Company are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, defined as either a change of control or an IPO. As a result, no compensation cost related to share-based awards with these performance conditions has been recognized through September 30, 2015 as the Company has determined that a liquidity event was not probable at March 31, 2014 or 2015 or September 30, 2015. The Company will record the expense for these awards using the accelerated attribution method over the remaining service period when management determines that achievement of the liquidity event is probable.

Given the absence of an active market for the Company’s ordinary shares, the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a share-based award. The Company and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its ordinary shares. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, in determining the value of the Company’s ordinary shares at each grant date, including the following factors: (1) prices paid for the Company’s convertible preferred shares, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s convertible preferred shares and ordinary shares; (2) valuations performed by an independent valuation specialist; (3) the

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s stage of development and revenue growth; (4) the fact that the grants of share-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an IPO or sale of the Company, given prevailing market conditions.

The Company believes this methodology to be reasonable based upon the Company’s internal peer company analyses, and further supported by several arm’s-length transactions involving the Company’s convertible preferred shares. As the Company’s ordinary shares are not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, share-based compensation expense, consolidated net income (loss) and consolidated net income (loss) per share could have been significantly different.

The fair value of each option grant issued under the Company’s share-based compensation plans was estimated using the Black-Scholes option-pricing model that used the assumptions noted in the following table. As there is no public market for its ordinary shares, the Company determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected term of options for service-based awards has been determined utilizing the “Simplified Method.” The Simplified Method is based on the average of the vesting tranches and the contractual life of each grant. In addition, the expected term for certain share-based awards which are subject to service-based and performance-based vesting conditions, is based on management’s estimate of the period of time for which the instrument is expected to be outstanding, factoring in certain assumptions such as the vesting period of the award, length of service and/or the location of the employee. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero.

The weighted-average fair value of options granted to employees during the years ended March 31, 2014 and 2015 was $1.56 and $4.02 per share, respectively. The weighted-average fair value of options granted to employees during the six months ended September 30, 2014 and 2015 was $3.54 and $5.70, respectively. The weighted-average assumptions utilized to determine the fair value of options granted to employees are presented in the following table:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
			(unaudited)
Expected term (in years)	6.4	6.3	6.3	6.3
Risk-free interest rate	2.5%	3.1%	3.4%	2.4%
Expected volatility	53.0%	52.6%	52.6%	43.7%
Expected dividend yield	—%	—%	—%	—%
Estimated grant date fair value per share of Class B ordinary shares	$3.00	$7.20	$6.48	$10.50

The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received, or of the equity instruments issued, whichever is more reliably measured. The Company determines the total share-based compensation expense related to non-employee awards using the Black-Scholes option-pricing model. Additionally, in accordance with ASC 505, Equity-Based Payments to Non-Employees, the

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company accounts for awards to non-employees prospectively, such that the fair value of the awards will be remeasured at each reporting date until the earlier of (a) the performance commitment date or (b) the date the services required under the arrangement have been completed. During the year ended March 31, 2014 and the six months ended September 30, 2015, the Company did not issue any share-based awards to non-employees. During the year ended March 31, 2015 the Company issued a share-based award to a non-employee in consideration for consulting services.

See Note 9 for a summary of the share option activity for the year ended March 31, 2015 and the six months ended September 30, 2015.

Leases

The Company categorizes leases at their inception as either operating or capital leases. On certain lease agreements, the Company may receive rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments or escalating payment amounts. The difference between required lease payments and rent expense has been recorded as deferred rent. Additionally, incentives received are treated as a reduction of costs over the term of the agreement, as they are considered an inseparable part of the lease agreement.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, other events, and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), which includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income (loss). As of March 31, 2014 and 2015 and September 30, 2015, accumulated other comprehensive income (loss) is presented separately on the consolidated balance sheets and consists entirely of cumulative foreign currency translation adjustments.

Application of New or Revised Accounting Standards

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” the Company has elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance was effective for annual reporting and interim periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective application, with early adoption not permitted. On July 9, 2015 the FASB voted to approve a one-year deferral of the effective date of this guidance. In accordance with the agreed upon delay, the guidance is effective for the Company on April 1, 2018. The Company is currently evaluating the adoption method it will apply and the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. ASU 2014-15 requires management to evaluate, at each annual or interim reporting period, whether there are conditions or events that exist that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and earlier application is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15, but the adoption is not expected to have a material effect on its consolidated financial statements or disclosures.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810)-Amendments to the Consolidation Analysis, which amends the criteria for determining which entities are considered variable interest entities, or VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. ASU 2015-02 is effective for annual periods, and interim periods therein, beginning after December 15, 2015. The Company is currently evaluating the impact the adoption of ASU 2015-02 will have on its financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires the Company to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. ASU 2015-03 will be effective for annual reporting periods beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016, with early adoption permitted. The new guidance will be applied retrospectively to each prior period presented. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2015-03 on its consolidated financial statements.

3. Balance Sheet Components

Prepaid expenses and other current assets consists of the following:

	At March 31,		At September 30, 2015
	2014	2015
			(unaudited)
Research and development investment tax credits	$3,168	$2,568	$1,595
Prepaid expenses	2,676	2,087	2,506
Other current assets	308	327	456

Total prepaid expenses and other current assets	$6,152	$4,982	$4,557

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and equipment consists of the following:

	At March 31,		At September 30, 2015
	2014	2015
			(unaudited)
Computer equipment	$38,939	$46,078	$51,229
Leasehold improvements	2,889	2,867	3,513
Furniture and fixtures	1,798	1,618	1,859
Office equipment	268	256	250

	43,894	50,819	56,851
Less: Accumulated depreciation and amortization	(18,920)	(27,660)	(32,474)

Property and equipment, net	$24,974	$23,159	$24,377

Depreciation and amortization expense was $9.0 million and $11.0 million for the years ended March 31, 2014 and 2015, respectively. Depreciation and amortization expense was $5.6 million and $5.2 million for the six months ended September 30, 2014 and 2015, respectively.

Accrued expenses and other current liabilities consists of the following:

	At March 31,		At September 30, 2015
	2014	2015
			(unaudited)
Accrued payroll and related benefits	$4,645	$7,166	$5,633
Accrued taxes payable	1,804	1,866	1,734
Other accrued expenses	2,603	1,870	4,295

Total accrued expenses and other current liabilities	$9,052	$10,902	$11,662

Other non-current liabilities consists of the following:

	At March 31,		At September 30, 2015
	2014	2015
			(unaudited)
Deferred rent	$1,496	$1,760	$1,800
Other non-current liabilities	545	367	545

Total other non-current liabilities	$2,041	$2,127	$2,345

4. Restructuring

During the year ended March 31, 2015, the Company recorded a restructuring charge of $1.2 million within restructuring in the accompanying consolidated statements of operations. The restructuring charge consisted of employee severance costs in connection with the termination of employees in the United States and the United Kingdom. At March 31, 2015, all obligations related to the restructuring action were fully paid and the Company does not expect to incur any additional costs related to this action.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Debt

In January 2012, Mimecast Services Limited and Mimecast North America, Inc., with Mimecast Limited as guarantor, entered into a loan agreement with a lender (the Loan Agreement) providing for up to a £4.0 million asset based line of credit (the Equipment Line). Under the Equipment Line, the Company can use the borrowing capacity to finance Eligible Equipment purchases, as defined in the Loan Agreement, in British pounds or U.S. dollars. Outstanding amounts under the Equipment Line accrued interest at a rate equal to the U.K. LIBOR plus 6.00% per annum for advances in British pounds or the greater of (i) 7.50% per annum and (ii) the Prime Rate plus 3.50% per annum for U.S. dollar advances. Advances under the Equipment Line were repayable in 36 equal monthly payments of principal and interest following the date of the borrowing under the Equipment Line but no later than June 30, 2015.

In January 2013, the Company amended the Loan Agreement (the First Amendment) to aggregate the outstanding British pound advances and U.S. dollar advances into two individual Equipment Line advances of £1.7 million (the Sterling Equipment Advances) and $1.6 million (the U.S. Dollar Equipment Advances, collectively the Equipment Line Advances) and allowed for no additional advances under the Equipment Line. The First Amendment amended the interest rate on the Equipment Line Advances to a 4.50% per annum fixed interest rate and also extended the maturity date for the Equipment Line Advances to February 1, 2017, which includes an interest only period for the first twelve months following the First Amendment date. At March 31, 2014 and 2015, the Company had $2.7 million and $1.6 million outstanding, respectively, related to the Sterling Equipment Advances and had $1.6 million and $1.0 million outstanding, respectively, related to the U.S. Dollar Equipment Advances. At September 30, 2015, the Company had $1.2 million outstanding related to the Sterling Equipment Advances and had $0.8 million outstanding related to the U.S. Dollar Equipment Advances. There were no amounts available for future borrowings under the Equipment Line as of March 31, 2015 or September 30, 2015.

As part of the First Amendment, the Company entered into a line of credit of up to the lesser of (i) £7.5 million and (ii) the equivalent of 80% of Eligible Accounts Receivables, as defined, plus £2.5 million (the Revolving Line). Under the Revolving Line, the Company can borrow in British pounds, U.S. dollars or Euros and the Revolving Line had a maturity date of January 31, 2015. Advances under the Revolving Line bore interest at the greater of the Bank of England base rate plus 3.75% per annum, and 4.25% per annum for British pound Advances, the Prime Rate plus 1.00% per annum and 4.25% per annum for U.S. dollar Advances, and the Euro LIBOR plus 4.00% per annum and 4.25% per annum for Euro Advances.

In July 2014, the Company further amended the Loan Agreement (the Second Amendment) and increased the Revolving Line from up to £7.5 million to up to £10 million (the Amended Revolving Line). The Amended Revolving Line has £5.0 million available upon the Second Amendment and another £5.0 million upon completion of an additional equity financing. The Second Amendment also extended the maturity date of the Amended Revolving Line to July 15, 2016 and decreased the maximum interest rate on any advances to 4.00% per annum. At March 31, 2014 the Company had no amounts outstanding under the Revolving Line and at March 31, 2015 and September 30, 2015 the Company had no amounts outstanding under the Amended Revolving Line with £5.0 million available for future borrowing.

With the First Amendment, the Company also entered into a £3.0 million fixed interest rate term loan (the First Term Loan), which is repayable in 36 monthly installments starting twelve months

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

following the first business day of the borrowing. Interest on the First Term Loan accrues and is payable monthly in arrears at 4.50% per annum and the First Term Loan matures on March 1, 2017. With the Second Amendment, the Company entered into a second £5.0 million fixed interest rate term loan (the Second Term Loan), which is repayable in 36 monthly installments starting six months following the first business day of the borrowing. Interest on the Second Term Loan accrues and is payable monthly in arrears at 4.50% per annum and the Second Term Loan matures on January 1, 2018. At March 31, 2014, the Company had $4.9 million outstanding on the First Term Loan and at March 31, 2015, the Company had $2.8 million and $7.0 million outstanding on the First Term Loan and Second Term Loan, respectively. At September 30, 2015, the Company had $2.1 million and $5.9 million outstanding on the First Term Loan and Second Term Loan, respectively.

The weighted-average interest rate for long-term debt was 4.50% per annum at March 31, 2014 and 2015 and at September 30, 2015.

The Company has assessed these refinancing activities and determined they were modifications and not an extinguishment under ASC 470, Debt.

Under the Second Amendment, the Company must comply with certain financial covenants, including recurring revenue and adjusted quick ratio covenants, as defined within the Second Amendment. The interest rate will increase by 3.00% if the Company is not able to meet the financial covenants or has any other event of default, until cured. Failure to comply with these covenants, or the occurrence of an event of default, could permit the lender under the Second Amendment to declare all amounts outstanding under the Second Amendment, together with accrued interest and fees, to be immediately due and payable. In addition, the Second Amendment is secured by substantially all of our assets. The Company was in compliance with all covenants under the Second Amendment as of March 31, 2015 and September 30, 2015.

Future minimum principal payment obligations due under the Company’s loan agreements are as follows:

Year Ending March 31,
2016	$5,314
2017	5,076
2018	2,052

$12,442

6. Related Party Transactions

Three of our current shareholders, who collectively own 52.8% and 51.8% of our outstanding shares as of March 31, 2014 and 2015, respectively, were customers of the Company during the periods included in the consolidated financial statements. Revenue recognized during the years ended March 31, 2014 and 2015 and the six months ended September 30, 2014 and 2015 and accounts receivable outstanding as of March 31, 2014 and 2015 and at September 30, 2015 related to these transactions was not material. Additionally, two of these shareholders provide certain services to the Company. Amounts paid to these shareholders in relation to arrangements for these services was not material for the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Convertible Preferred Shares

The Company’s convertible preferred shares at March 31, 2014 and 2015 and September 30, 2015 (unaudited) were as follows:

	Original Issue Price per Share	Shares		Liquidation Amount	Carrying Value
		Authorized	Outstanding
Series A Convertible Preferred Shares(1)	$2.95	7,051,814	7,051,814	$20,816	$20,583
Series B Convertible Preferred Shares	$7.24	5,524,550	5,524,550	40,000	38,722

		12,576,364	12,576,364	$60,816	$59,305

(1)	Translated using the British pound to U.S. dollar exchange rate as of the date of issuance of 1.601.

The holders of the Company’s Series A convertible preferred shares (Series A Preferred Shares) and the Series B convertible preferred shares (Series B Preferred Shares) (collectively, the Preferred Shares) have certain rights, preferences, privileges and restrictions with respect to voting, dividends, liquidation and conversion as follows:

Voting

The holders of the Preferred Shares are entitled to vote, together with the holders of Founder Shares and Class A Shares, on all matters submitted to shareholders for a vote. Each holder of Preferred Shares is entitled to the number of votes equal to the number of Preferred Shares held at the time of such vote.

Dividends

The holders of the Preferred Shares are entitled to receive dividends, if and when declared by the Board, pari passu with the holders of the Founder Shares, Class A Shares and Class B Shares. No dividends have been declared or paid by the Company through September 30, 2015.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Series B Preferred Shares are entitled to receive an amount per share equal to the Original Issue Price, subject to appropriate adjustment, plus all dividends accrued or declared but unpaid (the Series B Preference Amount). No payment shall be made to the holders of Series A Preferred Shares or ordinary shares unless and until full payment has been made to the holders of Series B Preferred Shares. If the funds available upon liquidation are insufficient to satisfy in full the Series B Preference Amount, the assets of the Company shall be shared ratably among the holders of the Series B Preferred Shares based upon their respective amounts, which would be payable with respect to the shares held by them if amounts were paid in full.

After payment has been made to the holders of Series B Preferred Shares, the holders of Series A Preferred Shares are entitled to receive an amount per share equal to the Original Issue Price, subject to appropriate adjustment, plus all dividends accrued or declared but unpaid (the Series A Preference Amount). No payment shall be made to the holders of ordinary shares unless and

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

until full payment has been made to the holders of Series A Preferred Shares. If the funds available upon liquidation are insufficient to satisfy in full the Series A Preference Amount, the assets of the Company shall be shared ratably among the holders of the Series A Preferred Shares based upon their respective amounts, which would be payable with respect to the shares held by them if amounts were paid in full.

After payment has been made to the holders of Series B and Series A Preferred Shares, the holders of Series A Preferred Shares and the holders of the ordinary shares (other than the holders of the Class C Shares) are entitled to receive an amount equal to £0.372 per share. If the funds available upon liquidation are insufficient to satisfy in full the £0.372 per share, the assets of the Company shall be shared ratably among the holders of the Series A Preferred Shares and the ordinary shares (other than the holders of the Class C Shares) based upon their respective amounts, which would be payable with respect to the shares held by them if amounts were paid in full.

After payment has been made to the holders of Series B, Series A and ordinary shares (other than the holders of the Class C Shares) as described above, the remaining assets of the Company available for distribution, shall be distributed ratably among the holders of the Preferred Shares and ordinary shares; provided, however, that (i) if the amount available for distribution to the holders of the Class B Shares is equal to or exceeds £1.842 per share, then the remaining assets of the Company shall be distributed pro rata to the holders of the Preferred Shares and ordinary shares (other than the Series B Preferred Shares) on a pro rata basis, or (ii) if the amount available for distribution to the holders of the Class B Shares is less than £1.842 per share, then the remaining assets of the Company shall be distributed pro rata to the holders of the Preferred Shares and ordinary shares (other than the Series B Preferred Shares) on a pro rata basis, except that holders of the Class C Shares will only be entitled to receive £6.00 in total, which amount shall be deemed satisfied by payment to one holder of Class C Shares.

Notwithstanding the above, (i) the holders of Series A Preferred Shares shall be entitled to receive the greater of (a) the amount such holders would have received under the rights described above, subject to a maximum of 3 times the Series A Preference Amount, and (b) the per share amount such holders would have received if all such holders had converted their Series A Preferred Shares into Class A Shares immediately prior to such liquidation, dissolution, or winding up of the Company, and (ii) the holders of Series B Preferred Shares shall be entitled to receive the greater of (a) the Series B Preference Amount, and (b) the per share amount such holders would have received if all such holders had converted their Series B Preferred Shares into Class A Shares immediately prior to such liquidation, dissolution, or winding up of the Company.

As the Preferred Shares may become redeemable upon a liquidation event that is outside of the control of the Company, the liquidation value of the Preferred Shares has been classified outside of permanent equity.

Conversion

Each Preferred Share is convertible, at the option of the holder, at any time into an equal number of Class A Shares. The conversion ratio for Preferred Shares is subject to adjustment for a share dividend, share split, combination of shares, reorganization or other similar event. All of the outstanding Preferred Shares will automatically convert into ordinary shares at a conversion rate of 1:1 immediately prior to the closing of a qualified underwritten public offering.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company performs assessments of all terms and features of its Preferred Shares in order to identify any potential embedded features that would require bifurcation or any beneficial conversion features. As part of this analysis, the Company assessed the economic characteristics and risks of its Preferred Shares, including conversion, liquidation and redemption features, as well as dividend and voting rights. Based on the Company’s determination that each series of its Preferred Shares is an “equity host,” the Company determined that the features of the convertible preferred shares are most closely associated with an equity host, and, although the Preferred Shares includes conversion features, such conversion features do not require bifurcation as a derivative liability.

At March 31, 2015 and at September 30, 2015, there were 7,051,814 and 5,524,550 shares of the Company’s Class A Shares, that have been reserved for conversion of the outstanding Series A and Series B Preferred Shares, respectively.

8. Ordinary Shares

At March 31, 2014 and 2015 and at September 30, 2015, the authorized share capital of Mimecast UK was 167,216,665 ordinary shares, £0.000006 par value per share, consisting of 16,666,666 Founder Shares, 66,666,666 Class A Shares, 83,333,333 Class B Shares, and 550,000 Class C Shares. Upon completion of the share-for-share exchange and share consolidation, the authorized share capital of the Company was amended. See Note 14 for further discussion.

Total issued and outstanding shares of each class of ordinary shares were as follows:

	At March 31,		At September 30, 2015
	2014	2015
			(unaudited)
Founder Shares	8,107,039	8,107,039	8,107,039
Class A Shares	8,208,443	8,208,443	8,102,034
Class B Shares	15,178,346	16,063,017	16,948,089
Class C Shares	550,000	550,000	550,000

	32,043,828	32,928,499	33,707,162

Each share of Class A Shares entitles the holder to one vote for each share on all matters submitted to a vote of our shareholders at all meetings of shareholders and written actions in lieu of meetings. Holders of Class B and Class C Shares are not entitled to vote on matters submitted to shareholders. Holders of Founder Shares are entitled to vote on matters submitted at a 10:1 ratio for each share held.

The holders of Founder Shares and Class A and Class B Shares are entitled to receive dividends, if and when declared by the Board, pari passu with the holders of the Preferred Shares. No dividends have been declared or paid by the Company through September 30, 2015.

After payment to the holders of Preferred Shares of their liquidation preferences, the holders of ordinary shares are entitled to share in the Company’s remaining assets available for distribution to shareholders as discussed in Note 7, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon the occurrence of a deemed liquidation event.

All of the outstanding Founder Shares, Class B and Class C Shares will automatically convert into Class A Shares immediately prior to the closing of an IPO. The Founder and Class B Shares will

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

convert at a ratio of 1:1. Each outstanding Class C Share is convertible into the number of Class A Shares equal to a fraction, the numerator of which is the excess of the IPO price over £0.372 and the denominator is the IPO price. As a result, the aggregate number of ordinary shares into which the Class C Shares are convertible will be determined upon the pricing of an IPO, but in any event will not exceed 550,000 ordinary shares in the aggregate.

For purposes of the unaudited pro forma financial information included within these financial statements, the conversion of the Class C Shares has been performed assuming a weighted-average conversion ratio of 0.9438-to-1, which was calculated at the IPO price of $10.00 per share, which is the price set forth on the front cover of the Company’s prospectus. Additionally, the conversion factor of £0.372 has been translated into U.S. dollars at the rate of £1.00 to $1.5116. Based on these assumptions, the 550,000 outstanding Class C ordinary shares as of March 31, 2015 and September 30, 2015 will convert into 519,072 Class A ordinary shares.

At March 31, 2015 and September 30, 2015, the Company has reserved the following ordinary shares for future issuance:

	At March 31,	At September 30,
	2015	2015
		(unaudited)
Options outstanding under share option plans	5,631,854	6,109,916
Options available for future grant under the share option plans	1,263,987	57,273
Convertible preferred shares outstanding	12,576,364	12,576,364

Total authorized ordinary shares reserved for future issuance	19,472,205	18,743,553

9. Share-based compensation

At March 31, 2015 and September 30, 2015, the Company had three share-based compensation plans, which are more fully described below.

The Company and its Board have approved the establishment of certain share option plans which are the Mimecast Limited 2007 Key Employee Share Option Plan (the 2007 Plan), the Mimecast Limited 2010 EMI Share Option Scheme (the 2010 Plan), and the Mimecast Limited Approved Share Option Plan (the Approved Plan) (the 2007 Plan, the 2010 Plan and the Approved Plan, collectively, the Plans). Through September 30, 2015, the Company has granted share-based awards to eligible participants under the Plans.

The Plans provide for granting of options to acquire Class B Shares to employees, officers, directors and consultants. The option price of each option under the Plans may not be less than the fair market value of the Class B Shares on the date of grant. The term of each option under the Plans may not exceed 10 years from the date of grant. Share options typically vest over 4 years, but vesting provisions can vary based on the discretion of the Board. We settle share options exercises under the Plans through newly issued shares. Shares of the Company’s ordinary shares underlying any awards that are forfeited, canceled, withheld upon exercise of an option, or settlement of an award to cover the exercise price or tax withholding, or otherwise terminated other than by exercise will be added back to the shares available for issuance under the Plans.

Certain awards granted by the Company are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, defined as either a change of control

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

or an IPO. As a result, no compensation cost related to share-based awards with these performance conditions has been recognized through September 30, 2015 as the Company has determined that a liquidity event was not probable at March 31, 2014 or 2015 or September 30, 2015 as it is not possible to determine if these performance conditions will be met as they are contingent upon an event that is outside of the Company’s control. In the event of a listing of our shares on a recognized investment exchange, 100% of the unvested portion of options granted under the Plans prior to May 13, 2014 shall vest. For options issued to employees other than those in our US subsidiary 25% of the vested shares underlying options will become exercisable immediately upon the listing, 50% of the shares underlying options will become exercisable 12 months following the date of the listing, and 25% of the shares underlying options will become exercisable 24 months following the date of the listing. The Company will record the expense for these awards using the accelerated attribution method over the remaining service period when management determines that achievement of the liquidity event is probable.

Options granted on or after May 13, 2014 under the 2010 Plan, and the Approved Plan shall continue vesting as set forth in the option award agreements.

The number of options available for future grant under the Plans as of March 31, 2015 and September 30, 2015 was 1,263,987, and 57,273, respectively.

Share-based compensation expense recognized under the Plans in the accompanying consolidated statements of operations was as follows:

	Year ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
			(unaudited)
Cost of revenue	$151	$151	$110	$129
Research and development	291	544	152	74
Sales and marketing	395	1,684	1,417	851
General and administrative	395	3,047	2,547	925

Total share-based compensation expense	$1,232	$5,426	$4,226	$1,979

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Share option activity under the Plans for the year ended March 31, 2015 and the six months ended September 30, 2015 was as follows:

	Number of Awards	Weighted Average Exercise Price (3)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) (1)
Outstanding at March 31, 2014	6,250,608	$1.20	6.55	$32,890
Options granted	867,623	$6.53
Options exercised	(868,005)	$0.72
Options forfeited and cancelled	(618,372)	$2.52

Outstanding at March 31, 2015	5,631,854	$1.84	5.91	$44,591
Options granted (unaudited)	1,513,531	$8.13
Options exercised (unaudited)	(728,652)	$0.62
Options forfeited and cancelled (unaudited)	(306,817)	$5.80

Outstanding at September 30, 2015 (unaudited)	6,109,916	$3.38	6.66	$46,411

Exercisable at March 31, 2015	1,560,481	$1.98	5.98	$12,168

Exercisable and expected to be exercisable at March 31, 2015(2)(4)	2,309,757	$3.12	6.57	$15,387

Exercisable at September 30, 2015 (unaudited)	1,814,503	$2.58	6.02	$15,262

Exercisable and expected to be exercisable at September 30, 2015(2)(4) (unaudited)	3,063,491	$4.92	7.42	$18,531

(1)	The aggregate intrinsic value was calculated based on the positive difference, if any, between the estimated fair value of our ordinary shares on March 31, 2014 and 2015 and September 30, 2015, respectively, or the date of exercise, as appropriate, and the exercise price of the underlying options.
(2)	This represents the number of exercisable options as of March 31, 2015 and September 30, 2015, respectively, plus the number of options expected to become exercisable as of March 31, 2015 and September 30, 2015, respectively, based on the options outstanding as of March 31, 2015 and September 30, 2015, respectively, adjusted for the estimated forfeiture rate.
(3)	Certain of the Company’s option grants have an exercise price denominated in British pound. The weighted-average exercise price at the end of each reporting period was translated into U.S. dollars using the exchange rate at the end of the period. The weighted-average exercise price for the options granted, exercised, forfeited and expired was translated into U.S. dollars using the exchange rate at the applicable date of grant, exercise, forfeiture or expiration, as appropriate.
(4)	Excluded from this amount are certain share-based awards subject to both service-based vesting conditions and a performance-based vesting condition based on a liquidity event which the Company has determined was not probable as of March 31, 2015 or September 30, 2015.

The total intrinsic value of options exercised was $234, $5,112 and $6,676 for the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015, respectively. Total cash proceeds from such option exercises were $30, $632 and $461 for the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015, respectively.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the preparation of the Company’s financial statements for the years ended March 31, 2014 and 2015 and the six months ended September 30, 2015, the Company reassessed the fair market value of its ordinary shares for purposes of valuing certain share-based awards. As a result, certain share-based awards were granted with an exercise or purchase price below the reassessed estimated fair value of ordinary shares on the date of grant.

In 2011, the Company granted its two founders a total of 550,000 restricted share awards, which vest over a period of four years, 25% at the end of year one and then 6.25% quarterly over the remaining three years. No additional restricted share awards were issued subsequent to this grant. As of March 31, 2014 and 2015, a total of 206,250 and 31,250 awards remained unvested, respectively. As of September 30, 2015, all restricted share awards were fully vested. As of March 31, 2014 and 2015, the aggregate intrinsic value of unvested shares was $1.3 million and $0.3 million, respectively.

As of March 31, 2015 and as of September 30, 2015, there was approximately $2.0 million and $5.6 million, respectively, of unrecognized share-based compensation, net of estimated forfeitures, related to unvested share-based awards subject to service-based vesting conditions, which is expected to be recognized over a weighted-average period of 2.52 years and 3.38 years, respectively. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

As of March 31, 2015 and as of September 30, 2015, there was approximately $4.4 million and $6.3 million, respectively of unrecognized share-based compensation, net of estimated forfeitures, related to unvested share-based awards, subject to both service-based vesting conditions and a performance-based vesting condition based on a liquidity event. The weighted-average recognition period is not determinable until the time a liquidity event is considered probable of occurring.

10. Commitments and Contingencies

The Company leases its facilities under non-cancelable operating leases with various expiration dates through October 2021. Rent expense was $2.6 million and $2.8 million for the years ended March 31, 2014 and 2015, respectively. Rent expense was $1.4 million and $1.6 million for the six months ended September 30, 2014 and 2015, respectively. The Company also has non-cancelable commitments related to its data centers.

Future minimum payments for our operating leases and data centers as of March 31, 2015 are as follows:

	Operating Leases	Data Centers
Year Ending March 31,
2016	$2,955	$9,330
2017	3,369	9,350
2018	3,204	8,692
2019	2,910	6,382
2020	1,750	4,358
Thereafter	496	—

Total	$14,684	$38,112

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain amounts included in the table above relating to co-location leases for the Company’s servers includes usage based charges in addition to base rent.

The Company has outstanding letters of credit of $0.4 million related to certain operating leases as of March 31, 2014 and 2015 and September 30, 2015.

Litigation

The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the years ended March 31, 2014 and 2015 and during the six months ended September 30, 2015, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification

The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of March 31, 2015 and September 30, 2015, the Company has not incurred any costs for the above guarantees and indemnities.

In certain circumstances, the Company warrants that its services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the services to the customer for the term of the agreement. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.

11. Employee Benefit Plans

We maintain a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan) covering all U.S. employees who satisfy certain eligibility requirements. The 401(k) Plan allows each participant to defer a percentage of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service. We may, at our discretion, make contributions in the form of matching contributions or profit-sharing contributions. To date, we have not made any matching or profit-sharing contributions.

In addition, we contribute to a defined contribution savings plan for our employees in the United Kingdom who satisfy certain eligibility requirements. The plan allows each participant to defer a percentage of their compensation, and the Company contributes an additional 1% of all wages for those employees in the scheme on a monthly basis. The Company’s contributions have not been material to any individual year.

12. Segment and Geographic Information

Disclosure requirements about segments of an enterprise and related information establishes standards for reporting information regarding operating segments in annual financial statements and

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is the chief executive officer. The Company and the chief executive officer view the Company’s operations and manage its business as one operating segment.

Geographic Data

The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the contracting subsidiary. Total revenue by geographic area was as follows:

	Year Ended March 31,		Six months ended September 30,
	2014	2015	2014	2015
			(unaudited)
Revenue:
United States	$29,636	$43,574	$19,683	$27,720
United Kingdom	37,694	48,595	24,007	27,111
South Africa	18,716	21,817	10,789	11,662
Other	2,269	2,099	1,067	1,342

Total revenue	$88,315	$116,085	$55,546	$67,835

Property and equipment, net by geographic location consists of the following:

	At March 31,		At September 30, 2015
	2014	2015
			(unaudited)
United States	$11,403	$11,031	$11,015
United Kingdom	9,236	7,883	8,421
South Africa	4,178	3,736	2,775
Other	157	509	2,166

Total	$24,974	$23,159	$24,377

13. Income Taxes

(Loss) income before the provision for income taxes consists of the following:

	Year Ended March 31,
	2014	2015
United Kingdom	$(4,033)	$5,955
Foreign	(12,838)	(5,518)

(Loss) income before provision for income taxes	$(16,871)	$437

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes in the accompanying consolidated financial statements is comprised of the following:

	At March 31,
	2014	2015
Current tax expense:
Domestic	$—	$—
Foreign	19	152

Total current tax expense	19	152

Deferred tax expense:
Domestic	—	—
Foreign	—	—

Total deferred tax expense	—	—

Total provision for income taxes	$19	$152

The reconciliation of the United Kingdom statutory tax rate to the Company’s effective tax rate included in the accompanying consolidated statements of operations is as follows:

	Year Ended March 31,
	2014	2015
Tax at statutory rate	20.0%	21.0%
U.S. state taxes, net of federal	—	9.9
Foreign rate differential	10.7	(214.6)
Meals and entertainment	(0.6)	24.3
Branch income / loss	(0.6)	(2.7)
Share-based compensation	(0.1)	90.8
Foreign exchange	(2.1)	(215.4)
Non-deductible interest expense	—	76.2
Non-deductible R&D expenses	(4.4)	—
Change in valuation allowance	(23.0)	243.5
Other	—	1.8

Effective tax rate	(0.1)%	34.8%

The Company’s parent entity is domiciled in the United Kingdom and its earnings are subject to a statutory tax rate of 20.0% and 21.0% for the years ended March 31, 2014 and 2015, respectively. The Company’s effective tax rate differs from the statutory rate each year primarily due to the valuation allowance maintained against the Company’s net deferred tax assets, the jurisdictional mix of earnings (profits earned in foreign jurisdictions are taxed at different rates than the United Kingdom statutory tax rate) and the impact of permanent differences (primarily related to non-deductible expenses and foreign exchange).

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets and liabilities reflect the net tax effects of net operating loss carryovers and the temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	At March 31,
	2014	2015
Net operating loss carryforwards	$14,841	$14,676
Share-based compensation	1,929	2,136
Deferred revenue	1,552	1,203
Fixed assets	523	509
Accrued compensation	303	624
Accrued costs	84	141
Deferred rent	145	159
Other	67	164

Gross deferred tax assets	19,444	19,612
Valuation allowance	(19,444)	(19,612)

Deferred tax assets, net	$—	$—

In assessing the ability to realize the Company’s net deferred tax assets, management considers various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies and projections of future taxable income, to determine whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on the cumulative losses that the Company has incurred in the jurisdictions in which it operates, the Company has determined that the uncertainty regarding the realization of its deferred tax assets is sufficient to warrant the need for a full valuation allowance against its worldwide net deferred tax assets. The net increase in the valuation allowance of approximately $0.2 million from 2014 to 2015 is primarily due to the impact of foreign exchange as well as the operating results of the Company.

As of March 31, 2014 and 2015, the Company had U.K. net operating loss carryforwards of approximately $16.1 million and $9.5 million, respectively. These net operating loss carryforwards do not expire. At March 31 2014 and 2015, the Company had U.S. federal net operating loss carryforwards of approximately $27.0 million and $30.4 million, respectively and U.S. state net operating loss carryforwards of approximately $26.1 million and $27.4 million, respectively. These net operating loss carryforwards expire at various dates through 2035. As of March 31, 2014 and 2015, the Company had South African net operating loss carryforwards of approximately $3.9 million and $3.0 million, respectively. These net operating loss carryforwards do not expire. As of March 31, 2014 and 2015, the Company had Australian net operating loss carryforwards of approximately $1.5 million and $3.2 million, respectively. These net operating loss carryforwards do not expire.

Included in the U.S. net operating losses carryforwards above, the Company has U.S. federal and state net operating losses of approximately $1.1 million and $1.8 million at March 31, 2014 and 2015, respectively, resulting from the exercise of employee share options. These net operating losses have been excluded from the above deferred tax table. In accordance with ASC 740 and ASC 718, recognition of these assets would occur upon the utilization of these deferred tax assets to reduce taxes payable and would result in a credit to additional paid-in capital within shareholders’ equity rather than the provision for income taxes.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under Sections 382 and 383 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an ownership change generally occurs if there is a cumulative change in our ownership by 5-percent shareholders that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under U.S. state tax laws. The Company may have experienced an ownership change in the past and may experience ownership changes in the future as a result of future transactions in our share capital, some of which may be outside of the control of the Company. As a result, if the Company earns net taxable income, its ability to use its pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income and taxes may be subject to significant limitations.

The Company has adopted ASC 740-10 which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. The Company had no unrecorded liabilities for uncertain tax positions upon adoption and the adoption did not have an impact on the Company’s balance sheet or retained earnings. As of March 31, 2014 and 2015, the Company had no recorded liabilities for uncertain tax positions.

Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expense in the accompanying consolidated statements of operations. As of March 31, 2014 and 2015, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company is subject to taxation in the United Kingdom and several foreign jurisdictions. At March 31, 2015, the Company is no longer subject to examination by taxing authorities in the United Kingdom for years prior to March 31, 2014. The significant foreign jurisdictions in which the Company operates are no longer subject to examination by taxing authorities for years prior to March 31, 2012. In addition, net operating loss carryforwards in certain jurisdictions may be subject to adjustments by taxing authorities in future years in which they are utilized.

The majority of the Company’s foreign subsidiaries have incurred losses since inception and do not have any undistributed earnings as of March 31, 2015. Income taxes have not been provided on the undistributed earnings of certain foreign subsidiaries of approximately $988 because such earnings are considered to be indefinitely reinvested in the business. The amount of tax payable on the earnings that are indefinitely reinvested in foreign operations is immaterial.

14. Subsequent Events

The Company has completed an evaluation of all subsequent events after the audited balance sheet date of March 31, 2015 and after the unaudited balance sheet date of September 30, 2015 through November 6, 2015, the date this Registration Statement on Form F-1 was filed with the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of March 31, 2015 and September 30, 2015, and events which occurred subsequently but were not recognized in the financial statements. The Company has concluded that no subsequent events have occurred that require disclosure, except as disclosed within these consolidated financial statements and except as described below.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in Reporting Entity

Mimecast Jersey is a public limited company organized under the laws of the Bailiwick of Jersey on July 28, 2015. On November 4, 2015, Mimecast Jersey changed its corporate structure whereby it became the holding company of Mimecast UK, a private limited company incorporated in 2003 under the laws of England and Wales, and its wholly-owned subsidiaries by way of a share-for-share exchange in which the shareholders of Mimecast UK exchanged their shares in Mimecast UK for an identical number of shares of the same class in Mimecast Jersey. Upon the exchange, the historical consolidated financial statements of Mimecast UK became the historical consolidated financial statements of Mimecast Jersey. Upon completion of the share-for-share exchange and share consolidation, the authorized share capital of the Company was amended to consist of 118,657,039 ordinary shares, $0.012 par value per share, consisting of 8,107,039 Founder Shares, 70,000,000 Class A Shares, 40,000,000 Class B Shares, and 550,000 Class C Shares and 12,576,364 preferred shares, $0.012 par value, consisting of 7,051,814 Series A Preferred Shares and 5,524,550 Series B Preferred Shares. This transaction was accounted for as a change in reporting entity and the accompanying consolidated financial statements and related notes have been retroactively revised to reflect this change.

Share Consolidation

On November 3, 2015, a committee of the Company’s Board of Directors approved a 1-for-6 share consolidation of the Company’s ordinary shares. The share consolidation was approved by our shareholders on November 5, 2015 and became effective on November 5, 2015. Upon the effectiveness of the share consolidation, (i) every six shares of each class of ordinary shares outstanding were decreased to one ordinary share, (ii) the number of ordinary shares into which each outstanding option to purchase ordinary shares is exercisable was proportionally decreased on a 1-for-6 basis, (iii) the exercise price of each outstanding option to purchase ordinary shares was proportionately increased on a 1-for-6 basis, and (iv) every six shares of each class of convertible preferred shares outstanding were decreased to one convertible preferred share for the applicable class. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the share split.

2015 Share Option and Incentive Plan

The Mimecast Limited 2015 Share Option and Incentive Plan (the 2015 Plan) was adopted by our board of directors on September 2, 2015 and approved by our shareholders on November 4, 2015 and will become effective on the date immediately prior to the date of the Company’s proposed IPO. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, non-employee directors and consultants. We have initially reserved a total of 5,500,000 ordinary shares for the issuance of awards under the 2015 Plan. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by 5% of the outstanding number of ordinary shares on the immediately preceding December 31 or such lesser number of shares as determined by our board of directors.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Share Purchase Plan

In September 2015, our board of directors adopted the Mimecast Limited 2015 Employee Share Purchase Plan (ESPP), which was approved by our shareholders on November 4, 2015. The ESPP initially reserves and authorizes for issuance a total of 1,100,000 ordinary shares. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. Participating employees of the Company may purchase ordinary shares during pre-specified purchase periods at a price equal to the lesser of 85% of the fair market value of an ordinary share of the Company at the beginning of the purchase period or 85% of the fair market value of an ordinary share of the Company at the end of the purchase period. The Board has not determined the date on which the initial purchase period will commence under the ESPP, although the initial purchase period will not commence prior to the completion of the Company’s IPO.

Mimecast at a glance...

$116 million
FY15 revenue

Founded 2003

107%
revenue retention

600+
employees

Nine Offices

14 petabytes+
Archived data

15,200 customers

100 billion+
Messages under management

Financial data is year end March 31, 2015. All other as of September 30, 2015

7,750,000 Shares

Mimecast Limited

Ordinary Shares

Goldman, Sachs & Co.

Barclays

Jefferies

RBC Capital Markets

Oppenheimer & Co.

Until December 13, 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.